

# qurate
RETAIL, INC.

**2022 ANNUAL REPORT**
**2023 PROXY STATEMENT**



# TABLE OF CONTENTS

# FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding business, product and marketing strategies; future financial performance; direct and indirect impacts of the COVID-19 pandemic; the expected benefits of our turnaround plan designed to stabilize and differentiate our core HSN and QVC U.S. brands and expand our leadership in video streaming commerce ("Project Athens"); the impact of the fire at the Rocky Mount fulfillment center; insurance recoveries; the sale leaseback transactions; the remediation of a material weakness; new service offerings; revenue growth at QVC; synergies; the recoverability of goodwill and other intangible assets; projected sources and uses of cash; repayment of debt; fluctuations in interest rates and foreign currency exchange rates; and the anticipated impact of certain contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. In particular, statements in our "Letter to Shareholders" and under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk" contain forward-looking statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated:

- the continuing global and regional economic impacts of the COVID-19 pandemic and other public health-related risks and events on our customers, our vendors and our businesses generally;

- customer demand for our products and services and our ability to attract new customers and retain existing customers by anticipating customer demand and adapting to changes in demand;

- competitor responses to our products and services;

- increased digital TV penetration and the impact on channel positioning of our programs;

- the levels of online traffic to our businesses' websites and our ability to convert visitors into customers or contributors;

- uncertainties inherent in the development and integration of new business lines and business strategies;

- our future financial performance, including availability, terms, deployment of capital and our level of indebtedness;

- our ability to effectively manage our installment sales plans and revolving credit card programs;

- the cost and ability of shipping companies, manufacturers, suppliers, digital marketing channels, and vendors to deliver products, equipment, software and services;

- the outcome of any pending or threatened litigation;

- availability of qualified personnel;

- the impact of the seasonality of our businesses;

- changes in, or failure or inability to comply with, government regulations, including, without limitation, regulations of the Federal Communications Commission, and adverse outcomes from regulatory proceedings;

- changes in the nature of key strategic relationships with partners, distributors, suppliers and vendors;

- domestic and international economic and business conditions and industry trends, including the impact of the "Brexit" withdrawal of the United Kingdom from the European Union and the impact of inflation and increased labor costs;

- increases in market interest rates;

- changes in the trade policy and trade relations with China;

- consumer spending levels, including the availability and amount of individual consumer debt and customer credit losses;

- system interruption and the lack of integration and redundancy in the systems and infrastructures of our businesses;

- advertising spending levels;

- changes in distribution and viewing of television programming, including the expanded deployment of video on demand technologies and Internet protocol television and their impact on home shopping programming;

- rapid technological changes;

- failure to protect the security of personal information, subjecting us to potentially costly government enforcement actions and/or private litigation and reputational damage;

- the regulatory and competitive environment of the industries in which we operate;

- natural disasters, public health crises (including COVID-19), political crises, and other catastrophic events or other events outside of our control;

- threatened terrorist attacks, political and economic unrest in international markets and ongoing military action around the world;

- failure to successfully implement Project Athens; and
- fluctuations in foreign currency exchange rates.

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Annual Report, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind any risk factors identified and other cautionary statements contained in this Annual Report and in our publicly filed documents, including our most recent Forms 10-K and 10-Q. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement.

# LETTER TO SHAREHOLDERS

**April 2023**

Dear Fellow Shareholders,

Our business is in the midst of a substantial turnaround. Beginning in June 2022, we laid the foundation for our transformation with Project Athens, a multiyear strategic plan to return to stable revenue and double-digit OIBDA and free cash flow growth in 2023 and 2024. We made encouraging progress in 2022, though it did not yet materialize in our financial results.

We underdelivered in 2022, with large declines in revenue, OIBDA and free cash flow. Our results were influenced by several external challenges: historic high inflation, lower consumer sentiment, a war in Ukraine, post-pandemic supply chain challenges and notably the downstream impacts of the tragic Rocky Mount fire (including a massive loss of inventory, delivery failures and longer delivery times that impacted customer satisfaction and retention). Our results also reflected underperformance on our own execution (including insufficient focus on our core customers and inadequate rigor on important aspects of our experience). Addressing these execution missteps are key pieces of Project Athens, and the work is well underway.

Despite these challenges, we continued to keep customers engaged on our platforms in 2022. Minutes viewed on QVC US and HSN's linear TV channels rose 7% to more than 70 billion, and customers participated in over 1 billion digital sessions across our websites, mobile websites and apps. On average, existing customers ordered nearly 30 items during the year, consistent with purchase rates in prior years. We continue to have the attention of millions of enthusiastic shoppers, which positions us for better results through increased conversion.

Following substantial analysis of our business, we developed and activated Project Athens, launched hundreds of change initiatives across our businesses, and made hard choices to reset our costs. We have also assembled a stellar executive leadership team for this transformation, combining tenured Qurate Retail executives—some with 20+ years in our video commerce brands—and external talent with new perspectives from Amazon, Stitch Fix, Macy's, digital-first retail start-ups, and more.

We enter 2023 with an intense focus on execution and with the confidence that we can deliver on our commitments. Here is a closer look.

## QVC US and HSN are reenergizing their live linear video shopping experiences.

Both QVC and HSN appeal most to a specific demographic—women over 50 with above average disposable income who love to shop, are highly engaged with video, and are trend-setters for family and friends. The US Census Bureau estimates that there will be more than 80 million women over 45 in the US by 2030; this cohort is growing and controls the vast majority of household purchase decisions.

Within this audience, QVC and HSN each target a different segment. We separated the two brands in early 2022 to allow for more tailored approaches. QVC focuses on slightly more affluent women who like being "in the know" and want to explore high quality items with people they trust. QVC positions its hosts as knowledgeable guides who chat with experts and demonstrate product features. HSN focuses on women who see products as a form of self-expression and want to stand out. HSN gives them a faster, more trend-forward shopping experience with more celebrities.

QVC and HSN are focused on expanding their assortment to give customers more variety. In June 2022, we announced our plan to reduce inventory by 20%-30% in the next 18 months. We delivered on this objective well ahead of schedule and reduced inventory 25% year-over-year by the end of 2022. This creates greater flexibility in our fulfillment network for new product (in addition to the positive impacts on delivery times, cost and cash flow). Across QVC and HSN, we are expanding in fashion and developing proprietary brands across multiple categories. QVC is leaning into wellness and culinary and recentlyintroduced an Accessible & Adaptive category as part of a broader accessibility initiative. Actress, best-selling author and disability advocate Selma Blair is serving as QVC's Brand Ambassador for Accessibility. QVC is also focusing on driving higher price points, leaning into leather handbags and premium jewelry and apparel. HSN continues to add celebrity collections, with launches such as C. Wonder by Christian Siriano, an acclaimed American fashion designer. HSN is also building its jewelry business. Both brands are expanding capabilities to enhance pricing and reward our best customers for their loyalty.

We continue to better execute on our live linear TV channels, which remain powerful tools to gather and motivate large audiences of shoppers. We have returned our Today's Special Value at QVC and our Today's Special at HSN to single-day offers with time-limited pricing to restore urgency to the model. We are making smaller buys for these deals, which is driving more sellouts. Our hosts and guests are back together in our studios for livelier, authentic conversations, and we have relaunched our live audience shows to enthusiastic response. Both QVC and HSN continue to create new shows tailored to their audiences, and we are augmenting our data analytics capabilities to optimize programming across our five US channels.

Our fulfillment team has restored order-to-delivery times to pre-Rocky-Mount-fire levels, and we are working on further improvements. By the close of 2025, our goal is to deliver more than 90% of orders in less than five days.

## vCommerce Ventures is rapidly expanding our reach, engagement and original content on streaming.

We launched the new vCommerce Ventures business unit in early 2022 to accelerate our growth on streaming. We are making progress, with revenue attributed to streaming nearly doubling in 2022.

We now reach more US homes via digital livestreaming TV and our streaming service than we do on traditional pay TV. In 2022, we extended our linear TV channels on FAST (free ad-supported streaming TV) and on subscription streaming TV, with launches on The Roku Channel, Pluto TV, Fubo and others. We also introduced a web version of our QVC+ and HSN+ streaming service and added our streaming app to Samsung Smart TVs and Cox platforms.

Creativity and engagement on QVC+ and HSN+ continued to surge. Minutes viewed rose double-digits in each of Q3 2022 and in Q4 2022 sequentially, as we launched dozens of original videos that blend shopping and entertainment in new ways. We now feature over 200 streaming-only videos, ranging from catch-up formats to category deep dives with series such as *"(Pretty Much)—Conversations About Beauty with People Over 40."* Our service also boasts a range of lifestyle shows, such as *"In the Spirit"* with celebrity chef Curtis Stone or *"My Best Friend's Kitchen,"* where celebrity chef Gaby Dalkin cooks with her famous friends including Hilary Duff and Meghan Trainor. We also created our first holiday movie, *"Holly and the Hot Chocolate"* featuring QVC host David Venable.

By becoming the only shopping focused destination TV app, we attract audiences by developing exclusive newsworthy content with pop culture celebrities and brands. We also leverage digital marketing and promotions across our own platforms and on the streaming services that host our app. We are able to create high quality content in a cost-efficient way, leveraging our robust in-house production capabilities.

## QVC International is working to restore growth in Europe and build momentum in Japan.

Our QVC International team continues to be a source of innovation for the entire company. QVC UK launched our first Integrated Experience, which targets a passionate customer group (in this case, gardeners) with seamless, 360-degree video shopping, spanning product, special shows, interactive livestreams, an online community with our experts, and more. QVC Germany plans to launch an Integrated Experience for culinary fans soon. QVC UK also launched *"Menopause Your Way,"* a customer engagement campaign in which women from all walks of life share their own journeys around menopause.

## Zulily is repositioning its platform with a lower cost base.

In 2022, Zulily substantially reduced cost by closing its Bethlehem, PA, fulfillment center and cutting SG&A expenses nearly 15%. At the same time, we repositioned Zulily to offer moms a better combination of convenience, affordability and fun. Zulily now presents exclusive daily deals alongside always-available everyday collections so moms can complete more shopping in one visit. More than 300 national brands have signed up for the virtual "stores within a store" at the heart of this concept. In addition, we are seeing greater availability of excess inventory in the marketplace, which we believe will benefit Zulily.

## Cornerstone Brands continues to gain market share with our upper income demographic.

Our Cornerstone Brands—Ballard Designs, Frontgate, Garnet Hill and Grandin Road—each delivered record revenue in 2022, as demand for our proprietary home products remained strong. We continue to see growth opportunities in retail expansion, as each store helps promote the brand in the surrounding area. Since January 1, 2022, we opened three Ballard Designs stores (including our new design studio concept), bringing our total footprint across Cornerstone to 29 stores[1]. In the remainder of 2023, we plan to open four more Ballard Designs stores, a Frontgate store and a Garnet Hill store.

---

[1]    As of April 1, 2023

## Capital Structure

Project Athens-related cost and margin initiatives are expected to benefit our adjusted OIBDA and free cash flow primarily in the back half of 2023 and ramp fully in 2024. We took a number of steps in 2022 to strengthen our balance sheet and provide necessary runway for these turnaround efforts to take effect. We closed a number of sale and leaseback transactions in 2022 and early 2023, providing capital against a challenging debt market. These transactions generated $875 million of aggregate proceeds. In addition, we took a series of actions at the end of 2022 that resulted in a distribution of cash such that all levels of our capital structure have sufficient cash balances to satisfy respective obligations for multiple years. Free cash flow will be applied to debt repayment as we work to return to our stated leverage target of 2.5x. We have sufficient cushion relative to the 4.5x maximum leverage covenant threshold in our credit facility. In addition to the gains from the sale leaseback transactions, our credit agreement allows us to add back to our covenant EBITDA a portion of the next twelve-months of expected cost savings. This, combined with our expected higher adjusted OIBDA relative to 2022, will provide incremental cushion under our leverage covenant. We have additional sources of potential liquidity through other non-core assets at Qurate Retail. We have a manageable maturity schedule and will continue to assess incremental opportunities to improve the balance sheet.

## We are confident in our strategies and our team.

Thanks to our foundational work in 2022, we are executing full force against the right strategies, with focus, optimism and grit. This is a critical year for our turnaround, and we are on track to deliver on our commitments.

Thank you for your support, and we look forward to updating you on our progress.

Very truly yours,



**David Rawlinson II**
President & Chief Executive Officer

**Gregory B. Maffei**
Executive Chairman of the Board

## STOCK PERFORMANCE

The following graph compares the percentage change in the cumulative total stockholder return on an investment in Qurate Retail Series A and Series B common stock (formerly referred to as the Series A and Series B QVC Group common stock) from December 31, 2017 through December 31, 2022 to the percentage change in the cumulative total return on the S&P 500 Index and the S&P 500 Retail Index. This chart includes the impact of (i) the special dividend of 0.03 of a share of Qurate Retail's newly-created preferred stock per share of common stock which was distributed to shareholders in September 2020, including the ongoing distributions of quarterly dividends paid to preferred stockholders and assuming reinvestment of such dividends into Qurate Retail's preferred stock, and (ii) the distribution of special cash dividends, assuming reinvestment of the cash proceeds into our common stock.

### QURATE RETAIL COMMON STOCK VS. S&P 500 and S&P 500 RETAIL INDICES 12/31/17 TO 12/31/22



|  | 12/31/17 | 12/31/18 | 12/31/19 | 12/31/20 | 12/31/21 | 12/31/22 |
|---|---|---|---|---|---|---|
| **Qurate Retail Series A** | $100.00 | $ 79.93 | $ 34.52 | $ 75.87 | $ 64.16 | $ 16.14 |
| **Qurate Retail Series B** | $100.00 | $ 75.23 | $ 34.58 | $ 75.02 | $ 63.82 | $ 30.07 |
| **S&P 500 Index** | $100.00 | $ 93.76 | $120.84 | $140.49 | $178.27 | $143.61 |
| **S&P 500 Retail Index** | $100.00 | $103.63 | $140.14 | $172.11 | $215.16 | $174.66 |

*Note: Trading data for the Series B shares is limited as they are thinly traded.*

# INVESTMENT SUMMARY

*(Based on publicly available information as of January 31, 2023) www.qurateretail.com/about/asset-list*

The following table sets forth some of Qurate Retail, Inc.'s assets which may be held directly and indirectly through partnerships, joint ventures, common stock investments and/or instruments convertible into common stock. Ownership percentages in the table are approximate and, where applicable, assume conversion to common stock by Qurate Retail, Inc. and, to the extent known by Qurate Retail, Inc., other holders. In some cases, Qurate Retail, Inc.'s interest may be subject to buy/sell procedures, repurchase rights or dilution.

| QURATE RETAIL, INC. | | | |
|---|---|---|---|
| ENTITY | DESCRIPTION OF OPERATING BUSINESS | ATTRIBUTED SHARE COUNT[1] (in millions) | ATTRIBUTED OWNERSHIP[2] |
| **Comscore, Inc.** | Global information and analytics company that measures advertising, content, and the consumer audiences across media platforms. | 27.5 | 15.7%[3] |
| **Cornerstone Brands** | Cornerstone is comprised of interactive, aspirational home and apparel lifestyle brands including Frontgate, Ballard Designs, Garnet Hill and Grandin Road. | N/A | 100% |
| **LIC Sound, LLC** | Venture investment fund focused on technology companies. | N/A | Various[4] |
| **Liberty Technology Venture Capital II, LLC** | Investment fund focused on Israeli technology companies. | N/A | 80% |
| **NetBase Solutions, Inc.** | Social media analytics platform that global companies use to run brands, build businesses, and connect with consumers every second. NetBase platform processes millions of social media posts daily for actionable business insights for marketing research, customer service, sales, PR, and product innovation. | N/A | 3.3% |
| **QVC, Inc.** | QVC, Inc. is a world leader in video commerce ("vCommerce"), which includes video-driven shopping across linear TV, ecommerce sites, digital streaming and social platforms. QVC offers an ever-changing collection of familiar brands and fresh new products—from home and fashion to beauty, electronics, and jewelry—and connects shoppers to interesting personalities, engaging stories, and award-winning customer service. QVC, Inc. includes QVC U.S., QVC International and HSN. | N/A | 100% |
| **Zulily, LLC** | Zulily is an online retailer that launches a new store on its mobile apps and website every day. By creating an immersive and entertaining shopping experience featuring hundreds of sales and thousands of products at great prices, Zulily invites shoppers around the world to discover a wide assortment of curated products for themselves, their families, and their homes. | N/A | 100% |

*Note: Tables above include holdings with owned asset value greater than $5 million.*
1) Applicable only for publicly-traded entities.
2) Represents undiluted ownership interest.
3) Comscore ownership on an as-converted basis based on outstanding shares as of February 24, 2023.
4) Includes portfolio of assets with varying non-controlling ownership percentages.

# FINANCIAL INFORMATION

**Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

### *Market Information*

Each series of the common stock of Qurate Retail, Inc. ( "Qurate Retail," the "Company," "we," "us" and "our") trades on the Nasdaq Global Select Market. Our Series A and Series B common stock trade on the Nasdaq Global Select Market, under the symbols "QRTEA" and "QRTEB." Stock price information for securities traded on the Nasdaq Global Select Market can be found on the Nasdaq's website at www.nasdaq.com. The following table sets forth the range of high and low sales prices of shares of our Series B common stock for the years ended December 31, 2022 and 2021. Although our Series B common stock is traded on the Nasdaq Global Select Market, an established public trading market does not exist for the stock, as it is not actively traded.

| | Qurate Retail Series B (QRTEB) | |
| --- | --- | --- |
| | High | Low |
| **2021** | | |
| First quarter | $ 15.77 | 10.40 |
| Second quarter | $ 17.39 | 11.25 |
| Third quarter | $ 13.74 | 10.18 |
| Fourth quarter | $ 12.16 | 7.07 |
| **2022** | | |
| First quarter | $ 8.08 | 4.75 |
| Second quarter | $ 5.80 | 3.61 |
| Third quarter | $ 21.93 | 3.04 |
| Fourth quarter | $ 13.56 | 4.20 |

### *Holders*

As of January 31, 2023, there were 2,185 and 57 record holders of our Series A and Series B Qurate Retail common stock, respectively. The foregoing numbers of record holders do not include the number of stockholders whose shares are held nominally by banks, brokerage houses or other institutions, but include each such institution as one shareholder.

### *Dividends*

On August 21, 2020, Qurate Retail announced that an authorized committee of the Company's board of directors (the "Board of Directors") had declared a special dividend (the "Special Dividend") on each outstanding share of its Series A and Series B common stock consisting of (i) cash in the amount of $1.50 per common share, for an aggregate cash dividend of approximately $626 million, and (ii) 0.03 shares of newly issued 8.0% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Preferred Stock"), having an initial liquidation price of $100 per share of Preferred Stock, with cash paid in lieu of fractional shares. The distribution ratio for the Preferred Stock portion of the Special Dividend was equivalent to $3.00 in initial liquidation preference per common share, for an aggregate issuance of approximately $1.3 billion aggregate liquidation preference. The dividend was distributed on September 14, 2020 to holders of record of Qurate Retail's Series A and Series B common stock. Holders of the Preferred Stock are entitled to receive quarterly cash dividends at a fixed rate of 8.0% per year on a cumulative basis, beginning December 15, 2020 and thereafter on each of March 15, June 15, September 15 and December 15 during the term. The Preferred Stock is non-voting, except in limited circumstances as required by law, and subject to a mandatory redemption on March 15, 2031.

On November 20, 2020, Qurate Retail announced that an authorized committee of its Board of Directors declared a special cash dividend in the amount of $1.50 per common share, for an aggregate dividend of approximately $625 million, payable in cash on December 7, 2020 to stockholders of record of the Company's Series A and Series B common stock at the close of business on November 30, 2020.

On November 4, 2021, Qurate Retail announced that its Board of Directors declared a special cash dividend in the amount of $1.25 per common share for an aggregate cash dividend of approximately $488 million based on shares outstanding as of October 31, 2021. The dividend was payable on November 22, 2021 to stockholders of record of Qurate Retail's Series A and Series B common stock as of the close of business on November 15, 2021.

Aside from the above mentioned dividends, we have not paid any cash dividends on our common stock. Payment of cash dividends, if any, in the future will be determined by the Board of Directors in light of our earnings, financial condition and other relevant considerations. See "Management's Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources."

### Purchases of Equity Securities by the Issuer

*Share Repurchase Programs*

In May 2019, the board authorized the repurchase of $500 million of Series A or Series B Qurate Retail common stock. In August 2021, the board authorized the repurchase of $500 million of Series A or Series B Qurate Retail common stock.

There were no repurchases of Series A Qurate Retail common stock, Series B Qurate Retail common stock or Preferred Stock during the three months ended December 31, 2022.

No shares of Series A Qurate Retail common stock and 18 shares of Preferred Stock were surrendered by certain of our officers and employees to pay withholding taxes and other deductions in connection with the vesting of their restricted stock during the three months ended December 31, 2022.

## Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying consolidated financial statements and the notes thereto. Additionally, see note 2 in the accompanying consolidated financial statements for an overview of new accounting standards that we have adopted or that we plan to adopt that have had or may have an impact on our financial statements.

*Overview*

We own controlling and non-controlling interests in a broad range of video and online commerce companies. Our largest businesses and reportable segments are QxH (QVC U.S. and HSN) and QVC International. QVC, Inc. ("QVC"), which includes QxH and QVC International, markets and sells a wide variety of consumer products in the United States ("U.S.") and several foreign countries via highly engaging video-rich, interactive shopping experiences. Cornerstone Brands, Inc. ("CBI") consists of a portfolio of aspirational home and apparel brands, and is a reportable segment. Our "Corporate and other" category includes our consolidated subsidiary Zulily, LLC ("Zulily"), along with various cost and equity method investments.

The COVID-19 pandemic resulted in significant disruption to the global economy, has negatively impacted us and our operations, and is expected to continue to impact us and our operations in 2023. During the outbreak of COVID-19, the stay at home restrictions imposed in response to COVID-19 led many traditional brick-and-mortar retailers to temporarily close their stores but allowed distance retailers, such as QVC, to continue operating. As a result, QVC initially experienced an increase in new customers and an increase in demand for certain categories, such as home and electronics. However, as the stay-at-home restrictions were moderated, traditional brick-and-mortar retailers were allowed to reopen their stores and consumers were able to resume prepandemic shopping habits. Beginning in the second quarter of 2021, and continuing through the fourth quarter of 2022, QVC observed a decline in customers and a decline in demand for its products.

Beginning in the second quarter of 2021, QVC saw increased product shortages as a result of high market demand in some product categories such as home and electronics. QVC also experienced escalating shipping disruptions due to challenges in the global supply chain and labor market. These factors caused extended lead time on inventory orders. As a result, the delayed receipt of inventory ordered in prior periods impacted QVC's ability to have the right products at the right time. These factors also impacted QVC's ability to offer certain goods and ship orders timely to its customers. Although these product shortages and supply chain disruptions have moderated, in the event of ongoing or heightened resurgences of COVID-19, including new variants in the future, or the occurrence of another pandemic or epidemic, QVC cannot be certain that it will be able to identify alternative sources for its products without delay or greater cost to QVC.

In addition, there are several adverse indirect impacts of COVID-19 that have caused and could continue to cause a material negative impact to QVC's financial results, including its capital and liquidity. These include reduced demand for products it sells; decreases in the disposable income of existing and potential new customers; the impacts of inflation or recession; increased currency volatility resulting in adverse currency rate fluctuations; higher interest rates; higher unemployment; labor shortages; and an adverse impact to QVC's supply chain and shipping disruptions for both the products it imports and purchases domestically and the products it sells, including essential products experiencing higher demand, due to factory closures, labor shortages and other resource constraints.

QVC has seen increasing inflationary pressures during the period, including higher wages, freight, and merchandise costs. If these pressures persist, inflated costs may result in certain increased costs continuing to outpace QVC's pricing power in the near term.

On December 18, 2021, QVC experienced a fire at its Rocky Mount, Inc. distribution center in North Carolina. Rocky Mount was QVC's second-largest fulfillment center, processing approximately 25% to 30% of volume for QVC U.S., and also served as QVC U.S.'s primary returns center for hard goods. The building was significantly damaged as a result of the fire and related smoke and will not reopen. QVC decided not to rebuild the facility, and entered into an agreement to sell the property which closed in February 2023. QVC took steps to mitigate disruption to operations including diverting inbound orders, leveraging its existing fulfillment centers and supplementing these facilities with short-term leased space as needed. QVC is currently evaluating long-term alternatives to alleviate the strain on its network caused by the loss of the Rocky Mount distribution center.

Based on the provisions of QVC's insurance policies and discussions with insurance carriers, QVC determined that recovery of certain fire related costs was probable, and recorded an insurance receivable. For the year ended December 31, 2021, the Company recorded $250 million of fire related costs and estimated insurance recoveries of $229 million for which recovery was deemed probable. As of December 31, 2021, QVC received $100 million of insurance proceeds and had an insurance receivable of $129 million which was recorded in trade and other receivables, net of allowance for credit losses in the consolidated balance sheet. For the year ended December 31, 2022, the Company recorded $157 million of fire related costs, including $95 million for the write-down of inventory that will not be reimbursed by QVC's insurance policies. The fire-related costs also include $59 million for which recovery was deemed probable and $3 million of costs that will not be reimbursed by QVC's insurance policies. For the year ended December 31, 2022, QVC received $280 million of insurance proceeds for inventory, fixed asset losses and other fire related costs and recorded a gain of $132 million in restructuring and fire related costs, net of (recoveries) in the consolidated statement of operations, representing the proceeds received in excess of cumulative losses recognized. The Company recorded an insurance receivable, net of advance proceeds received for other fire related costs for which recovery was deemed probable of $40 million in trade and other receivables, net of allowance for credit losses in the consolidated balance sheet as of December 31, 2022.

During the year ended December 31, 2022, inventory write-downs related to Rocky Mount of $95 million were included in cost of goods sold. Due to the circumstances surrounding the write-downs of the inventory, these write-downs have been excluded from Adjusted OIBDA (as defined below). QVC submitted its business interruption claim with the insurance company and is still in the process of assessing the valuation of loss with its insurer; there can be no guarantee that all business interruption losses will be recovered. While QVC has taken steps to minimize the overall impact to the business, it experienced increased warehouse and logistics costs during the year ended December 31, 2022 and anticipates these increased warehouse and logistics costs to continue during 2023.

In June 2022, QVC modified the finance lease for its distribution center in Ontario, California which reduced the term of the lease and removed QVC's ability to take ownership of the distribution center at the end of the lease term. QVC will make annual payments over the modified lease term. Since the lease was modified and removed QVC's ability to take ownership at the end of the lease term, the Company accounted for the modification similar to a sale and leaseback transaction, and as a result, QVC received net cash proceeds of $250 million and recognized a $240 million gain on the sale of the distribution center during the second quarter of 2022 calculated as the difference between the aggregate consideration received (including cash and forgiveness of the remaining financing obligation of $84 million) and the carrying value of the distribution center. The gain is included in gains on sale leaseback transactions in the consolidated statement of operations. The Company accounted for the modified lease as an operating lease and recorded a $37 million right-of-use asset and a $31 million operating lease liability, with the difference attributable to prepaid rent.

In July 2022, QVC sold five owned and operated properties located in the U.S. to an independent third party and received net cash proceeds of $443 million. Concurrent with the sale, QVC entered into agreements to lease each of the properties back from the purchaser over an initial term of 20 years with the option to extend the terms of the property leases for up to four consecutive terms of five years. QVC recognized a $277 million gain related to the successful sale leaseback for the year ended December 31, 2022, calculated as the difference between the aggregate consideration received and the carrying value of the properties. The Company accounted for the leases as operating leases and recorded a $207 million right-of-use asset and a $205 million operating lease liability, with the difference attributable to initial direct costs.

In November 2022, QVC entered into agreements to sell two properties located in Germany and the U.K. to an independent third party. Under the terms of the agreements, QVC received net cash proceeds of $102 million related to its German facility and $80 million related to its U.K. facility when the sale closed in January 2023. Concurrent with the sale, QVC entered into agreements to lease each of the properties back from the purchaser over an initial term of 20 years with the option to extend the terms of the property leases for up to four consecutive terms of five years. QVC expects to record a gain in the first quarter of 2023 related to the successful sale leaseback transaction.

As of December 31, 2022, assets of $71 million primarily related to the Germany and U.K. properties were classified as held for sale, and included in other assets, at cost, net of accumulated amortization in the consolidated balance sheet, as the proceeds from the sale were used to repay a portion of the revolving credit facility (as discussed in note 6 of the accompanying consolidated financial statements) (the "Credit Facility") borrowings which were classified as noncurrent as of December 31, 2022. Qurate Retail classifies obligations as current when they are contractually required to be satisfied in the next twelve months.

*Strategies and Challenges*

*Televised Shopping Businesses*

On June 27, 2022, Qurate Retail announced a five-point turnaround plan designed to stabilize and differentiate its core HSN and QVC U.S. brands and expand the Company's leadership in video streaming commerce ("Project Athens"). Project Athens main initiatives include: (i) improve customer experience and grow relationships; (ii) rigorously execute core processes; (iii) lower cost to serve; (iv) optimize the brand portfolio; and (v) build new high growth businesses anchored in strength.

*Improve Customer Experience and Grow Relationships.* Qurate Retail is focused on rebuilding stronger connections with their customers. In order to improve customer experience and grow relationships, Qurate Retail is working to optimize programming using advanced analytics to align product offerings, promotions and airtime with customer preferences. In addition, we expect to invest in infrastructure which will endeavor to improve the customer's order to delivery experience by increasing personalization, reducing shipping time and improving shipment tracking visibility. We expect to develop a customer loyalty program which will provide customers with a more personalized experience.

*Rigorously execute core processes.* Qurate Retail is enhancing its core processes to deliver the human story telling experience behind a product while also sharing a clear and compelling value proposition. In order to rigorously execute core processes, Qurate Retail will optimize pricing and assortment by investing in Information Technology systems that will support real-time pricing and promotion adjustments at an item level. We will also focus on growing our private label brands to drive revenue and margin at productive scale.

*Lower cost to serve.* Qurate Retail is right sizing its cost base to improve profitability and cash generation. In order to lower cost to serve, Qurate Retail will enhance review of spending to identify cost savings opportunities, including opportunities for workforce reduction. Additionally, we will improve product margin through market vendor efficiency and lower fulfillment costs through freight optimization and higher productivity.

*Optimize the brand portfolio.* Qurate Retail is exploring untapped opportunities at Zulily and our Cornerstone brands. In order to optimize the brand portfolio at Zulily, we are building the foundation to achieve persistent everyday value for Mom while evaluating and identifying ways we can reduce costs. At Cornerstone we will continue to expand our retail footprint in addition to focusing on cross-brand promotions.

*Build new high growth businesses anchored in strength.* Finally, Qurate Retail is focused on expanding in the video streaming shopping market. In order to build new high growth businesses anchored in strength, Qurate Retail expects to expand streaming viewership by improving the current streaming experience with enhanced video and navigation and seamless transactions. Additionally, we are shaping the future streaming experience with exclusive content, program and deal concepts. We are also building a next generation shopping app featuring vendors with self-made content.

QVC's future net revenue will depend on its ability to grow through digital platforms, attract new customers and retain existing customers. QVC's future net revenue may also be affected by (i) the willingness of cable television and direct-to-home satellite system operators to continue carrying QVC's programming service; (ii) QVC's ability to maintain favorable channel positioning, which may become more difficult due to governmental action or from distributors converting analog customers to digital; (iii) changes in television viewing habits because of video-on-demand technologies and Internet video services; (iv) QVC's ability to source new and compelling products and (v) general economic conditions.

The current economic uncertainty in various regions of the world in which our subsidiaries and affiliates operate could adversely affect demand for their products and services since a substantial portion of their revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Global financial markets may experience disruptions, including increased volatility and diminished liquidity and credit availability. If economic and financial market conditions in the U.S. or other key markets, including Japan and Europe, continue to be uncertain or deteriorate, customers may respond by suspending, delaying, or reducing their discretionary spending. A suspension, delay or reduction in discretionary spending could adversely affect revenue. Accordingly, our businesses' ability to increase or maintain revenue and earnings could be adversely affected to the extent that relevant economic environments decline. Such weak economic conditions may also inhibit QVC's expansion into new European and other markets. The Company is currently unable to predict the extent of any of these potential adverse effects.

In executing against Project Athens during 2022, QVC took actions to reduce inventory and planned a workforce reduction. These initiatives are consistent with QVC's strategy to operate more efficiently as it implements its turnaround plan, and QVC expects to incur additional expenses related to Project Athens initiatives in future periods. QVC recorded restructuring charges of $24 million in restructuring and fire related costs, net of (recoveries) in the consolidated statement of operations during the year ended December 31, 2022, related to severance. In July 2020, QVC implemented a planned workforce reduction with the goal of making the organizational structure streamlined and more efficient. As a result, QVC recorded $20 million of severance expense during the year ended December 31, 2020, which is recorded in selling, general and administrative expense.

*CBI.*

CBI's goal is to continue to provide customers with appealing home furnishings and apparel products that delight and inspire. As customers shop CBI's breadth of products through its websites, retail stores or through its catalog mailings; they will find products that allow them to outfit their lives and homes to their unique style. CBI's brands, including Ballard Designs, Frontgate, Grandin Road and Garnet Hill, provide a selection of fresh, unique and aspirational merchandise curated every season. CBI intends to employ the following strategies to achieve these goals and objectives: (i) acquire new customers through effective direct-to-consumer marketing; (ii) expand brick-and-mortar retail in attractive markets; (iii) further develop proprietary product that is unique to its brand positioning; (iv) invest in cross brand loyalty programs and a redesigned mobile platform and (v) build out a successful low cost supply chain network to support the growth of the business.

CBI looks to leverage its sourcing network by leaning on its merchandising team for further proprietary product development. As CBI grows, continuing to identify a stable and reliable supplier base that can partner with its brand merchants to develop future collections and offering will be key to the long-term health and growth of the business. If CBI is not able to identify markets capable of manufacturing at a logistics cost structure that aids the brand desire for further proprietary product, it may lose customers to lower cost competitors who rely on trading houses for product. Even if CBI identifies new vendors, it may not be able to purchase desired merchandise in sufficient quantities or on acceptable terms in the future, and products from alternative sources, if any, may be of a lesser quality or more expensive than those from existing vendors. An inability to purchase suitable merchandise on acceptable terms or to source new vendors could have an adverse effect on CBI's business.

As a direct-to-consumer company, CBI endeavors to effectively target consumers to drive acquisition, repeat buyers and reactivated purchasers. CBI uses a balance of retail stores and digital marketing to entice customers to shop its assortment. CBI must incur costs related to its marketing efforts, including but not limited to, photography, digital analytics, paper purchases, catalog print relationships, and real estate development. As CBI grows, there will be challenges to market in a way that enables further consumer purchase expansion at a cost that continues to return value back to the business.

## Results of Operations—Consolidated

*General.* We provide in the tables below information regarding our Consolidated Operating Results and Other Income and Expense, as well as information regarding the contribution to those items from our principal reportable segments. The "Corporate and other" category consists of our consolidated subsidiary Zulily, along with various cost and equity method investments. For a more detailed discussion and analysis of the financial results of the principal reporting segments, see "Results of Operations - Businesses" below.

### Operating Results

| | Years ended December 31, | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| | amounts in millions | | |
| *Revenue* | | | |
| QxH | $ 7,359 | 8,277 | 8,505 |
| QVC International | 2,528 | 3,077 | 2,967 |
| CBI | 1,313 | 1,238 | 1,070 |
| Corporate and other | 906 | 1,453 | 1,636 |
| Inter-segment eliminations | — | (1) | (1) |
| Consolidated Qurate Retail | $ 12,106 | 14,044 | 14,177 |
| | | | |
| *Operating Income (Loss)* | | | |
| QxH | $ (1,820) | 1,018 | 1,128 |
| QVC International | 306 | 489 | 439 |
| CBI | 48 | 108 | 64 |
| Corporate and other | (575) | (528) | (59) |
| Consolidated Qurate Retail | $ (2,041) | 1,087 | 1,572 |
| | | | |
| *Adjusted OIBDA* | | | |
| QxH | $ 750 | 1,439 | 1,547 |
| QVC International | 358 | 562 | 510 |
| CBI | 78 | 137 | 94 |
| Corporate and other | (122) | (58) | 47 |
| Consolidated Qurate Retail | $ 1,064 | 2,080 | 2,198 |

*Revenue.* Our consolidated revenue decreased 13.8% and 0.9% for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods.

QxH and QVC International revenue decreased $918 million and $549 million, respectively, and CBI revenue increased $75 million, during the year ended December 31, 2022, as compared to the same period in the prior year. See "Results of Operations - Businesses" below for a more complete discussion of the results of operations of QVC and CBI. Corporate and other revenue decreased $547 million for the year ended December 31, 2022, as compared to the corresponding period in the prior year, as a result of a decrease in revenue at Zulily due to a 44% decrease in total units shipped primarily attributable to a 40% decrease in active customers, driven by product scarcity and higher advertising costs in certain channels and lower marketing spend. This decrease was partially offset by a 12.9% increase in average selling price ("ASP").

QxH, QVC International and CBI revenue decreased $228 million, increased $110 million, and increased $168 million, respectively, during the year ended December 31, 2021 compared to the same period in the prior year. See "Results of Operations - Businesses" below for a more complete discussion of the results of operations of QVC and CBI. Corporate and other revenue decreased $183 million for the year ended December 31, 2021, as compared to the corresponding prior year period due to a reduction in revenue at Zulily related to a 15.3% decrease in total units shipped resulting from an

18.1% decrease in active customers, predominately driven by product scarcity, higher ad costs in online channels, and reduction in marketing spend, partially offset by a 5.8% increase in ASP primarily to offset shipping costs.

*Operating income (loss).* Our consolidated operating income decreased $3,128 million and $485 million for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. The decrease for the year ended December 31, 2022 was primarily due to impairments recognized at the QxH and Zulily reporting units and a decline in operating results, partially offset by gains on the sales of fixed assets.

QxH, QVC International and CBI operating income decreased $2,838 million, $183 million, and $60 million, respectively, for the year ended December 31, 2022, compared to the same period in the prior year. See "Results of Operations - Businesses" below for a more complete discussion of the results of operations of QVC and CBI. Operating income for Corporate and other declined $47 million for the year ended December 31, 2022, as compared to the corresponding period in the prior year, due to a decline in operating income at Zulily related to a reduction in total demand and higher product costs which were partially offset by lower marketing, salaries and benefits expenses, partially offset by fewer expenses at the corporate level.

QxH, QVC International and CBI operating income decreased $110 million, increased $50 million, and increased $44 million, respectively, for the year ended December 31, 2021, as compared to the corresponding prior year period. See "Results of Operations - Businesses" below for a more complete discussion of the results of operations of QVC and CBI. Operating income for Corporate and other declined $469 million for the year ended December 31, 2021, as compared to the corresponding prior year period, primarily due to the impairment of intangible assets at Zulily during the fourth quarter of 2021.

*Adjusted Operating Income Before Depreciation and Amortization ("OIBDA").* To provide investors with additional information regarding our financial results, we also disclose Adjusted OIBDA, which is a non-GAAP financial measure. We define Adjusted OIBDA as operating income (loss) plus depreciation and amortization, stock-based compensation, and where applicable, separately identified impairments, litigation settlements, restructuring, acquisition-related costs, fire related costs, net (including Rocky Mount inventory losses), and gains on sale leaseback transactions. Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our businesses and make decisions about allocating resources among our businesses. We believe this is an important indicator of the operational strength and performance of our businesses by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows us to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flows provided by operating activities and other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

The following table provides a reconciliation of Operating income (loss) to Adjusted OIBDA.

|  | Years ended December 31, | | |
|  | 2022 | 2021 | 2020 |
|  | amounts in millions | | |
| Operating income (loss) | $ (2,041) | 1,087 | 1,572 |
| Depreciation and amortization | 481 | 537 | 562 |
| Stock-based compensation | 60 | 72 | 64 |
| Restructuring and fire related costs, net of (recoveries) | 3 | 21 | — |
| Gains on sale leaseback transactions | (520) | — | — |
| Impairment of intangible assets | 3,081 | 363 | — |
| Adjusted OIBDA | $ 1,064 | 2,080 | 2,198 |

Consolidated Adjusted OIBDA decreased $1,016 million and $118 million for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods.

QxH, QVC International, and CBI Adjusted OIBDA decreased $689 million, $204 million, and $59 million and for the year ended December 31, 2022, respectively, as compared to the corresponding prior year period. See "Results of

Operations - Businesses" below for a more complete discussion of the results of operations of QVC and CBI. Corporate and other Adjusted OIBDA decreased $64 million for the year ended December 31, 2022, as compared to the corresponding period in the prior year due to a decline in Adjusted OIBDA at Zulily related to a reduction in total demand and higher product costs which were partially offset by lower marketing, salaries and benefits expenses, partially offset by fewer expenses at the corporate level.

QxH, QVC International, and CBI Adjusted OIBDA decreased $108 million, and increased $52 million and $43 million for the year ended December 31, 2021, respectively, as compared to corresponding prior year period. See "Results of Operations - Businesses" below for a more complete discussion of the results of operations of QVC and CBI. Corporate and other Adjusted OIBDA decreased $105 million for the year ended December 31, 2021, as compared to the corresponding period in the prior year due to lower Adjusted OIBDA at Zulily due to lower revenue and higher selling, general and administrative ("SG&A") primarily due to sales deleverage.

**Other Income and Expense**

Components of Other Income (Expense) are presented in the table below.

| | Years ended December 31, | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| | amounts in millions | | |
| Interest expense | $ (456) | (468) | (408) |
| Share of earnings (losses) of affiliate, net | (1) | (94) | (156) |
| Realized and unrealized gains (losses) on financial instruments, net | 41 | 99 | (110) |
| Gains (losses) on transactions, net | — | 10 | 224 |
| Tax sharing income (expense) with Liberty Broadband | 79 | 10 | (39) |
| Other, net | 70 | (6) | (32) |
| Other income (expense) | $ (267) | (449) | (521) |

*Interest expense.* Interest expense decreased $12 million and increased $60 million for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. The decrease for the year ended December 31, 2022 is due to lower outstanding debt throughout 2022, including finance lease obligations. The increase for the year ended December 31, 2021 is due to dividends declared and paid related to our Preferred Stock, recorded through interest expense.

*Share of earnings (losses) of affiliates.* Share of losses of affiliates decreased $93 million and $62 million during the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. The decreased losses in both 2022 and 2021 are related to the Company's alternative energy entities that have either been sold or wound down as the federal tax credits expired. The alternative energy entities typically operated at a loss, and the Company recorded its share of such losses, but had favorable tax attributes and credits, which are recorded in the Company's tax accounts.

***Realized and unrealized gains (losses) on financial instruments.*** Realized and unrealized gains (losses) on financial instruments are comprised of changes in the fair value of the following:

| | Years ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| | amounts in millions | | |
| Equity securities | $ 13 | 77 | (1) |
| Exchangeable senior debentures | 310 | (130) | (277) |
| Indemnification asset | (273) | (21) | 143 |
| Other financial instruments | (9) | 173 | 25 |
| | $ 41 | 99 | (110) |

The changes in these accounts are due primarily to market factors and changes in the fair value of the underlying stocks or financial instruments to which these relate. The decrease in the year ended December 31, 2022 as compared to the corresponding prior year period was primarily due to an unrealized loss on the indemnification asset, an unrealized loss on derivative instruments compared to a gain in the prior year, and an unrealized loss related to equity securities, partially offset by unrealized gains on the Company's exchangeable senior debentures driven by less growth in stock prices of the securities underlying the debentures than the prior year. The increase from loss to gain for the year ended December 31, 2021 as compared to the corresponding prior year period was primarily driven by a decrease in unrealized losses on the Company's exchangeable senior debentures driven by less growth in stock prices of the securities underlying the debentures than the prior year, an increase in unrealized gains related to derivative instruments which were settled, and an increase from the unrealized gain related to equity securities, partially offset by an unrealized loss on the indemnification asset from a gain in 2020.

***Gains (losses) on transactions, net.*** Gains (losses) on transactions, net, decreased $10 million and $214 million for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior year periods. The change in gains (losses) on transactions, net for the year ended December 31, 2021 is due to the sale of one of the Company's alternative energy investments during the third quarter of 2020, as compared to no other material transactions during 2021 or 2022. For the 2020 sale, the Company received total cash consideration of $272 million and recorded a gain of $224 million on the sale of the alternative energy investment.

***Tax sharing income (expense) with Liberty Broadband.*** The Company has a tax sharing agreement with Liberty Broadband. As a result, the Company recognized tax sharing income of $79 million and $10 million for the years ended December 31, 2022 and 2021, respectively, and tax sharing expense of $39 million for the year ended December 31, 2020.

***Other, net.*** Other, net increased $76 million and $26 million for the years ended December 31, 2022 and 2021, respectively, when compared to the corresponding prior year periods. The activity captured in Other, net is primarily attributable to gains (losses) on early extinguishment of debt, foreign exchange gains (losses) and interest income. The increase in Other, net for the year ended December 31, 2022 is primarily due to an increase in foreign currency exchange gains, the sale of warrants at QVC in the current year, and a gain on early extinguishment of debt in the current year. The increase in Other, net for the year ended December 31, 2021, as compared to the same period in the prior year, was a result of a decrease in loss on early extinguishment of debt, partially offset by an increase in foreign exchange losses.

***Income taxes.*** The Company had losses before income taxes of $2,308 million, and income before income taxes of $638 million and $1,051 million for the years ended December 31, 2022, 2021, and 2020, respectively. The Company had an income tax expense of $224 million, income tax expense of $217 million and an income tax benefit of $203 million for the years ended December 31, 2022, 2021 and 2020, respectively.

For 2022, the most significant portion of the losses before income taxes relates to a goodwill impairment that is not deductible for tax purposes.

In 2021 the effective tax rate was higher than the U.S. federal tax rate of 21% primarily due to foreign tax expense, state income tax expense, the impairment of goodwill that is not deductible for tax purposes, and non-deductible interest expense related to preferred stock, partially offset by benefits from tax credits generated by our alternative energy investments.

For the year ended December 31, 2020, the Company recorded an income tax benefit. The 2020 tax benefit was primarily driven by the impacts of a corporate realignment and tax credits generated by alternative energy investments. See note 8 to the accompanying consolidated financial statements for more information related to the corporate realignment.

*Net earnings (loss).*   We had net losses of $2,532 million, and net earnings $421 million and $1,254 million for the years ended December 31, 2022, 2021 and 2020, respectively. The change in net earnings (loss) was the result of the above-described fluctuations in our revenue, expenses and other gains and losses.

## Liquidity and Capital Resources

As of December 31, 2022 substantially all of our cash and cash equivalents are invested in U.S. Treasury securities, other government securities or government guaranteed funds, AAA rated money market funds and other highly rated financial and corporate debt instruments.

The following are potential sources of liquidity: available cash balances, equity issuances, dividend and interest receipts, proceeds from asset sales, debt (including availability under the Credit Facility, as discussed in note 6 of the accompanying consolidated financial statements), and cash generated by the operating activities of our wholly-owned subsidiaries. Cash generated by the operating activities of our subsidiaries is only a source of liquidity to the extent such cash exceeds the working capital needs of the subsidiaries and is not otherwise restricted. For example, under QVC's bond indentures, it is able to pay dividends or make other restricted payments if it is not in default on its senior secured notes and its consolidated leverage ratio is no greater than 3.5 to 1.0 ("the senior secured notes leverage basket"). In addition, under the Credit Facility QVC is able to pay dividends or make other restricted payments if it is not in default on the Credit Facility and its consolidated net leverage ratio is no greater than 4.0 to 1.0. Further, under QVC's bond indentures and the Credit Facility credit agreement, unlimited dividends are permitted to service the debt of Qurate Retail so long as there is no default (i.e., no leverage test is needed).

As of December 31, 2022, QVC's consolidated leverage ratio (as calculated under QVC's senior secured notes) was greater than 3.5 to 1.0 and as a result QVC is restricted in its ability to make dividends or other restricted payments under the senior secured notes. Although QVC will not be able to make unlimited dividends or other restricted payments under the senior secured notes leverage basket, QVC will continue to be permitted to make unlimited dividends to parent entities of QVC to service the principal and interest when due in respect of indebtedness of such parent entities (so long as there is no default under the indentures governing QVC's senior secured notes) and permitted to make certain restricted payments to Qurate Retail under an intercompany tax sharing agreement in respect of certain tax obligations of QVC and its subsidiaries.

Qurate Retail and certain of its subsidiaries' debt credit ratings were downgraded during the year ended December 31, 2022 as follows: (i) Fitch Ratings downgraded Qurate Retail, LI LLC, and QVC's long-term issuer default ratings from "BB" to "BB-"; (ii) S&P Global downgraded Qurate Retail's issuer credit rating from "BB-" to "B+" and QVC's issue-level rating from "BB+" to "BB"; and (iii) Moody's downgraded LI LLC corporate family rating from "Ba3" to "B1," and  QVC's debt ratings from "Ba2" to "Ba3." Subsequent to December 31, 2022, S&P Global further downgraded Qurate Retail's issuer credit rating from "B+" to "B-" and assigned a "B-" issuer rating to LI LLC, and lowered QVC's issue-level rating from "BB" to "B+."

Qurate Retail and its subsidiaries are in compliance with their debt covenants as of December 31, 2022.

As of December 31, 2022, Qurate Retail's liquidity position consisted of the following:

|  | Cash and cash equivalents |
|---|---|
|  | amounts in millions |
| QVC | $ 357 |
| CBI | 12 |
| Corporate and other [(1)] | 906 |
| Total Qurate Retail | $ 1,275 |

---

(1) Corporate cash as of December 31, 2022 was $875 million.

To the extent that the Company recognizes any taxable gains from the sale of assets, we may incur tax expense and be required to make tax payments, thereby reducing any cash proceeds. Additionally, we have $2.15 billion available for borrowing under the Credit Facility at December 31, 2022. As of December 31, 2022, QVC had approximately $238 million of cash and cash equivalents held in foreign subsidiaries that is available for domestic purposes with no significant tax consequences upon repatriation to the U.S. QVC accrues taxes on the unremitted earnings of its international subsidiaries. Approximately 67% of this foreign cash balance was that of QVC Japan. QVC owns 60% of QVC Japan and shares all profits and losses with the 40% minority interest holder, Mitsui & Co, LTD.

Additionally, our operating businesses generated more than $1 billion in annual cash provided by operating activities during 2021 and 2020. While cash generated by operating activities was significantly lower in 2022, we believe our businesses will continue to generate positive cash from operating activities in future periods.

| | Years ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| Cash Flow Information | amounts in millions | | |
| Net cash provided (used) by operating activities | $ 194 | 1,225 | 2,455 |
| Net cash provided (used) by investing activities | $ 601 | (501) | (161) |
| Net cash provided (used) by financing activities | $ (72) | (914) | (2,181) |

During the year ended December 31, 2022, Qurate Retail's primary sources of cash were proceeds from the sales of fixed assets of $704 million, insurance proceeds of $280 million, partially offset by capital expenditures of $268 million, dividends paid to noncontrolling interest of $68 million, and expenditure for television distribution rights of $45 million.

The projected uses of Qurate Retail's cash in the next year, outside of normal operating expenses (inclusive of tax payments), are the costs to service outstanding debt, approximately $365 million for estimated interest payments on outstanding debt, including corporate level and other subsidiary debt, anticipated capital improvement spending between $250 million and $300 million, the repayment of certain debt obligations, payments related to television distribution rights, payment of dividends to the holders of the Preferred Stock, and additional investments in existing or new businesses. The Company also may be required to make net payments of income tax liabilities to settle items under discussion with tax authorities. The Company expects that cash on hand and cash provided by operating activities in future periods and outstanding borrowing capacity will be sufficient to fund projected uses of cash.

## Off-Balance Sheet Arrangements and Aggregate Material Cash Requirements

In connection with agreements for the sale of assets by our Company, we may retain liabilities that relate to events occurring prior to the sale, such as tax, environmental, litigation and employment matters. We generally indemnify the purchaser in the event that a third party asserts a claim against the purchaser that relates to a liability retained by us. These types of indemnification obligations may extend for a number of years. We are unable to estimate the maximum potential liability for these types of indemnification obligations as the sale agreements may not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

We have contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible we may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

Information concerning the amount and timing of required payments, both accrued and off-balance sheet, under our material cash requirements, excluding uncertain tax positions as it is undeterminable when payments will be made, is summarized below.

| | | Payments due by period | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 2 - 3 years | 4 - 5 years | After 5 years |
| | | amounts in millions | | | |
| *Consolidated material cash requirements* | | | | | |
| Long-term debt (1) | $ 6,895 | 216 | 1,206 | 1,656 | 3,817 |
| Interest payments (2) | 4,173 | 364 | 662 | 515 | 2,632 |
| Finance and operating lease obligations | 1,078 | 128 | 196 | 140 | 614 |
| Preferred Stock (3) | 2,104 | 101 | 203 | 203 | 1,597 |
| Purchase orders and other obligations (4) | 3,079 | 3,033 | 36 | 10 | — |
| Total | $ 17,329 | 3,842 | 2,303 | 2,524 | 8,660 |

(1) Amounts are reflected in the table at the outstanding principal amount, assuming the debt instruments will remain outstanding until the stated maturity date, and may differ from the amounts stated in our consolidated balance sheet to the extent debt instruments (i) were issued at a discount or premium or (ii) have elements which are reported at fair value in our consolidated balance sheets. Amounts do not assume additional borrowings or refinancings of existing debt.

(2) Amounts (i) are based on our outstanding debt at December 31, 2022, (ii) assume the interest rates on our variable rate debt remain constant at the December 31, 2022 rates and (iii) assume that our existing debt is repaid at maturity.

(3) This amount reflects the annual 8.0% dividend on shares of Preferred Stock outstanding as of December 31, 2022 and redemption of the Preferred Stock on March 15, 2031.

(4) Amounts include open purchase orders for inventory and non-inventory purchases along with other material cash requirements.

## Critical Accounting Estimates

The preparation of our financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. All of these accounting estimates and assumptions, as well as the resulting impact to our financial statements, have been discussed with the audit committee of our board of directors.

*Fair Value Measurements of Non-Financial Instruments*.   Our non-financial instrument valuations are primarily comprised of our annual assessment of the recoverability of our goodwill and other nonamortizable intangible assets, such as tradenames and our evaluation of the recoverability of our other long-lived assets upon certain triggering events, and our determination of the estimated fair value allocation of net tangible and identifiable intangible assets acquired in business combinations. If the carrying value of our long-lived assets exceeds their undiscounted cash flows, we are required to write the carrying value down to fair value. Any such write down is included in impairment of long-lived assets in our consolidated statements of operations. A high degree of judgment is required to estimate the fair value of our long-lived assets. We may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. We may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the high degree of judgment involved in our estimation techniques, any value ultimately derived from our long-lived assets may differ from our estimate of fair value. As each of our operating segments has long-lived assets, this critical accounting policy affects the financial position and results of operations of each segment.

As of December 31, 2022, the intangible assets not subject to amortization for each of our significant reportable segments were as follows:

|  | Goodwill | Tradenames | Total |
| --- | --- | --- | --- |
|  | amounts in millions | | |
| QxH | $ 2,693 | 2,698 | 5,391 |
| QVC International | 778 | — | 778 |
| CBI | 12 | — | 12 |
| Corporate and other | 18 | 20 | 38 |
|  | $ 3,501 | 2,718 | 6,219 |

We perform our annual assessment of the recoverability of our goodwill and other non-amortizable intangible assets during the fourth quarter of each year, or more frequently, if events or circumstances indicate impairment may have occurred. We utilize a qualitative assessment for determining whether a quantitative goodwill and other non-amortizable intangible asset impairment analysis is necessary.  The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. In evaluating goodwill on a qualitative basis the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior years for other purposes. In 2022, an impairment of $2,535 million was recorded to QxH's goodwill.  In 2022 and 2021, impairments of $226 million and $233 million were recorded to Zulily's goodwill, respectively.  There were no goodwill impairments in 2020. In 2022, an impairment of $180 million was recorded to the QxH tradename (related to the tradename associated with HSN).  In 2022 and 2021, impairments of $140 million and $130 million were recorded to Zulily's tradename, respectively.  There were no tradename impairments in 2020.

*Retail Related Adjustments and Allowances.* QVC records adjustments and allowances for sales returns, inventory obsolescence and uncollectible receivables. Each of these adjustments is estimated based on historical experience. Sales returns are calculated as a percent of sales and are netted against revenue in its consolidated statements of operations. For both of the years ended December 31, 2022 and 2021 sales returns represented 15.3%, and for the year ended December 31, 2020 sales returns represented 15.6% of QVC's gross product revenue. The inventory obsolescence reserve is calculated as a percent of QVC's inventory at the end of a reporting period based on, among other factors, the aging of its inventory balance, the likely method of disposition, and the estimated recoverable values based on historical experience of inventory markdowns and liquidation. The change in the reserve is included in cost of goods sold in the consolidated statements of operations. As of December 31, 2022, QVC's inventory was $1,035 million, which was net of the obsolescence reserve of $143 million. As of December 31, 2021, inventory was $1,355 million, which was net of the obsolescence reserve of $122 million. QVC's allowance for credit losses is calculated as a percent of accounts receivable at the end of a reporting period, and is based on historical experience, with the change in such allowance recorded as a provision for credit losses in SG&A expenses in the consolidated statements of operations. Trade accounts receivable (including installment payment, credit card and customer receivables) were $1,319 million and $1,521 million, as of December 31, 2022 and 2021, respectively. Allowance for credit losses related to uncollectible trade accounts receivable was $87 million and $86 million as of December 31, 2022 and 2021, respectively. Each of these estimates requires management judgment and may not reflect actual results.

*Income Taxes.* We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns for each taxing jurisdiction in which we operate. This process requires our management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that we enter into. Based on these judgments we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on our financial position.

## Results of Operations—Businesses

### QVC

QVC is a retailer of a wide range of consumer products, which are marketed and sold primarily by merchandise-focused televised shopping programs, the Internet and mobile applications.

In the U.S., QVC's televised shopping programs, including live and recorded content, are broadcast across multiple channels nationally on a full-time basis, including QVC, QVC2, QVC3, HSN, and HSN2. The Company's U.S. programming is also available on QVC.com and HSN.com, QVC's "U.S. websites"; virtual multichannel video programming distributors (including Hulu + Live TV, DirectTV Stream and YouTube TV); applications via streaming video; Facebook Live, Roku, Apple TV, Amazon Fire, Xfinity Flex and Samsung TV Plus; mobile applications; social media pages and over-the-air broadcasters.

QVC's digital platforms enable consumers to purchase goods offered on its televised programming, along with a wide assortment of products that are available only on its U.S. websites. QVC.com and its other digital platforms (including its mobile applications, social media pages and others) are natural extensions of its business model, allowing customers to engage in its shopping experience wherever they are, with live or on-demand content customized to the device they are using. In addition to offering video content, QVC's U.S. websites allow shoppers to browse, research, compare and perform targeted searches for products, read customer reviews, control the order-entry process and conveniently access their account.

Internationally, QVC's televised shopping programs, including live and recorded content, are distributed to households outside of the U.S., primarily in Germany, Austria, Japan, the United Kingdom ("U.K."), the Republic of Ireland, and Italy. In some of the countries where QVC operates, QVC's televised shopping programs are distributed across multiple QVC channels: QVC Style and QVC2 in Germany and QVC Beauty, QVC Extra and QVC Style in the U.K. Similar to the U.S., QVC's international businesses also engage customers via websites, mobile applications and social media pages. QVC's international business employs product sourcing teams who select products tailored to the interests of each local market.

QVC's operating results were as follows:

| | | Years ended December 31, | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| | | **amounts in millions** | |
| Net revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 9,887 | 11,354 | 11,472 |
| Cost of goods sold (excluding depreciation, amortization and Rocky Mount inventory losses shown below) . . . . . . . | (6,751) | (7,368) | (7,418) |
| Operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (760) | (791) | (786) |
| SG&A expenses (excluding stock-based compensation) . . | (1,268) | (1,194) | (1,211) |
| Adjusted OIBDA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,108 | 2,001 | 2,057 |
| Restructuring and fire related (costs), net of recoveries (including Rocky Mount inventory losses) . . . . . . . . . . . . . | 10 | (21) | — |
| Gains on sale leaseback transactions . . . . . . . . . . . . . . . . . . | 520 | — | — |
| Impairment of intangible assets . . . . . . . . . . . . . . . . . . . . . . | (2,715) | — | — |
| Stock-based compensation . . . . . . . . . . . . . . . . . . . . . . . . . . | (36) | (44) | (37) |
| Depreciation and amortization . . . . . . . . . . . . . . . . . . . . . . . | (401) | (429) | (453) |
| Operating income (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ (1,514) | 1,507 | 1,567 |

Net revenue was generated from the following geographical areas:

| | | Years ended December 31, | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| | | **amounts in millions** | |
| QxH . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 7,359 | 8,277 | 8,505 |
| QVC International . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,528 | 3,077 | 2,967 |
| | $ 9,887 | 11,354 | 11,472 |

QVC's consolidated net revenue decreased 12.9% and decreased 1.0% for the years ended December 31, 2022 and 2021, respectively, as compared to the corresponding prior years. The $1,467 million decrease in 2022 net revenue was primarily due to an 8.5% decrease in units shipped driven by QxH, $373 million in unfavorable foreign exchange rates, a $124 million decrease in shipping and handling revenue driven by QxH, and a decline of 0.8% in ASP primarily at QxH, partially offset by an increase in ASP at QVC International. These declines were partially offset by a $161 million decrease in estimated product returns, primarily driven by QxH.

The 2021 decrease of $118 million in net revenue was primarily comprised of a 1.3% decrease in units shipped driven by QxH, a decline of 0.8% in ASP, primarily driven by QxH, and a decrease of $18 million in shipping and handling revenue across both segments. These declines were partially offset by an $84 million decrease in estimated product returns, primarily driven by QxH, and $57 million in favorable foreign exchange rates.

During the years ended December 31, 2022 and 2021, the changes in revenue and expenses were affected by changes in the exchange rates for the Japanese Yen, the Euro and the U.K. Pound Sterling. In the event the U.S. Dollar strengthens against these foreign currencies in the future, QVC's revenue and operating cash flow will be negatively affected.

In discussing QVC's operating results, the term "currency exchange rates" refers to the currency exchange rates QVC uses to convert the operating results for all countries where the functional currency is not the U.S. Dollar. QVC calculates the effect of changes in currency exchange rates as the difference between current period activity translated using the prior period's currency exchange rates. Throughout this discussion, we refer to the results of this calculation as the impact of currency exchange rate fluctuations. When we refer to "constant currency operating results", this means operating results without the impact of the currency exchange rate fluctuations. The disclosure of constant currency amounts or results permits investors to understand better QVC's underlying performance without the effects of currency exchange rate fluctuations.

The percentage change in net revenue for QVC in U.S. Dollars and in constant currency was as follows:

| | Year ended December 31, 2022 | | | Year ended December 31, 2021 | | |
|---|---|---|---|---|---|---|
| | U.S. dollars | Foreign Currency Exchange Impact | Constant currency | U.S. dollars | Foreign Currency Exchange Impact | Constant currency |
| QxH . . . . . . . . . . . . . . . . . . . . . . | (11.1)% | — % | (11.1)% | (2.7)% | — % | (2.7)% |
| QVC International . . . . . . . . . . . . . | (17.8)% | (12.1)% | (5.7)% | 3.7 % | 1.9 % | 1.8 % |

In 2022, the QxH net revenue decrease was primarily due to a 9.3% decrease in units shipped, a 1.8% decline in ASP and a $104 million decrease in shipping and handling revenue, partially offset by a $149 million decrease in estimated product returns. For the year ended December 31, 2022, QxH experienced shipped sales declines across all categories. The decrease in estimated product returns was primarily driven by a decrease in sales volume. The decline in ASP was primarily due to discounting as a result of inventory reduction actions. QVC International net revenue decline in constant currency was primarily due to a 6.4% decrease in units shipped across all markets except Japan and a $20 million decrease in shipping and handling revenue. These declines were partially offset by a 1.7% increase in ASP driven by the U.K. and Japan and a $12 million decrease in estimated product returns across all markets except the U.K. QVC International experienced shipped sales decline in constant currency in all categories except apparel.

In 2021, the QxH net revenue decrease was primarily due to a 1.4% decrease in units shipped, a 1.7% decline in ASP and a $12 million decrease in shipping and handling revenue, partially offset by a $60 million decrease in estimated product returns. For the year ended December 31, 2021, QxH experienced shipped sales growth in apparel and accessories with declines in all other categories. The decrease in estimated product returns was primarily driven by a decrease in sales volume partially offset by a shift in product mix to higher return rate categories. QVC International net revenue growth in constant currency was primarily due to a 1.8% increase in ASP, driven by ASP increases in Japan and the U.K., and a $24 million decrease in estimated product returns driven by Germany. These increases were partially offset by a 0.9% decrease in units shipped. QVC International experienced shipped sales growth in constant currency in all categories except electronics and beauty.

QVC's cost of goods sold as a percentage of net revenue was 68.3%, 64.9% and 64.7% for the years ended December 31, 2022, 2021 and 2020, respectively. The increase in cost of goods sold as a percentage of revenue in 2022 is primarily due to higher fulfillment costs across both segments driven by increased freight and warehousing costs. Higher fulfillment costs at QxH were also impacted by strains on QVC's fulfillment network due to the loss of the Rocky Mount fulfillment center and rent related to warehouses sold and leased back during the period, partially offset by efficiencies from fulfillment centers closed in the prior year. QVC also experienced product margin pressure across the business. Margin pressure was driven by discounting as a result of inventory reduction actions. The increase in cost of goods sold as a percentage of revenue in 2021 is primarily due to increased warehouse expenses driven by higher wages due to labor shortages and increased freight costs at QxH. These increases were partially offset by decreased obsolescence as a result of less aged inventory at QxH and product margin favorability. Product margin favorability was primarily driven by QVC International, partially offset by margin pressure at QxH.

QVC's operating expenses are principally comprised of commissions, order processing and customer service expenses, credit card processing fees, and telecommunications expenses. Operating expenses decreased $31 million or 4% and increased $5 million or 1% for the years ended December 31, 2022 and 2021, respectively, as compared to the prior years. Operating expenses were 7.7%, 7.0% and 6.9% of net revenue for the years ended December 31, 2022, 2021 and 2020, respectively. The decrease in 2022 was primarily due to a $31 million decrease as a result of favorable exchange rates. The increase in 2021 was primarily due to a $9 million increase in customer service expenses, driven by QxH, due to higher labor costs. This increase was partially offset by a decrease in commissions and credit card fees primarily due to lower sales volume at QxH.

QVC's SG&A expenses (excluding and stock-based compensation) include personnel, information technology ("IT"), provision for credit losses, production costs and marketing and advertising expense. Such expenses increased $74 million, and were 12.8% of net revenue for the year ended December 31, 2022 as compared to the prior year and decreased $17 million to 10.5% of net revenue for the year ended December 31, 2021 as compared to the prior year.

The increase in 2022 was primarily due to a $27 million increase in personnel costs primarily at QxH, a $26 million increase in estimated credit losses primarily at QxH, a $22 million increase in consulting expenses primarily at QxH, a $15 million increase in marketing costs across both segments and, to a lesser extent, increases in rent, IT expenses, non-income related taxes and travel expenses. These increases were partially offset by a $51 million decrease due to favorable exchange rates. The increase to estimated credit losses was due to lower expected collections in the current year compared to favorable adjustments recognized in the prior year based on actual collections experience partially offset by lower sales volume.

The decrease in 2021 was primarily due to a $74 million decrease in personnel costs across both segments and a $39 million decrease in estimated credit losses primarily at QxH. These decreases were partially offset by an $80 million increase in marketing primarily at QxH, a $9 million increase due to unfavorable exchange rates, and an increase in IT expenses. The decrease related to personnel costs was primarily driven by a decrease to QVC's incentive pay across both segments. The decrease to estimated credit losses was due to lower loss rates in the current year, a favorable shift in product category mix and favorable adjustments of prior periods based on actual collections. The increase in marketing costs in 2021 was driven by greater investment in advertising in addition to the increasing cost of digital marketing.

QVC recorded a gain of $10 million and a loss of $21 million for the years ended December 31, 2022 and 2021, respectively, in restructuring and fire related costs, net of (recoveries). For the year ended December 31, 2022, the gain primarily related to insurance proceeds received for inventory and fixed asset losses partially offset by write-downs on Rocky Mount inventory and restructuring costs primarily related to the workforce reduction. For the year ended December 31, 2021, the loss included expenses directly related to the Rocky Mount fulfillment center fire net of expected and received insurance recoveries. Expenses indirectly related to the Rocky Mount fulfillment center fire, including operational inefficiencies, are primarily included in cost of goods sold. These indirect expenses have been submitted as part of QVC's business interruption insurance claim; however, there can be no guarantee they will be recovered.

QVC recorded $520 million of gains on sale leaseback transactions for the year ended December 31, 2022. The gains related to the sale leaseback of six owned and operated U.S. properties. There were no gains on sale leaseback transactions recorded for each of the years ended December 31, 2021 and 2020.

QVC recorded an impairment loss of $2,715 million for the year ended December 31, 2022 related to the decrease in the fair value of the HSN indefinite-lived tradename and the QxH reporting unit (see note 5 to the accompanying consolidated financial statements). There were no impairment losses recorded by QVC for the years ended December 31, 2021 and 2020.

Stock-based compensation includes compensation related to options and restricted stock granted to certain officers and employees. QVC recorded $36 million, $44 million and $37 million of stock-based compensation expense for the years ended December 31, 2022, 2021 and 2020, respectively. The decrease in 2022 was primarily due to the retirement of QVC's former Chief Executive Officer. The increase in 2021 was primarily due to fewer cancellations of restricted stock awards and the issuance of awards to certain officers.

Depreciation and amortization decreased $28 million and $24 million for the years ended December 31, 2022 and December 31, 2021, respectively, as compared to the corresponding prior years. Depreciation and amortization included $62 million, $62 million and $66 million of acquisition related amortization during the years ended December 31, 2022, 2021, and 2020, respectively. For the year ended December 31, 2022, depreciation and amortization decreased primarily due to assets disposed of related to the Rocky Mount fulfillment center fire and the six owned and operated U.S. properties sold and leased back. For the year ended December 31, 2021, depreciation and amortization decreased, primarily due to a decrease in property and equipment depreciation due to the sale of QVC's Lancaster and San Antonio facilities during 2021, and a decrease in channel placement amortization and related expenses due to lower subscriber count, partially offset by increased software amortization due to software additions including QVC's Enterprise Resource Planning system.

**CBI**

CBI's operating results for the last three years were as follows:

|  | | Years ended December 31, | |
| --- | --- | --- | --- |
|  | 2022 | 2021 | 2020 |
|  | amounts in millions | | |
| Net revenue | $ 1,313 | 1,238 | 1,070 |
| Cost of goods sold | (850) | (734) | (645) |
| Operating expenses | (48) | (46) | (38) |
| SG&A expenses (excluding stock-based compensation) | (337) | (321) | (293) |
| Adjusted OIBDA | 78 | 137 | 94 |
| Stock-based compensation | (3) | (2) | (1) |
| Depreciation and amortization | (27) | (27) | (29) |
| Operating income (loss) | $ 48 | 108 | 64 |

CBI's revenue consists primarily of indoor and outdoor home furnishings.

CBI's consolidated net revenue increased 6.1% and 15.7% for the years ended December 31, 2022 and December 31, 2021, respectively, as compared to the corresponding prior years. The increase in net revenue for the year ended December 31, 2022, compared to the prior year, was primarily attributable to an increase in ASP, partially offset by an increase in product returns. Orders shipped were relatively flat compared to the prior year. The increase in ASP was the result of a continued mix shift from apparel and seasonal décor to indoor and outdoor furniture which sell at higher price points. The increase in net revenue for the year ended December 31, 2021, compared to the prior year, was primarily attributed to a 15% increase in demand in the home and apparel categories.

CBI's cost of goods sold as a percentage of net revenue was 64.7%, 59.3% and 60.3% for the years ended December 31, 2022, 2021 and 2020, respectively. Cost of goods sold as a percentage of net revenue increased for the year ended December 31, 2022, compared to the prior year, primarily due to higher inbound logistics costs driven by higher storage fees and ocean container rates. Cost of goods sold as a percentage of net revenue decreased slightly for the year ended December 31, 2021, compared to the prior year, primarily due to reduced promotional activity driving higher product margins.

CBI's operating expenses are principally comprised of credit card fees and customer service expenses. Operating expenses slightly increased for the year ended December 31, 2022, compared to the prior year, driven by increased credit card fees due to increased revenue. Operating expenses increased for the year ended December 31, 2021, compared to the prior year, driven by increased credit card fees due to increased revenue.

CBI's SG&A expenses include print, digital and retail marketing. As a percentage of net revenue, SG&A remained relatively flat for the year ended December 31, 2022 as compared to the year ended December 31, 2021. As a percentage of net revenue, SG&A decreased from 27.4% to 25.9% for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to increased revenue performance.

CBI's stock-based compensation expense increased $1 million for both of the years ended December 31, 2022 and December 31, 2021, compared to the corresponding periods in the prior year. The increase for the year ended December 31, 2022, compared to the prior year, was due to a change in the annual grant vesting period from 4 years to 3 years. The increase for the year ended December 31, 2021, compared to the prior year, was due to fewer terminations.

CBI's depreciation and amortization expense remained flat and decreased $2 million for the year ended December 31, 2022 and December 31, 2021, respectively, as compared to the corresponding periods in the prior year. The decrease for the year ended December 31, 2021, compared to the prior year, was primarily due to lower depreciation expense as a result of assets being at the end of their useful lives.

**Quantitative and Qualitative Disclosures about Market Risk.**

We are exposed to market risk in the normal course of business due to our ongoing investing and financial activities and the conduct of operations by our subsidiaries in different foreign countries. Market risk refers to the risk of loss arising from adverse changes in stock prices, interest rates and foreign currency exchange rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

We are exposed to changes in interest rates primarily as a result of our borrowing and investment activities, which include investments in fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of our long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. We manage our exposure to interest rates by maintaining what we believe is an appropriate mix of fixed and variable rate debt. We believe this best protects us from interest rate risk. We have achieved this mix by (i) issuing fixed rate debt that we believe has a low stated interest rate and significant term to maturity, (ii) issuing variable rate debt with appropriate maturities and interest rates and (iii) entering into interest rate swap arrangements when we deem appropriate.  As of December 31, 2022, our debt is comprised of the following amounts:

| | Variable rate debt | | Fixed rate debt | |
| --- | --- | --- | --- | --- |
| | Principal amount | Weighted avg interest rate | Principal amount | Weighted avg interest rate |
| | | dollar amounts in millions | | |
| QxH and QVC International . . . . . . . . . . | $ 1,057 | 5.8 % | $ 3,914 | 5.1 % |
| CBI . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 18 | 5.8 % | $ — | — % |
| Corporate and other . . . . . . . . . . . . . . . . | $ — | — % | $ 1,906 | 5.4 % |

Qurate Retail is exposed to foreign exchange rate fluctuations related primarily to the monetary assets and liabilities and the financial results of QVC's foreign subsidiaries. Assets and liabilities of foreign subsidiaries for which the functional currency is the local currency are translated into U.S. Dollars at period-end exchange rates, and the statements of operations are generally translated at the average exchange rate for the period. Exchange rate fluctuations on translating foreign currency financial statements into U.S. Dollars that result in unrealized gains or losses are referred to as translation adjustments. Cumulative translation adjustments are recorded in accumulated other comprehensive earnings (loss) as a separate component of stockholders' equity. Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in income as unrealized (based on period-end translations) or realized upon settlement of the transactions. Cash flows from our operations in foreign countries are translated at the average rate for the period. Accordingly, Qurate Retail may experience economic loss and a negative impact on earnings and equity with respect to our holdings solely as a result of foreign currency exchange rate fluctuations. QVC's reported Adjusted OIBDA for the years ended December 31, 2022, 2021 and 2020 would have been impacted by approximately $4 million, $6 million and $5 million, respectively, for every 1% change in foreign currency exchange rates relative to the U.S. Dollar.

We periodically assess the effectiveness of our derivative financial instruments. With regard to interest rate swaps, we monitor the fair value of interest rate swaps as well as the effective interest rate the interest rate swap yields, in comparison to historical interest rate trends. We believe that any losses incurred with regard to interest rate swaps would be largely offset by the effects of interest rate movements on the underlying debt facilities. These measures allow our management to evaluate the success of our use of derivative instruments and to determine when to enter into or exit from derivative instruments.

**Financial Statements and Supplementary Data.**

The consolidated financial statements of Qurate Retail are included herein, beginning on page F-28.

**Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.**

None.

**Controls and Procedures.**

### Disclosure Controls and Procedures

In accordance with Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company carried out an evaluation, under the supervision and with the participation of management, including its chief executive officer and its principal accounting and financial officer (the "Executives") and under the supervision of its Board of Directors, of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2022. Based on that evaluation, the Executives concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2022 because of the material weakness in its internal control over financial reporting that is described in "Management's Report on Internal Control Over Financial Reporting."

However, giving full consideration to the material weakness, the Company's management believes the consolidated financial statements included in this Annual Report present fairly, in all material respects, the Company's financial position, results of operations and cash flows for the periods disclosed in conformity with U.S. GAAP.

### Management's Report on Internal Control Over Financial Reporting

See page F-23 for Management's Report on Internal Control Over Financial Reporting.

See page F-24 for KPMG LLP's report regarding the effectiveness of the Company's internal control over financial reporting.

### Changes in Internal Control Over Financial Reporting

In response to the material weakness described in Management's Report on Internal Control Over Financial Reporting, the Company reviewed the design of Zulily's and QVC's controls and implemented the remediation activities to alleviate the noted control deficiencies, as listed in the "Remediation Plan for Material Weakness in Internal Control over Financial Reporting." Other than these items, there has been no change in the Company's internal control over financial reporting that occurred during the Company's quarter ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

### Remediation Plan for Material Weakness in Internal Control over Financial Reporting

In response to the material weakness described in Management's Report on Internal Control Over Financial Reporting, the Company has developed a plan with oversight from the Audit Committee of the Board of Directors to remediate the material weakness. The remediation efforts are underway and include the following:

- Enhancing the ITGC risk assessment process;
- Evaluating talent and addressing identified gaps;
- Delivering training on internal control over financial reporting;

- Improving change management and logical access control activities that contributed to the ITGC material weakness including removing all inappropriate IT system access associated with the ITGC material weakness;
- Implementing user activity monitoring for control activities contributing to the ITGC material weakness; and
- Implementing additional compensating control activities over the completeness and accuracy of data provided by the affected systems.

The Company believes the foregoing efforts will remediate the material weakness described in Management's Report on Internal Control Over Financial Reporting. Because the reliability of the internal control process requires repeatable execution, the successful on-going remediation of the material weakness will require on-going review and evidence of effectiveness prior to concluding that the controls are effective.

**Other Information.**

None.

**Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not Applicable.

# MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, as such term is defined in Rules 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company's management, with participation of the Executives, under the oversight of the Company's Board of Directors, evaluated the effectiveness of internal control over financial reporting as of December 31, 2022, using the criteria in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that, as of December 31, 2022, the Company's internal control over financial reporting is not effective due to the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. We have identified a material weakness related to information technology general controls ("ITGCs") at Zulily which also impact an inventory management system in place for certain QVC and HSN fulfillment centers. These ITGCs were not designed and operating effectively to ensure (i) that access to applications and data, and the ability to make program changes, were adequately restricted to appropriate personnel, (ii) that the activities of individuals with access to modify data and make program and job changes were appropriately monitored and (iii) that changes introduced in the production environment had undergone sufficient testing and review. Our business process controls (automated and manual) and reports and information that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted.

We believe these control deficiencies are due to:
- Inadequate risk assessment to fully understand the nature and extent of risk related to certain segregation of duties, provisioning and the design of the change control environment.
- Insufficient training of IT personnel related to change management and logical access processes.
- Lack of adequate resources with knowledge of our internal controls over financial reporting related to general information technology systems.
- Failure to select and apply appropriate ITGCs with accountability enforced through formal policies and procedures.

The control deficiencies did not result in any identified misstatements.

The Company's independent registered public accounting firm audited the consolidated financial statements and related notes in the Annual Report and issued an adverse opinion on the effectiveness of the Company's internal control over financial reporting. KPMG LLP's report appears on page F-24 of this Annual Report.

**Report of Independent Registered Public Accounting Firm**

To the Stockholders and Board of Directors
Qurate Retail, Inc.:

*Opinion on Internal Control Over Financial Reporting*

We have audited Qurate Retail, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated March 1, 2023 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness has been identified related to the ineffective design and operating effectiveness of information technology general controls (ITGCs) at Zulily which also impacted an inventory management system in place for certain QVC and HSN fulfillment centers. Business process controls (automated and manual) and reports and information that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted. This material weakness has been identified and included in management's assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

*Basis for Opinion*

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

*Definition and Limitations of Internal Control Over Financial Reporting*

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Denver, Colorado
March 1, 2023

**Report of Independent Registered Public Accounting Firm**

To the Stockholders and Board of Directors
Qurate Retail, Inc.:

*Opinion on the Consolidated Financial Statements*

We have audited the accompanying consolidated balance sheets of Qurate Retail, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 1, 2023 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

*Basis for Opinion*

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

*Critical Audit Matters*

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involve our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

*Sufficiency of audit evidence over revenue*

As discussed in note 2 to the consolidated financial statements, and disclosed in the consolidated statements of operations, the Company generated $12,106 million of revenue for the year ended December 31, 2022, of which $7,359 million related to QxH, $2,528 million related to QVC International, $1,313 million related to Cornerstone Brands, Inc., and $906 million related to corporate and other revenue. The processing of these revenue streams is reliant upon multiple information technology (IT) systems and the IT systems differ between revenue streams.

We identified the evaluation of the sufficiency of audit evidence over revenue as a critical audit matter. Evaluating the sufficiency of audit evidence required subjective auditor judgment due to the number of revenue streams and the highly automated nature of certain processes to record revenue that involve interfacing significant volumes of data across multiple IT systems. The complexity of the IT environment required the involvement of IT professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over the processing and recording of revenue, including the IT systems tested. We evaluated the design and tested the operating effectiveness of certain internal controls related to the processing and recording of revenue. We involved IT professionals with specialized skills and knowledge who assisted in testing certain general IT, manual, and automated internal controls over the IT systems used for the processing and recording of revenue, as well as certain internal controls to reconcile information produced by the various systems to the Company's general ledger. We assessed the revenue recorded by comparing cash receipts, adjusted for reconciling items, to the revenue recorded in the general ledger. We evaluated the sufficiency of audit evidence obtained over revenue by assessing the results of procedures performed, including the appropriateness of such evidence.

*Fair value of the QxH reporting unit and tradenames with indefinite lives*

As discussed in Notes 2 and 5 to the consolidated financial statements, the Company's reporting units align with its operating segments and the QxH operating segment goodwill balance was $2,693 million as of December 31, 2022. Tradenames with indefinite lives were $2,698 million as of December 31, 2022. The Company performs goodwill and indefinite-lived intangible asset impairment testing on an annual basis and more frequently if events and circumstances indicated that the asset might be impaired. The fair value of the QxH reporting unit was determined using a discounted cash flow method, and a goodwill impairment of $2,535 million was recorded. The fair value of tradenames with indefinite lives was determined using the relief from royalty method, and an impairment of $180 million was recorded. Both impairment losses were recorded in the third quarter of 2022.

We identified the evaluation of the fair values of the QxH reporting unit and tradenames with indefinite lives as a critical audit matter. Subjective auditor judgment was required to evaluate the discount rates used to estimate the fair value of the QxH reporting unit and tradenames with indefinite lives. Minor changes in these assumptions could have had a significant impact on the fair values. Additionally, the evaluation of the discount rates required the involvement of professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's goodwill and indefinite-lived intangible assets impairment processes. This included a control related to the discount rate assumptions. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rates used by management by comparing them to a range of independently developed discount rates using publicly available market data for comparable companies.

/s/ KPMG LLP

We have served as the Company's auditor since 1995.

Denver, Colorado
March 1, 2023

# QURATE RETAIL, INC. AND SUBSIDIARIES

## Consolidated Balance Sheets

## December 31, 2022 and 2021

| Assets | 2022 | 2021 |
|---|---:|---:|
| | amounts in millions | |
| Current assets: | | |
| Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 1,275 | 587 |
| Trade and other receivables, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,394 | 1,679 |
| Inventory, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,346 | 1,623 |
| Indemnification agreement receivable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 50 | 324 |
| Other current assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 210 | 235 |
| Total current assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,275 | 4,448 |
| | | |
| Property and equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,661 | 2,601 |
| Accumulated depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,091) | (1,571) |
| | 570 | 1,030 |
| Intangible assets not subject to amortization (note 5): | | |
| Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,501 | 6,339 |
| Tradenames . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,718 | 3,038 |
| | 6,219 | 9,377 |
| Intangible assets subject to amortization, net (note 5) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 612 | 745 |
| Operating lease right-of-use assets (note 7). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 585 | 351 |
| Other assets, at cost, net of accumulated amortization . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 310 | 251 |
| Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 12,571 | 16,202 |

(continued)

## QURATE RETAIL, INC. AND SUBSIDIARIES

## Consolidated Balance Sheets (Continued)

## December 31, 2022 and 2021

| | 2022 | 2021 |
|---|---|---|
| | amounts in millions | |
| *Liabilities and Equity* | | |
| Current liabilities: | | |
| Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 976 | 1,429 |
| Accrued liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,133 | 1,236 |
| Current portion of debt, including $614 million and $1,315 million measured at fair value (note 6) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 828 | 1,315 |
| Other current liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 162 | 244 |
| Total current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,099 | 4,224 |
| Long-term debt (note 6) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,525 | 5,674 |
| Deferred income tax liabilities (note 8) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,440 | 1,350 |
| Preferred stock (note 9). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,266 | 1,261 |
| Operating lease liabilities (note 7) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 518 | 303 |
| Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 198 | 404 |
| Total liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,046 | 13,216 |
| *Equity* | | |
| Stockholders' equity (note 9): | | |
| Series A Qurate Retail common stock, $.01 par value. Authorized 4,000,000,000 shares; issued and outstanding 374,390,323 shares at December 31, 2022 and 371,132,684 shares at December 31, 2021 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4 | 4 |
| Series B Qurate Retail common stock, $.01 par value. Authorized 150,000,000 shares; issued and outstanding 8,373,512 shares at December 31, 2022 and 8,163,190 shares at December 31, 2021 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 53 | — |
| Accumulated other comprehensive earnings (loss), net of taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18 | (79) |
| Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 337 | 2,925 |
| Total stockholders' equity. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 412 | 2,850 |
| Noncontrolling interests in equity of subsidiaries. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 113 | 136 |
| Total equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 525 | 2,986 |
| Commitments and contingencies (note 14) | | |
| Total liabilities and equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 12,571 | 16,202 |

See accompanying notes to consolidated financial statements.

# QURATE RETAIL, INC. AND SUBSIDIARIES

## Consolidated Statements Of Operations

### Years ended December 31, 2022, 2021 and 2020

|  | 2022 | 2021 | 2020 |
|---|---|---|---|
|  | amounts in millions, except per share amounts | | |
| Total revenue, net ............................................... $ | 12,106 | 14,044 | 14,177 |
| Operating costs and expenses: | | | |
| Cost of retail sales (exclusive of depreciation shown separately below) ......................... | 8,417 | 9,231 | 9,291 |
| Operating expense ............................................. | 835 | 875 | 867 |
| Selling, general and administrative, including stock-based compensation ....................... | 1,945 | 1,930 | 1,885 |
| Impairment of intangible assets and long lived assets .................................... | 3,081 | 363 | — |
| Gains on sale leaseback transactions ............................................ | (520) | — | — |
| Restructuring and fire related costs, net of (recoveries) (note 14) ............................. | (92) | 21 | — |
| Depreciation and amortization ................................................ | 481 | 537 | 562 |
|  | 14,147 | 12,957 | 12,605 |
| Operating income (loss) ........................................... | (2,041) | 1,087 | 1,572 |
| Other income (expense): | | | |
| Interest expense ............................................. | (456) | (468) | (408) |
| Share of earnings (losses) of affiliates, net........................................ | (1) | (94) | (156) |
| Realized and unrealized gains (losses) on financial instruments, net (note 4) ...................... | 41 | 99 | (110) |
| Gains (losses) on transactions, net............................................ | — | 10 | 224 |
| Tax sharing income (expense) with Liberty Broadband ................................... | 79 | 10 | (39) |
| Other, net................................................. | 70 | (6) | (32) |
|  | (267) | (449) | (521) |
| Earnings (loss) from continuing operations before income taxes ............................... | (2,308) | 638 | 1,051 |
| Income tax (expense) benefit (note 8) ........................................... | (224) | (217) | 203 |
| Net earnings (loss) ............................................. | (2,532) | 421 | 1,254 |
| Less net earnings (loss) attributable to the noncontrolling interests............................ | 62 | 81 | 58 |
| Net earnings (loss) attributable to Qurate Retail, Inc. shareholders ............................. $ | (2,594) | 340 | 1,196 |
|  | | | |
| Basic net earnings (loss) attributable to Qurate Retail, Inc. shareholders per common share (note 2):...... $ | (6.83) | 0.84 | 2.88 |
| Diluted net earnings (loss) attributable to Qurate Retail, Inc. shareholders per common share (note 2): .... $ | (6.83) | 0.82 | 2.84 |

See accompanying notes to consolidated financial statements.

**Consolidated Statements Of Comprehensive Earnings (Loss)**

**Years ended December 31, 2022, 2021 and 2020**

| | 2022 | 2021 | 2020 |
|---|---|---|---|
| | amounts in millions | | |
| Net earnings (loss). | $ (2,532) | 421 | 1,254 |
| Other comprehensive earnings (loss), net of taxes: | | | |
| Foreign currency translation adjustments | (182) | (128) | 118 |
| Recognition of previously unrealized losses (gains) on debt, net | (14) | (1) | (1) |
| Comprehensive earnings (loss) attributable to debt credit risk adjustments (note 13) | 277 | (36) | 17 |
| Other comprehensive earnings (loss) | 81 | (165) | 134 |
| Comprehensive earnings (loss). | (2,451) | 256 | 1,388 |
| Less comprehensive earnings (loss) attributable to the noncontrolling interests | 46 | 67 | 65 |
| Comprehensive earnings (loss) attributable to Qurate Retail, Inc. shareholders | $ (2,497) | 189 | 1,323 |

See accompanying notes to consolidated financial statements.

# QURATE RETAIL, INC. AND SUBSIDIARIES

## Consolidated Statements Of Cash Flows

## Years ended December 31, 2022, 2021 and 2020

| | | 2022 | 2021 | 2020 |
|---|---|---|---|---|
| | | amounts in millions (See note 3) | | |
| Cash flows from operating activities: | | | | |
| Net earnings (loss) | $ | (2,532) | 421 | 1,254 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | | | |
| Depreciation and amortization | | 481 | 537 | 562 |
| Impairment of intangible assets | | 3,081 | 363 | — |
| Stock-based compensation | | 60 | 72 | 64 |
| Noncash interest expense | | 10 | 10 | 7 |
| Share of (earnings) losses of affiliates, net | | 1 | 94 | 156 |
| Realized and unrealized (gains) losses on financial instruments, net | | (41) | (99) | 110 |
| (Gains) losses on sale leaseback transactions | | (520) | — | — |
| (Gains) losses on transactions, net | | — | (10) | (224) |
| Gain on insurance proceeds, net of fire related costs | | (132) | — | — |
| (Gains) losses on extinguishment of debt | | (8) | 1 | 40 |
| Deferred income tax expense (benefit) | | 12 | (4) | (348) |
| Insurance proceeds received for inventory and operating losses | | 96 | 100 | — |
| Other noncash charges (credits), net | | (45) | 22 | 8 |
| Changes in operating assets and liabilities | | | | |
| Decrease (increase) in accounts receivable | | 124 | 27 | 232 |
| Decrease (increase) in inventory | | 254 | (440) | 133 |
| Decrease (increase) in prepaid expenses and other assets | | 102 | 76 | 39 |
| (Decrease) increase in trade accounts payable | | (446) | 147 | 185 |
| (Decrease) increase in accrued and other liabilities | | (303) | (92) | 237 |
| Net cash provided (used) by operating activities | | 194 | 1,225 | 2,455 |
| Cash flows from investing activities: | | | | |
| Cash proceeds from dispositions of investments | | 13 | 81 | 271 |
| Investment in and loans to cost and equity investees | | (7) | (202) | (119) |
| Capital expenditures | | (268) | (244) | (257) |
| Expenditures for television distribution rights | | (45) | (187) | (56) |
| Insurance proceeds for fixed assets | | 184 | — | — |
| Proceeds from sale of fixed assets | | 704 | 54 | — |
| Other investing activities, net | | 20 | (3) | — |
| Net cash provided (used) by investing activities | | 601 | (501) | (161) |
| Cash flows from financing activities: | | | | |
| Borrowings of debt | | 3,029 | 1,037 | 1,300 |
| Repayments of debt | | (3,008) | (594) | (2,079) |
| Repurchases of Qurate Retail common stock | | — | (365) | (70) |
| Withholding taxes on net share settlements of stock-based compensation | | (7) | (29) | (7) |
| Payments for issuances of financial instruments | | — | (694) | (69) |
| Proceeds from settlements of financial instruments | | — | 311 | 79 |
| Dividends paid to noncontrolling interest | | (68) | (60) | (62) |
| Dividends paid to common shareholders | | (12) | (503) | (1,251) |
| Other financing activities, net | | (6) | (17) | (22) |
| Net cash provided (used) by financing activities | | (72) | (914) | (2,181) |
| Effect of foreign currency exchange rates on cash, cash equivalents and restricted cash | | (34) | (28) | 20 |
| Net increase (decrease) in cash, cash equivalents and restricted cash | | 689 | (218) | 133 |
| Cash, cash equivalents and restricted cash at beginning of period | | 596 | 814 | 681 |
| Cash, cash equivalents and restricted cash at end of period | $ | 1,285 | 596 | 814 |

See accompanying notes to consolidated financial statements.

# QURATE RETAIL, INC. AND SUBSIDIARIES

## Consolidated Statements Of Equity

## Years ended December 31, 2022, 2021 and 2020

| | Stockholders' Equity | | | | | | |
|---|---|---|---|---|---|---|---|
| | Series A | Series B | Additional paid-in capital | Accumulated other comprehensive earnings (loss), net of taxes | Retained Earnings | Noncontrolling interest in equity of subsidiaries | Total equity |
| | | | | amounts in millions | | | |
| Balance at December 31, 2019 | $ 4 | — | — | (55) | 4,855 | 132 | 4,936 |
| Net earnings (loss) | — | — | — | — | 1,196 | 58 | 1,254 |
| Other comprehensive earnings (loss) | — | — | — | 127 | — | 7 | 134 |
| Stock-based compensation | — | — | 59 | — | — | — | 59 |
| Series A Qurate Retail stock repurchases | — | — | (70) | — | — | — | (70) |
| Distribution to noncontrolling interest | — | — | — | — | — | (62) | (62) |
| Distribution of dividends to common and preferred shareholders | — | — | — | — | (2,541) | — | (2,541) |
| Other | — | — | (21) | — | — | — | (21) |
| Reclassification | — | — | 32 | — | (32) | — | — |
| Balance at December 31, 2020 | 4 | — | — | 72 | 3,478 | 135 | 3,689 |
| Net earnings (loss) | — | — | — | — | 340 | 81 | 421 |
| Other comprehensive earnings (loss) | — | — | — | (151) | — | (14) | (165) |
| Stock-based compensation | — | — | 67 | — | — | — | 67 |
| Series A Qurate Retail stock repurchases | — | — | (434) | — | — | — | (434) |
| Distribution to noncontrolling interest | — | — | — | — | — | (66) | (66) |
| Withholding taxes on net share settlements of stock-based compensation | — | — | (29) | — | — | — | (29) |
| Distribution of dividends to common and preferred shareholders | — | — | — | — | (499) | — | (499) |
| Other | — | — | 2 | — | — | — | 2 |
| Reclassification | — | — | 394 | — | (394) | — | — |
| Balance at December 31, 2021 | 4 | — | — | (79) | 2,925 | 136 | 2,986 |
| Net earnings (loss) | — | — | — | — | (2,594) | 62 | (2,532) |
| Other comprehensive earnings (loss) | — | — | — | 97 | — | (16) | 81 |
| Stock-based compensation | — | — | 58 | — | — | — | 58 |
| Distribution to noncontrolling interest | — | — | — | — | — | (69) | (69) |
| Withholding taxes on net share settlements of stock-based compensation | — | — | (7) | — | — | — | (7) |
| Distribution of dividends to common and preferred shareholders | — | — | — | — | 6 | — | 6 |
| Other | — | — | 2 | — | — | — | 2 |
| Balance at December 31, 2022 | $ 4 | — | 53 | 18 | 337 | 113 | 525 |

See accompanying notes to consolidated financial statements.

F-33

## (1) Basis of Presentation

The accompanying consolidated financial statements include the accounts of Qurate Retail, Inc. (or "Liberty") and its controlled subsidiaries (collectively, "Qurate Retail," the "Company," "we," "us," and "our") unless the context otherwise requires). All significant intercompany accounts and transactions have been eliminated in consolidation. Qurate Retail is made up of wholly-owned subsidiaries QVC, Inc. ("QVC"), Cornerstone Brands, Inc. ("CBI"), Zulily, LLC ("Zulily"), and other cost and equity method investments, and is primarily engaged in the video and online commerce industries in North America, Europe and Asia.

Qurate Retail and GCI Liberty, Inc. ("GCI Liberty") entered into a tax sharing agreement in connection with a split-off transaction that occurred in the first quarter of 2018 (the "GCI Liberty Split-Off"). Pursuant to that tax sharing agreement, GCI Liberty agreed to indemnify Qurate Retail for taxes and tax-related losses resulting from the GCI Liberty Split-Off to the extent such taxes or tax-related losses (i) result primarily from, individually or in the aggregate, the breach of certain restrictive covenants made by GCI Liberty (applicable to actions or failures to act by GCI Liberty and its subsidiaries following the completion of the GCI Liberty Split-Off), or (ii) result from Section 355(e) of the Internal Revenue Code applying to the GCI Liberty Split-Off as a result of the GCI Liberty Split-Off being part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, a 50-percent or greater interest (measured by vote or value) in the stock of GCI Liberty (or any successor corporation). Following a merger between Liberty Broadband Corporation ("Liberty Broadband") and GCI Liberty, Liberty Broadband has assumed the tax sharing agreement. Qurate Retail had a tax sharing payable of approximately $18 million and $96 million as of December 31, 2022 and 2021, respectively, included in Other liabilities in the consolidated balance sheets.

Qurate Retail and Liberty Media Corporation ("LMC") entered into certain agreements in order to govern certain of the ongoing relationships between the two companies. These agreements include a reorganization agreement, a services agreement (the "Services Agreement") and a facilities sharing agreement (the "Facilities Sharing Agreement"). Pursuant to the Services Agreement, LMC provides Qurate Retail with general and administrative services including legal, tax, accounting, treasury and investor relations support. See below for a description of an amendment to the Services Agreement entered into in December 2019. Qurate Retail reimburses LMC for direct, out-of-pocket expenses incurred by LMC in providing these services and for Qurate Retail's allocable portion of costs associated with any shared services or personnel based on an estimated percentage of time spent providing services to Qurate Retail. Under the Facilities Sharing Agreement, Qurate Retail shares office space with LMC and related amenities at LMC's corporate headquarters. Under these various agreements approximately $7 million, $10 million and $9 million of these allocated expenses were reimbursable from Qurate Retail to LMC for the years ended December 31, 2022, 2021 and 2020, respectively.

In December 2019, the Company entered into an amendment to the Services Agreement in connection with LMC's entry into a new employment arrangement with Gregory B. Maffei, the Company's Chairman of the Board of Directors (the "Chairman"). Under the amended Services Agreement, components of his compensation would either be paid directly to him by each of the Company, Liberty TripAdvisor Holdings, Inc. ("Liberty TripAdvisor"), and Liberty Broadband (collectively, the "Service Companies") or reimbursed to LMC, in each case, based on allocations among LMC and the Service Companies set forth in the amended Services Agreement. This allocation percentage will be determined based on a combination of (1) relative market capitalizations, weighted 50%, and (2) a blended average of historical time allocation on a Liberty Media-wide and CEO basis, weighted 50%, in each case, absent agreement to the contrary by LMC and the Service Companies in consultation with the CEO. The allocation percentage will then be adjusted annually and following certain events. For the years ended December 31, 2022 and 2021, the allocation percentage for the Company was 13% and 17%. The amended Services Agreement provides for a five year employment term which began on January 1, 2020 and ends December 31, 2024, with an aggregate annual base salary of $3 million (with no contracted increase), an aggregate one-time cash commitment bonus of $5 million (paid in December 2019), an aggregate annual target cash performance bonus of $17 million, aggregate annual equity awards of $17.5 million and aggregate equity awards granted in connection with his entry into his new agreement of $90 million (the "upfront awards"). A portion of the grants made to our Chairman during the years ended December 31, 2020 and 2019 related to our Company's allocable portion of these upfront awards.

Management is not presently aware of any events or circumstances arising from the COVID-19 pandemic that would require the Company to update the estimates, judgments or revise the carrying value of our assets or liabilities. Management's estimates may change, however, as new events occur and additional information is obtained, and any such changes will be recognized in the consolidated financial statements. Actual results could differ from estimates, and any such differences may be material to our financial statements.

On August 21, 2020, Qurate Retail announced that an authorized committee of its Board of Directors had declared a special dividend (the "Special Dividend") on each outstanding share of its Series A and Series B common stock consisting of (i) cash in the amount of $1.50 per common share, for an aggregate cash dividend of approximately $626 million, and (ii) 0.03 shares of newly issued 8.0% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Preferred Stock"), having an initial liquidation price of $100 per share of Preferred Stock, with cash paid in lieu of fractional shares. The distribution ratio for the Preferred Stock portion of the Special Dividend was equivalent to $3.00 in initial liquidation preference per common share, for an aggregate issuance of approximately $1.3 billion aggregate liquidation preference. The dividend was distributed on September 14, 2020 to holders of record of Qurate Retail's Series A and Series B common stock. Holders of the Preferred Stock are entitled to receive quarterly cash dividends at a fixed rate of 8.0% per year on a cumulative basis, beginning December 15, 2020 and thereafter on each of March 15, June 15, September 15 and December 15 during the term. The Preferred Stock is non-voting, except in limited circumstances as required by law, and subject to a mandatory redemption on March 15, 2031.

On November 20, 2020, Qurate Retail announced that an authorized committee of its board of directors (the "Board of Directors") declared a special cash dividend (the "December Special Dividend") in the amount of $1.50 per common share, for an aggregate dividend of approximately $625 million, payable in cash on December 7, 2020 to stockholders of record of the Company's Series A and Series B common stock at the close of business on November 30, 2020.

On November 4, 2021, Qurate Retail announced that its Board of Directors declared a special cash dividend (the "November Special Dividend") in the amount of $1.25 per common share for an aggregate cash dividend of approximately $488 million based on shares outstanding as of October 31, 2021. The dividend was payable on November 22, 2021 to stockholders of record of Qurate Retail's Series A and Series B common stock as of the close of business on November 15, 2021.

During the year ended December 31, 2020, the Company recognized a gain as a result of the sale of one of its alternative energy investments. The Company received total cash consideration of $272 million and recorded a gain of $224 million on the sale.

***Revision of Prior Period Financial Information***

The Company has revised its consolidated financial statements and related notes included herein to correct immaterial errors in depreciation expense reported in periods prior to 2020, along with deferred tax adjustments reported in 2020 and periods prior to 2020. Revisions have been reflected in the comparative 2021 financial statements to reduce property and equipment, net by $47 million and reduce deferred income tax liabilities by $3 million, and revisions have been reflected in the comparative 2020 financial statements to reduce the opening January 1, 2020 retained earnings balance by $36 million and reduce the deferred tax benefit by $8 million.

**QURATE RETAIL, INC. AND SUBSIDIARIES**

**Notes to Consolidated Financial Statements (Continued)**

**December 31, 2022, 2021 and 2020**

## (2) Summary of Significant Accounting Policies

### Cash and Cash Equivalents

Cash equivalents consist of investments which are readily convertible into cash and have maturities of three months or less at the time of acquisition.

### Trade Receivables

Trade receivables are reflected net of an allowance for credit losses and sales returns.  A provision for bad debts is provided as a percentage of accounts receivable based on historical experience in the period of sale and included in selling, general and administrative expense.  A provision for vendor receivables are determined based on an estimate of probable expected losses and included in cost of goods sold.

A summary of activity in the allowance for credit losses is as follows:

| | Balance beginning of year | Additions | | Deductions- write-offs | Balance end of year |
|---|---|---|---|---|---|
| | | Charged to expense | Other | | |
| | | amounts in millions | | | |
| 2022 . . . . . . . . . | $ 107 | 82 | (1) | (77) | 111 |
| 2021 . . . . . . . . . | $ 132 | 55 | — | (80) | 107 |
| 2020 . . . . . . . . . | $ 129 | 92 | — | (89) | 132 |

### Inventory

Inventory, consisting primarily of products held for sale, is stated at the lower of cost or market.  Cost is determined by the average cost method, which approximates the first-in, first-out method.  Assessments about the realizability of inventory require the Company to make judgments based on currently available information about the likely method of disposition including sales to individual customers, returns to product vendors, liquidations and the estimated recoverable values of each disposition category.  Inventory is stated net of inventory obsolescence reserves of $154 million and $135 million for the years ended December 31, 2022 and 2021, respectively.

### Investments

All marketable equity and debt securities held by the Company are carried at fair value, generally based on quoted market prices and changes in the fair value of such securities are reported in realized and unrealized gain (losses) on financial instruments in the accompanying consolidated statements of operations. The Company elected the measurement alternative (defined as the cost of the security, adjusted for changes in fair value when there are observable prices, less impairments) for its equity securities without readily determinable fair values.  The Company had no equity securities for which it elected the fair value option as of December 31, 2022 and 2021.

For those investments in affiliates in which the Company has the ability to exercise significant influence, the equity method of accounting is used, except in situations where the fair value option has been selected.  Under the equity method of accounting, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the affiliate as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company's investment in, advances to and commitments for the investee.  In the event the

Company is unable to obtain accurate financial information from an equity affiliate in a timely manner, the Company records its share of earnings or losses of such affiliate on a lag.

The Company performs a qualitative assessment annually for its equity securities without readily determinable fair values to identify whether an equity security could be impaired. When our qualitative assessment indicates that an impairment could exist, we estimate the fair value of the investment and to the extent the fair value is less than the carrying value, we record the difference as an impairment in the consolidated statements of operations.

*Derivative Instruments and Hedging Activities*

All of the Company's derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive earnings and are recognized in the statements of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. If the derivative is not designated as a hedge, changes in the fair value of the derivative are recognized in earnings.

The Company generally enters into derivative contracts that it intends to designate as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). For all hedging relationships, the Company formally documents the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in accumulated other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a cash flow hedge is reported in earnings.

*Property and Equipment*

Property and equipment consisted of the following:

| | December 31, | |
|---|---|---|
| | **2022** | **2021** |
| | **amounts in millions** | |
| Land | $ 73 | 116 |
| Buildings and improvements | 453 | 998 |
| Support equipment | 1,041 | 1,155 |
| Projects in progress | 77 | 55 |
| Finance lease right-of-use ("ROU") assets | 17 | 277 |
| Total property and equipment | $ 1,661 | 2,601 |

Property and equipment, including significant improvements, is stated at amortized cost, less impairment losses, if any. Depreciation is computed using the straight-line method using estimated useful lives of 2 to 8 years for support equipment and 8 to 20 years for buildings and improvements. Depreciation expense for the years ended December 31, 2022, 2021 and 2020 was $158 million, $167 million and $199 million, respectively.

*Intangible Assets*

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment upon certain triggering events. Goodwill and other intangible assets with indefinite useful lives (collectively, "indefinite lived intangible assets") are not amortized, but instead are tested for impairment at least annually. Our annual impairment assessment of our indefinite-lived intangible assets is performed during the fourth quarter of each year.

In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it was more likely than not that an indicated impairment exists for any of our reporting units. A reporting unit is defined in accounting guidance in accordance with U.S. generally accepted accounting principles ("GAAP") as an operating segment or one level below an operating segment (also known as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. The Company considers its reporting units to align with its operating segments. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current year and prior year for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

The quantitative goodwill impairment test compares the estimated fair value of a reporting unit to its carrying value. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in Qurate Retail's valuation analyses are based on management's best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. There is no assurance that actual results in the future will approximate these forecasts.

The accounting guidance also permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired. The accounting guidance also allows entities the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company's indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

*Impairment of Long-lived Assets*

The Company periodically reviews the carrying amounts of its property and equipment and its intangible assets (other than goodwill and indefinite-lived intangible assets) to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by such asset group, including its ultimate disposition, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such asset groups exceeds their fair value. The Company generally measures fair value by considering sale prices for similar asset groups or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. Asset groups to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

*Noncontrolling Interests*

The Company reports noncontrolling interests of subsidiaries within equity in the balance sheet and the amount of consolidated net income attributable to the parent and to the noncontrolling interest is presented in the statements of operations. Also, changes in ownership interests in subsidiaries in which the Company maintains a controlling interest are recorded in equity.

*Foreign Currency Translation*

The functional currency of the Company is the U.S. Dollar. The functional currency of the Company's foreign operations generally is the applicable local currency for each foreign subsidiary. Assets and liabilities of foreign subsidiaries are translated at the spot rate in effect at the applicable reporting date, and the consolidated statements of operations are translated at the average exchange rates in effect during the applicable period. The resulting unrealized cumulative translation adjustment, net of applicable income taxes, is recorded as a component of accumulated other comprehensive earnings in stockholders' equity.

Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses which are reflected in the accompanying consolidated statements of operations and comprehensive earnings (loss) as unrealized (based on the applicable period-end exchange rate) or realized upon settlement of the transactions. These realized and unrealized gains and losses are reported in the Other, net line item in the consolidated statements of operations.

*Revenue Recognition*

Disaggregated revenue by segment and product category consisted of the following:

| | | Year ended December 31, 2022 | | | |
|---|---|---|---|---|---|
| | QxH | QVC Int'l | CBI | Corp and other | Total |
| | | | amounts in millions | | |
| Home | $ 2,866 | 998 | 1,112 | 241 | 5,217 |
| Apparel | 1,243 | 445 | 201 | 351 | 2,240 |
| Beauty | 1,108 | 579 | — | 42 | 1,729 |
| Accessories | 867 | 217 | — | 210 | 1,294 |
| Electronics | 775 | 92 | — | 7 | 874 |
| Jewelry | 311 | 185 | — | 32 | 528 |
| Other revenue | 189 | 12 | — | 23 | 224 |
| Total Revenue | $ 7,359 | 2,528 | 1,313 | 906 | 12,106 |

| | | Year ended December 31, 2021 | | | |
|---|---|---|---|---|---|
| | QxH | QVC Int'l | CBI | Corp and other | Total |
| | | | amounts in millions | | |
| Home | $ 3,278 | 1,237 | 1,038 | 440 | 5,993 |
| Apparel | 1,291 | 492 | 199 | 559 | 2,541 |
| Beauty | 1,223 | 723 | — | 66 | 2,012 |
| Accessories | 980 | 265 | — | 295 | 1,540 |
| Electronics | 964 | 119 | — | 13 | 1,096 |
| Jewelry | 359 | 228 | — | 50 | 637 |
| Other revenue | 182 | 13 | 1 | 29 | 225 |
| Total Revenue | $ 8,277 | 3,077 | 1,238 | 1,452 | 14,044 |

| | | Year ended December 31, 2020 | | | |
| --- | --- | --- | --- | --- | --- |
| | QxH | QVC Int'l | CBI | Corp and other | Total |
| | | amounts in millions | | | |
| Home | $ 3,529 | 1,199 | 903 | 490 | 6,121 |
| Beauty | 1,261 | 724 | — | 73 | 2,058 |
| Apparel | 1,170 | 437 | 167 | 583 | 2,357 |
| Accessories | 944 | 260 | — | 394 | 1,598 |
| Electronics | 1,069 | 122 | — | 17 | 1,208 |
| Jewelry | 363 | 216 | — | 51 | 630 |
| Other revenue | 169 | 9 | — | 27 | 205 |
| Total Revenue | $ 8,505 | 2,967 | 1,070 | 1,635 | 14,177 |

*Consumer Product Revenue and Other Revenue.* Qurate Retail's revenue includes sales of consumer products in the following categories: home, beauty, apparel, accessories, electronics and jewelry, which are primarily sold through live merchandise-focused televised shopping programs and via our websites and other interactive media, including catalogs.

Other revenue consists primarily of income generated from our company branded credit cards in which a large consumer financial services company provides revolving credit directly to the Company's customers for the sole purpose of purchasing merchandise or services with these cards. In return, the Company receives a portion of the net economics of the credit card program.

*Revenue Recognition.* Revenue is recognized when obligations with our customers are satisfied; generally this occurs at the time of shipment to our customers consistent with when control of the shipped product passes. The recognized revenue reflects the consideration we expect to receive in exchange for transferring goods, net of allowances for returns.

The Company recognizes revenue related to its company branded credit cards over time as the credit cards are used by Qurate Retail's customers.

Sales, value add, use and other taxes we collect concurrent with revenue-producing activities are excluded from revenue.

The Company has elected to treat shipping and handling activities that occur after the customer obtains control of the goods as a fulfillment cost and not as a promised good or service. Accordingly, the Company accrues the related shipping costs and recognizes revenue upon delivery of goods to the shipping carrier. In electing this accounting policy, all shipping and handling activities are treated as fulfillment costs.

The Company generally has payment terms with its customers of one year or less and has elected the practical expedient applicable to such contracts not to consider the time value of money.

*Significant Judgments.* Qurate Retail's products are generally sold with a right of return and we may provide other credits or incentives, which are accounted for as variable consideration when estimating the amount of revenue to recognize. Returns and credits are estimated at contract inception and updated at the end of each reporting period as additional information becomes available. The Company has determined that it is the principal in vendor arrangements as the Company can establish control over the goods prior to shipment. Accordingly, the Company records revenue for these arrangements on a gross basis.

An allowance for returned merchandise is provided as a percentage of sales based on historical experience.  Sales tax collected from customers on retail sales is recorded on a net basis and is not included in revenue.

A summary of activity in the allowance for sales returns, is as follows:

| | | Balance beginning of year | Additions - charged to earnings | Deductions | Balance end of year |
|---|---|---|---|---|---|
| | | | amounts in millions | | |
| 2022.... | $ | 274 | 1,917 | (1,976) | 215 |
| 2021.... | $ | 300 | 2,145 | (2,171) | 274 |
| 2020.... | $ | 261 | 2,188 | (2,149) | 300 |

*Cost of Retail Sales*

Cost of retail sales sold primarily includes actual product cost, provision for obsolete inventory, buying allowances received from suppliers, shipping and handling costs and warehouse costs.

*Advertising Costs*

Advertising costs generally are expensed as incurred.  Advertising expense aggregated $548 million, $560 million and $440 million for the years ended December 31, 2022, 2021 and 2020, respectively. Advertising costs are reflected in the selling, general and administrative ("SG&A"), including stock-based compensation line item in our consolidated statements of operations.

*Stock-Based Compensation*

As more fully described in note 11, the Company has granted to its directors, employees and employees of its subsidiaries options, restricted stock and stock appreciation rights relating to shares of Qurate Retail and/or Liberty Ventures common stock ("Qurate Retail common stock") (collectively, "Awards").  The Company measures the cost of employee services received in exchange for an Award of equity instruments (such as stock options and restricted stock) based on the grant-date fair value ("GDFV") of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award).  The Company measures the cost of employee services received in exchange for an Award of liability instruments (such as stock appreciation rights that will be settled in cash) based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date.

Stock compensation expense, which was included in SG&A expense in the accompanying consolidated statements of operations, was $60 million, $72 million and $64 million for the years ended December 31, 2022, 2021 and 2020, respectively.

*Income Taxes*

The Company accounts for income taxes using the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value amounts and income tax bases of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards.  The deferred tax assets and liabilities are calculated using enacted tax rates in effect for each taxing jurisdiction in which the Company operates for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it more likely than not such net deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in income in the period that includes the enactment date.

When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in interest expense in the accompanying consolidated statements of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in other income (expense) in the accompanying consolidated statements of operations.

### Leases

The Company has operating leases, finance leases, and has entered into sale leaseback transactions. Refer to note 7 for a discussion on accounting for leases and other financial disclosures.

### Earnings (Loss) Attributable to Qurate Retail Stockholders and Earnings (Loss) Per Common Share

Basic earnings (loss) per common share ("EPS") is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding ("WASO") for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented.

*Series A and Series B Qurate Retail Common Stock*

EPS for all periods through December 31, 2022, is based on the following WASO. Excluded from diluted EPS for the years ended December 31, 2022, 2021 and 2020 are approximately 33 million, 24 million and 28 million potentially dilutive common shares, respectively, because their inclusion would be antidilutive.

|  | Years ended December 31, | | |
|  | 2022 | 2021 | 2020 |
|  | number of shares in millions | | |
| Basic WASO | 380 | 403 | 416 |
| Potentially dilutive shares | 3 | 12 | 5 |
| Diluted WASO | 383 | 415 | 421 |

### Reclasses and adjustments

Certain prior period amounts have been reclassified for comparability with the current year presentation.

As a result of repurchases of Series A Qurate Retail common stock, the Company's additional paid-in capital balance was in a deficit position in certain quarterly periods during the years ended December 31, 2021 and 2020. In order to maintain a zero balance in the additional paid-in capital account, we reclassified the amount of the deficit at December 31, 2021 and 2020 to retained earnings.

### Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.  Qurate Retail considers (i) fair value measurements of non-financial instruments, (ii) accounting for income taxes and (iii) estimates of retail-related adjustments and allowances to be its most significant estimates.

### (3)  Supplemental Disclosures to Consolidated Statements of Cash Flows

|  | Years ended December 31, | | |
|---|---|---|---|
|  | **2022** | **2021** | **2020** |
|  | amounts in millions | | |
| Cash paid for interest. | $ 447 | 458 | 392 |
| Cash paid for income taxes, net | $ 284 | 29 | 116 |

The following table reconciles cash, cash equivalents and restricted cash reported in our consolidated balance sheets to the total amount presented in our consolidated statements of cash flows:

|  | December 31, | |
|---|---|---|
|  | **2022** | **2021** |
|  | amounts in millions | |
| Cash and cash equivalents | $ 1,275 | 587 |
| Restricted cash included in other current assets | 10 | 9 |
| Total cash, cash equivalents and restricted cash  in the consolidated statement of cash flows | $ 1,285 | 596 |

### (4)  Assets and Liabilities Measured at Fair Value

For assets and liabilities required to be reported at fair value, GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs, other than quoted market prices included within Level 1, are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.  The Company does not have any recurring assets or liabilities measured at fair value that would be considered Level 3.

The Company's assets and liabilities measured at fair value are as follows:

| | | December 31, 2022 | | | December 31, 2021 | |
| | | Quoted prices in active markets for identical assets | Significant other observable inputs | | Quoted prices in active markets for identical assets | Significant other observable inputs |
| Description | Total | (Level 1) | (Level 2) | Total | (Level 1) | (Level 2) |
| | | | amounts in millions | | | |
| Cash equivalents........................ | $ 938 | 938 | — | 149 | 149 | — |
| Indemnification asset ................... | $ 50 | — | 50 | 324 | — | 324 |
| Debt................................. | $ 614 | — | 614 | 1,315 | — | 1,315 |

The majority of the Company's Level 2 financial assets and liabilities are debt instruments with quoted market prices that are not considered to be traded on "active markets," as defined in GAAP. Accordingly, the debt instruments are reported in the foregoing table as Level 2 fair value.

Pursuant to an indemnification agreement initially entered into by GCI Liberty and assumed by Liberty Broadband in connection with a merger between the two companies, Liberty Broadband has agreed to indemnify Liberty Interactive LLC ("LI LLC") for certain payments made to holders of LI LLC's 1.75% Exchangeable Debentures due 2046 (the "1.75% Exchangeable Debentures"). An indemnity asset in the amount of $281 million was recorded upon completion of the GCI Liberty Split-Off. The remaining indemnification to LI LLC for certain payments made to holders of the 1.75% Exchangeable Debentures pertains to the holders' ability to exercise their exchange right according to the terms of the debentures on or before October 5, 2023. Such amount will equal the difference between the exchange value and the sum of the adjusted principal amount of the 1.75% Exchangeable Debentures and estimated tax benefits resulting from the exchange, if any, at the time the exchange occurs. The indemnification asset recorded in the consolidated balance sheets as of December 31, 2022 represents the fair value of the estimated exchange feature included in the 1.75% Exchangeable Debentures primarily based on observable market data as significant inputs (Level 2). As of December 31, 2022, a holder of the 1.75% Exchangeable Debentures has the ability to put their debentures on October 5, 2023, and accordingly, such indemnification asset is included as a current asset in our consolidated balance sheet as of December 31, 2022.

*Realized and Unrealized Gains (Losses) on Financial Instruments*

Realized and unrealized gains (losses) on financial instruments are comprised of changes in the fair value of the following:

| | Years ended December 31, | | |
| | 2022 | 2021 | 2020 |
| | amounts in millions | | |
| Equity securities ........................................... | $ 13 | 77 | (1) |
| Exchangeable senior debentures .............................. | 310 | (130) | (277) |
| Indemnification asset ...................................... | (273) | (21) | 143 |
| Other financial instruments .................................. | (9) | 173 | 25 |
| | $ 41 | 99 | (110) |

The Company has elected to account for its exchangeable debt using the fair value option. Changes in the fair value of the exchangeable senior debentures recognized in the consolidated statement of operations are primarily due to market factors primarily driven by changes in the fair value of the underlying shares into which the debt is exchangeable. The Company isolates the portion of the unrealized gain (loss) attributable to the change in the instrument specific credit risk and recognizes such amount in other comprehensive earnings (loss). The change in the fair value of the exchangeable senior debentures attributable to changes in the instrument specific credit risk were gains of $341 million, losses of $44 million and gains of $21 million, net of the recognition of previously unrecognized gains and losses, for the years ended December 31, 2022, 2021, and 2020, respectively. The cumulative change was a gain of $489 million as of December 31, 2022, net of the recognition of previously unrecognized gains and losses.

## (5) Goodwill and Other Intangible Assets

*Goodwill*

Changes in the carrying amount of goodwill are as follows:

| | QxH | QVC International | CBI | Corporate and Other | Total |
|---|---|---|---|---|---|
| | | *amounts in millions* | | | |
| Balance at January 1, 2021 | $ 5,228 | 921 | 12 | 477 | 6,638 |
| Foreign currency translation adjustments | — | (66) | — | — | (66) |
| Impairments | — | — | — | (233) | (233) |
| Balance at December 31, 2021 | 5,228 | 855 | 12 | 244 | 6,339 |
| Foreign currency translation adjustments | — | (77) | — | — | (77) |
| Impairments | (2,535) | — | — | (226) | (2,761) |
| Balance at December 31, 2022 | $ 2,693 | 778 | 12 | 18 | 3,501 |

As presented in the accompanying consolidated balance sheets, tradenames is the other significant indefinite lived intangible asset, $2,698 million of which related to the QxH segment.

*Intangible Assets Subject to Amortization*

Intangible assets subject to amortization are comprised of the following:

| | December 31, 2022 | | | December 31, 2021 | | |
|---|---|---|---|---|---|---|
| | Gross carrying amount | Accumulated amortization | Net carrying amount | Gross carrying amount | Accumulated amortization | Net carrying amount |
| | | | *amounts in millions* | | | |
| Television distribution rights | $ 664 | (592) | 72 | 818 | (673) | 145 |
| Customer relationships | 3,307 | (3,120) | 187 | 3,321 | (3,087) | 234 |
| Other | 1,473 | (1,120) | 353 | 1,443 | (1,077) | 366 |
| Total | $ 5,444 | (4,832) | 612 | 5,582 | (4,837) | 745 |

The weighted average life of these amortizable intangible assets was approximately 9 years at the time of acquisition. However, amortization is expected to match the usage of the related asset and will be on an accelerated basis as demonstrated in table below.

Amortization expense for intangible assets with finite useful lives was $323 million, $352 million and $363 million for the years ended December 31, 2022, 2021 and 2020, respectively. Based on its amortizable intangible assets as of December 31, 2022, Qurate Retail expects that amortization expense will be as follows for the next five years (amounts in millions):

| | | |
|---|---|---|
| 2023 | $ | 274 |
| 2024 | $ | 184 |
| 2025 | $ | 97 |
| 2026 | $ | 51 |
| 2027 | $ | 3 |

*Impairments*

During the third quarter of 2022, as a result of financial performance of certain subsidiary businesses, macroeconomic conditions including inflation and higher interest rates and a decline in the Company's stock price, the Company initiated a process to evaluate those subsidiaries' current business models and long-term business strategies. It was determined during the third quarter of 2022 that an indication of impairment existed for the QxH and Zulily reporting units related to their tradenames and goodwill. With the assistance of a third party specialist, the fair value of the tradenames was determined using the relief from royalty method, primarily using a discounted cash flow model using QxH's and Zulily's projections of future operating performance (income approach) and applying a royalty rate (market approach) (Level 3), and impairments in the amounts of $180 million and $140 million for QxH (related to the tradename associated with the HSN brand) and Zulily, respectively, were recorded during the third quarter of 2022, in the impairment of intangible assets line item in the consolidated statements of operations. With the assistance of a third party specialist, the fair value of the QxH and Zulily reporting units was determined using a discounted cash flow method (Level 3), and goodwill impairments in the amounts of $2,535 million and $226 million for QxH and Zulily, respectively, were recorded during the third quarter of 2022, in the impairment of intangible assets line item in the consolidated statements of operations.

Additionally, during the fourth quarter of 2021, Zulily's business deteriorated significantly. The same process discussed above was followed and as a result, an impairment of the tradename and goodwill for the amounts of $130 million and $233 million, respectively, were recorded in the impairment of intangible assets and long lived assets line item in the consolidated statements of operations.

After the triggering event and impairment loss recorded during the third quarter of 2022, the Company performed a qualitative goodwill impairment analysis during its annual impairment assessment in the fourth quarter of 2022 and no further impairment was identified. Based on the impairment losses recorded during the year, the estimated fair values of the HSN and Zulily tradenames and the QxH and Zulily reporting units do not significantly exceed their carrying values as of December 31, 2022.

As of December 31, 2022 the Company had accumulated goodwill impairment losses of $899 million attributed to the Zulily reporting unit and goodwill impairment losses of $2,535 million attributed to the QxH reporting unit.

## (6) Debt

Debt is summarized as follows:

| | Outstanding principal December 31, 2022 | Carrying value | |
| --- | --- | --- | --- |
| | | December 31, 2022 | December 31, 2021 |
| | | amounts in millions | |
| Corporate level debentures | | | |
| 8.5% Senior Debentures due 2029 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 287 | 286 | 286 |
| 8.25% Senior Debentures due 2030 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 505 | 503 | 503 |
| 4% Exchangeable Senior Debentures due 2029 . . . . . . . . . . . . . . . . . . . | 354 | 134 | 328 |
| 3.75% Exchangeable Senior Debentures due 2030 . . . . . . . . . . . . . . . . . | 430 | 157 | 347 |
| 1.75% Exchangeable Senior Debentures due 2046 . . . . . . . . . . . . . . . . . | 330 | 323 | 640 |
| Subsidiary level notes and facilities | | | |
| QVC 4.375% Senior Secured Notes due 2023. . . . . . . . . . . . . . . . . . . . | 214 | 214 | 750 |
| QVC 4.85% Senior Secured Notes due 2024. . . . . . . . . . . . . . . . . . . . . | 600 | 600 | 600 |
| QVC 4.45% Senior Secured Notes due 2025. . . . . . . . . . . . . . . . . . . . . | 600 | 599 | 599 |
| QVC 4.75% Senior Secured Notes due 2027. . . . . . . . . . . . . . . . . . . . . | 575 | 575 | 575 |
| QVC 4.375% Senior Secured Notes due 2028. . . . . . . . . . . . . . . . . . . . | 500 | 500 | 500 |
| QVC 5.45% Senior Secured Notes due 2034. . . . . . . . . . . . . . . . . . . . . | 400 | 399 | 399 |
| QVC 5.95% Senior Secured Notes due 2043. . . . . . . . . . . . . . . . . . . . . | 300 | 300 | 300 |
| QVC 6.375% Senior Secured Notes due 2067. . . . . . . . . . . . . . . . . . . . | 225 | 225 | 225 |
| QVC 6.25% Senior Secured Notes due 2068. . . . . . . . . . . . . . . . . . . . . | 500 | 500 | 500 |
| QVC Bank Credit Facilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,075 | 1,075 | 481 |
| Deferred loan costs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | (37) | (44) |
| Total consolidated Qurate Retail debt . . . . . . . . . . . . . . . . . . . . . . . . . | $ 6,895 | 6,353 | 6,989 |
| Less debt classified as current . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | (828) | (1,315) |
| Total long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | $ 5,525 | 5,674 |

### *Exchangeable Senior Debentures*

Each $1,000 debenture of LI LLC's 4% Exchangeable Senior Debentures due 2029 was exchangeable at the holder's option for the value of 3.2265 shares of Sprint Corporation ("Sprint") common stock and 0.7860 shares of Lumen Technologies, Inc. ("Lumen Technologies") (formerly known as CenturyLink, Inc.) common stock.  On April 1, 2020, T-Mobile US, Inc. ("T-Mobile") completed its acquisition of Sprint Corporation ("TMUS/S Acquisition") for 0.10256 shares of T-Mobile for every share of Sprint Corporation. Following the TMUS/S Acquisition, the reference shares attributable to each $1,000 original principal amount of the 4.0% Senior Exchangeable Debentures due 2029 consist of 0.3309 shares of common stock of T-Mobile, and 0.7860 shares of common stock of Lumen Technologies. LI LLC may, at its election, pay the exchange value in cash, Sprint and Lumen Technologies common stock or a combination thereof.  LI LLC, at its option, may redeem the debentures, in whole or in part, for cash generally equal to the principal amount of the debentures plus accrued interest.  As a result of various principal payments made to holders of the 4% Exchangeable Senior Debentures, the adjusted principal amount of each $1,000 debenture is $910 as of December 31, 2022.

Each $1,000 debenture of LI LLC's 3.75% Exchangeable Senior Debentures due 2030 was exchangeable at the holder's option for the value of 2.3578 shares of Sprint common stock and 0.5746 shares of Lumen Technologies common stock.  Following the TMUS/S Acquisition, each $1,000 debenture of LI LLC's 3.75% Exchangeable Senior Debentures is exchangeable at the holder's option for the value of 0.2419 shares of T-Mobile common stock and 0.5746 shares of

Lumen Technologies common stock. LI LLC may, at its election, pay the exchange value in cash, Sprint and Lumen Technologies common stock or a combination thereof. LI LLC, at its option, may redeem the debentures, in whole or in part, for cash generally equal to the principal amount of the debentures plus accrued interest. As a result of various principal payments made to holders of the 3.75% Exchangeable Senior Debentures, the adjusted principal amount of each $1,000 debenture is $936 as of December 31, 2022. On February 15, 2023, the Company completed the semiannual interest payment of $18.75 per $1,000 debenture and made an additional distribution of $0.14365 per debenture, resulting in an ending principal amount for each $1,000 debenture of $934 as of February 15, 2023.

LI LLC issued the 1.75% Exchangeable Debentures. Each $1,000 debenture is exchangeable at the holder's option for the value of 2.9317 shares of Charter Class A common stock. LI LLC may, at its election, pay the exchange value in cash, Charter Class A common stock or a combination thereof. The number of shares of Charter Class A common stock attributable to a debenture represents an initial exchange price of approximately $341.10 per share. On and after October 5, 2023, LI LLC, at its option, may redeem the debentures, in whole or in part, for cash generally equal to the principal amount of the debentures plus accrued interest. See note 4 for additional information about these debentures.

As part of a common control transaction with QVC completed in December 2020, QVC Global Corporate Holdings, LLC ("QVC Global"), a subsidiary of QVC, became the primary co-obligor of LI LLC's 3.5% Exchangeable Senior Debentures (the "Motorola Exchangeables"), allowing the Motorola Exchangeables to be serviced direct by cash generated from QVC's foreign operations. Concurrently, LI LLC issued a promissory note to QVC Global with an initial principal amount of $1.8 billion, a stated annual interest rate of 0.48% and a maturity of December 29, 2029. Interest on the promissory note is to be paid annually beginning on December 29, 2021. On December 29, 2021, LI LLC repaid $85 million principal amount of the promissory note along with a $9 million annual interest payment. Each $1,000 debenture of the Motorola Exchangeables was exchangeable at the holder's option for the value of 5.2598 shares of Motorola Solutions, Inc. ("MSI"). The remaining exchange value was payable, at QVC Global's option, in cash or MSI stock or a combination thereof. QVC Global had the option to redeem the debentures, in whole or in part, for cash generally equal to the adjusted principal amount of the debentures plus accrued interest. On October 27, 2021, a notice was issued to all holders to redeem any and all outstanding Motorola Exchangeables on December 13, 2021. Bondholders had until the close of business on December 10, 2021 to exchange their bonds. During November and December 2021, QVC Global delivered MSI shares, which were acquired pursuant to a forward purchase contract, to the holders of the Motorola Exchangeables with a fair value of approximately $573 million to settle the exchanges of the Motorola Exchangeables. For holders who did not participate in the exchange, their bonds were redeemed on December 13, 2021 at adjusted principal, plus accrued interest and dividend pass-thru for a total cash payment of approximately $1 million. No Motorola Exchangeables remained outstanding as of December 31, 2021. During the year ended December 31, 2020, holders exchanged, under the terms of the Motorola Exchangeables, principal amounts of approximately $25 million, and LI LLC made cash payments of approximately $49 million respectively.

Qurate Retail has elected to account for all of its exchangeables using the fair value option. Accordingly, changes in the fair value of these instruments are recognized as unrealized gains (losses) in the statements of operations. On a quarterly basis, Qurate Retail determines whether a triggering event has occurred to require current classification of certain exchangeables, as discussed below.

The Company has classified the debentures that could be redeemed for cash as a current liability because the Company does not own shares to exchange the debentures or they are currently exchangeable. The Company also reviews the terms of the debentures on a quarterly basis to determine whether a triggering event for an open exchange window has occurred, which requires current classification of the exchangeables as the exchange is at the option of the holder. Exchangeable senior debentures classified as current totaled $614 million at December 31, 2022.

Interest on the Company's exchangeable debentures is payable semi-annually based on the date of issuance. At maturity, all of the Company's exchangeable debentures are payable in cash.

### Senior Debentures

Interest on the 8.5% Senior Debentures due 2029 and the 8.25% Senior Debentures due 2030 (collectively, the "Senior Debentures") is payable semi-annually based on the date of issuance. The Senior Debentures are stated net of aggregate unamortized discount and issuance costs of $3 million at December 31, 2022 and $3 million at December 31, 2021. Such discount and issuance costs are being amortized to interest expense in the accompanying consolidated statements of operations.

### QVC Senior Secured Notes

During prior years, QVC issued $750 million principal amount of 4.375% Senior Secured Notes due 2023 (the "2023 Notes") at an issue price of 99.968%, $600 million principal amount of 4.85% Senior Secured Notes due 2024 at an issue price of 99.927%, $600 million principal amount of 4.45% Senior Secured Notes due 2025 at an issue price of 99.860%, $400 million principal amount 5.45% Senior Secured Notes due 2034 at an issue price of 99.784%, $300 million principal amount of 5.95% Senior Secured Notes due 2043 at an issue price of 99.973%, $225 million of 6.375% Senior Notes due 2067 (the "2067 Notes") at par, and $500 million of the 6.25% Senior Secured Notes due 2068 ("2068 Notes") at par.

In June 2022, QVC completed its purchase of approximately $536 million of the outstanding 2023 Notes pursuant to a cash tender offer to purchase any and all of its outstanding 2023 Notes (the "Tender Offer"). As a result of the Tender Offer, the Company recorded a loss on extinguishment of debt in the consolidated statements of operations of $6 million during the year ended December 31, 2022. As of December 31, 2022, the remaining outstanding 2023 Notes are classified within current portion of debt as they mature in less than one year.

On February 4, 2020, QVC completed a registered debt offering for $575 million of the 4.75% Senior Secured Notes due 2027 (the "2027 Notes") at par. Interest on the 2027 Notes is paid semi-annually in February and August, with payments commencing on August 15, 2020. The proceeds were used to partially prepay existing indebtedness under the QVC's senior secured credit facility (the "Credit Facility").

On August 20, 2020, QVC completed a registered debt offering for $500 million of the 4.375% Senior Secured Notes due 2028 (the "2028 Notes") at par. Interest on the 2028 Notes will be paid semi-annually in March and September, with payments commencing on March 1, 2021. The proceeds were used in a cash tender offer (the "Tender Offer") to purchase the outstanding $500 million of 5.125% Senior Secured Notes due 2022 (the "2022 Notes"). QVC also issued a notice of redemption exercising its right to optionally redeem any of the 2022 Notes that remained outstanding following the Tender Offer. As a result of the Tender Offer and the redemption, the Company recorded a loss on extinguishment of debt in the consolidated statements of operations of $42 million for the year ended December 31, 2020.

The senior secured notes contain certain covenants, including certain restrictions on QVC and its restricted subsidiaries (subject to certain exceptions) with respect to, among other things: incurring additional indebtedness; creating liens on property or assets; making certain loans or investments; selling or disposing of assets; paying certain dividends and other restricted payments; consolidating or merging; entering into certain transactions with affiliates; entering into sale or leaseback transactions; and restricting subsidiary distributions.

The senior secured notes permit QVC to make unlimited dividends or other restricted payments so long as QVC is not in default under the indentures governing the senior secured notes and QVC's consolidated leverage ratio is not greater than 3.5 to 1.0 (the "senior secured notes leverage basket"). As of December 31, 2022, QVC's consolidated leverage ratio (as calculated under QVC's senior secured notes) was greater than 3.5 to 1.0 and as a result QVC is restricted in its ability to make dividends or other restricted payments under the senior secured notes. Although QVC will not be able to make unlimited dividends or other restricted payments under the senior secured notes leverage basket, QVC will continue to be permitted to make unlimited dividends to parent entities of QVC to service the principal and interest when due in respect of indebtedness of such parent entities (so long as there is no default under the indentures governing QVC's senior secured notes) and permitted to make certain restricted payments to Qurate Retail under an intercompany tax sharing agreement in respect of certain tax obligations of QVC and its subsidiaries.

*Credit Facility*

On October 27, 2021, QVC amended and restated its latest credit agreement (as amended and restated, the "Fifth Amended and Restated Credit Agreement") and refinanced the Credit Facility by entering into a fifth amended and restated agreement with QVC, Zulily, CBI, and QVC Global, each a direct or indirect wholly owned subsidiary of Qurate Retail, as borrowers (QVC, Zulily, CBI and QVC Global, collectively, the "Borrowers"), JPMorgan Chase Bank, N.A., as administrative agent, and the other parties named therein.

The Fifth Amended and Restated Credit Agreement is a multi-currency facility providing for a $3.25 billion revolving credit facility, with a $450 million sub-limit for letters of credit and an alternative currency revolving sub-limit equal to 50% of the revolving commitments thereunder. The Credit Facility may be borrowed by any Borrower, with each Borrower jointly and severally liable for the outstanding borrowings. Borrowings under the Fifth Amended and Restated Credit Agreement bear interest at either the alternate base rate (such rate, the "ABR Rate") or a LIBOR-based rate (or the applicable non-U.S. Dollar equivalent rate) (such rate, the "Term Benchmark/RFR Rate") at the applicable Borrower's election in each case plus a margin. Borrowings that are ABR Rate loans will bear interest at a per annum rate equal to the base rate plus a margin that varies between 0.25% and 0.625% depending on the Borrowers' combined ratio of consolidated total debt to consolidated EBITDA (the "consolidated leverage ratio"). Borrowings that are Term Benchmark/RFR Rate loans will bear interest at a per annum rate equal to the applicable rate plus a margin that varies between 1.25% and 1.625% depending on the Borrowers' consolidated leverage ratio. Each loan may be prepaid at any time and from time to time without penalty other than customary breakage costs. No mandatory prepayments will be required other than when borrowings and letter of credit usage exceed availability; provided that, if Zulily, CBI, QVC Global or any other borrower under the Credit Facility (other than QVC) is removed, at the election of QVC, as a borrower thereunder, all of its loans must be repaid and its letters of credit are terminated or cash collateralized. Any amounts prepaid on the Credit Facility may be reborrowed.

The loans under the Credit Facility are scheduled to mature on October 27, 2026. Payment of the loans may be accelerated following certain customary events of default.

The payment and performance of the Borrowers' obligations under the Fifth Amended and Restated Credit Agreement are guaranteed by each of QVC's, QVC Global's, Zulily's and CBI's Material Domestic Subsidiaries (as defined in the Fifth Amended and Restated Credit Agreement), if any, and certain other subsidiaries of any Borrower that such Borrower has chosen to provide guarantees. Further, the borrowings under the Fifth Amended and Restated Credit Agreement are secured, pari passu with QVC's existing notes, by a pledge of all of QVC's equity interests. The borrowings under the Fifth Amended and Restated Credit Agreement are also secured by a pledge of all of Zulily's and CBI's equity interests.

The Fifth Amended and Restated Credit Agreement contains certain affirmative and negative covenants, including certain restrictions on the Borrowers and each of their respective restricted subsidiaries (subject to certain exceptions) with respect to, among other things: incurring additional indebtedness; creating liens on property or assets; making certain loans or investments; selling or disposing of assets; paying certain dividends and other restricted payments; dissolving, consolidating or merging; entering into certain transactions with affiliates; entering into sale or leaseback transactions; restricting subsidiary distributions; and limiting the Borrowers' consolidated leverage ratio.

Borrowings under the Fifth Amended and Restated Credit Agreement may be used to repay outstanding indebtedness, pay certain fees and expenses, finance working capital needs and general purposes of the Borrowers and their respective subsidiaries and make certain restricted payments and loans to the Borrowers' respective parents and affiliates.

Availability under the Fifth Amended and Restated Credit Agreement at December 31, 2022 was $2.15 billion on which Zulily and CBI may also borrow. The interest rate on the Fifth Amended and Restated Credit Agreement was 5.75% at December 31, 2022.

*Interest Rate Swap Arrangements*

In July 2019, QVC entered into a three-year interest swap arrangement with a notional amount of $125 million. The swap arrangement was not treated as a hedge under U.S. GAAP, and expired in July 2022. The swap was in a net liability position of $1 million as of December 31, 2021, which was included in accrued liabilities in the consolidated balance sheet.

*Debt Covenants*

Qurate Retail and its subsidiaries were in compliance with all debt covenants at December 31, 2022.

*Five Year Maturities*

The annual principal maturities of Qurate Retail's debt, based on stated maturity dates, for each of the next five years is as follows (amounts in millions):

| | | |
|---|---|---|
| 2023 | $ | 216 |
| 2024 | $ | 603 |
| 2025 | $ | 603 |
| 2026 | $ | 1,078 |
| 2027 | $ | 578 |

*Fair Value of Debt*

Qurate Retail estimates the fair value of its debt based on the quoted market prices for the same or similar issues or on the current rate offered to Qurate Retail for debt of the same remaining maturities (Level 2). The 2067 Notes and 2068 Notes are traded on the New York Stock Exchange, and the Company considers them to be actively traded. As such, the 2067 Notes and 2068 Notes are valued based on their trading price (Level 1). The fair value, based on quoted prices of instruments not considered to be active markets, of Qurate Retail's publicly traded debt securities that are not reported at fair value in the accompanying consolidated balance sheets is as follows (amounts in millions):

|  | December 31, | |
| --- | --- | --- |
|  | 2022 | 2021 |
| Senior debentures | $ 377 | 871 |
| QVC senior secured notes | $ 2,676 | 4,595 |

Due to the variable rate nature, Qurate Retail believes that the carrying amount of its subsidiary debt not discussed above approximated fair value at December 31, 2022.

## (7) Leases

Right-of-use assets and lease liabilities are initially recognized based on the present value of the future lease payments over the expected lease term. As for most leases the implicit rate is not readily determinable, the Company uses a discount rate in determining the present value of future payments based on the Company's incremental borrowing rate on a collateralized basis aligning with the term of the lease. Our lease agreements include both lease and non-lease components, which the Company accounts for as a single lease component. The Company's leases have base rent periods and some with optional renewal periods. Leases with base rent periods of less than 12 months are not recorded on the balance sheet. For purposes of measurement of lease liabilities, the expected lease terms may include renewal options when it is reasonably certain that the Company will exercise such options.

Leases with an initial term greater than twelve months are classified as either finance or operating. Finance leases are generally those that we substantially use or pay for the entire asset over its estimated useful life and are recorded in property and equipment. All other leases are categorized as operating leases and recorded in operating lease right-of-use assets.

We have entered into sale leaseback transactions. To determine whether the transaction should be accounted for as a sale, we evaluate whether control of the asset has transferred to a third party. If the transfer of the asset is determined to be a sale, we recognize the transaction price for the sale based on cash proceeds received, derecognize the carrying amount of the asset sold, and recognize a gain or loss in the consolidated statement of operations for any difference between the carrying value of the asset and the transaction price. The leaseback is accounted for according to our lease policy discussed above. If the transfer of the asset is not determined to be a sale, we account for the transaction as a financing arrangement.

The Company has finance lease agreements with transponder and transmitter network suppliers for the right to transmit its signals. The Company is also party to a finance lease agreement for data processing hardware and a warehouse. The Company also leases data processing equipment, facilities, office space, retail space and land. These leases are classified as operating leases. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future lease payments using our incremental borrowing rate.

Our leases have remaining lease terms of less than one year to 20 years some of which may include the option to extend for up to 14 years, and some of which include options to terminate the leases within less than one year.

The components of lease cost during the years ended December 31, 2022, 2021 and 2020 were as follows:

| | Years ended December 31, | | |
| --- | --- | --- | --- |
| | **2022** | **2021** | **2020** |
| | amounts in millions | | |
| Operating lease cost (1)........................ | $ 127 | 96 | 87 |
| Finance lease cost | | | |
| Depreciation of leased assets ................ | $ 5 | 19 | 19 |
| Interest on lease liabilities ................... | 3 | 8 | 8 |
| Total finance lease cost ....................... | $ 8 | 27 | 27 |

(1) Included within operating lease costs were short-term lease costs and variable lease costs, which were not material to the financial statements.

The remaining weighted-average lease term and the weighted-average discount rate were as follows:

| | December 31, | | |
| --- | --- | --- | --- |
| | **2022** | **2021** | **2020** |
| Weighted-average remaining lease term (years): | | | |
| Finance leases ............................. | 1.9 | 7.7 | 8.5 |
| Operating leases ........................... | 9.6 | 8.3 | 8.5 |
| Weighted-average discount rate: | | | |
| Finance leases ............................. | 2.1% | 5.2% | 5.1% |
| Operating leases ........................... | 10.2% | 5.1% | 5.1% |

Supplemental balance sheet information related to leases was as follows:

| | | December 31, | |
|---|---|---|---|
| | | **2022** | **2021** |
| | | **amounts in millions** | |
| Operating leases: | | | |
| Operating lease ROU assets | $ | 585 | 351 |
| | | | |
| Current operating lease liabilities (1) | $ | 76 | 64 |
| Operating lease liabilities | | 518 | 303 |
| Total operating lease liabilities | $ | 594 | 367 |
| | | | |
| Finance Leases: | | | |
| Finance lease ROU assets (3) | $ | 17 | 277 |
| Finance lease ROU asset accumulated depreciation (3) | | (13) | (151) |
| Finance lease ROU assets, net | $ | 4 | 126 |
| Current finance lease liabilities (1) | $ | 2 | 20 |
| Finance lease liabilities (2) | | 2 | 137 |
| Total finance lease liabilities | $ | 4 | 157 |

(1) Included within the Other current liabilities line item on the consolidated balance sheets.
(2) Included within the Other liabilities line item on the consolidated balance sheets.
(3) Included within the Property and equipment line item on the consolidated balance sheets.

Supplemental cash flow information related to leases was as follows:

| | | Years ended December 31, | | |
|---|---|---|---|---|
| | | **2022** | **2021** | **2020** |
| | | **in millions** | | |
| Cash paid for amounts included in the measurement of lease liabilities: | | | | |
| Operating cash outflows from operating leases | $ | 108 | 82 | 86 |
| Operating cash outflows from finance leases | $ | 3 | 8 | 8 |
| Financing cash outflows from finance leases | $ | 6 | 18 | 18 |
| ROU assets obtained in exchange for lease obligations: | | | | |
| Operating leases | $ | 306 | 49 | 35 |
| Finance leases | $ | — | 11 | — |

Future lease payments under finance leases and operating leases with initial terms of one year or more at December 31, 2022 consisted of the following:

| | Finance Leases | Operating Leases |
|---|---|---|
| | amounts in millions | |
| 2023 | $ 3 | 125 |
| 2024 | 1 | 106 |
| 2025 | — | 89 |
| 2026 | — | 75 |
| 2027 | — | 65 |
| Thereafter | — | 614 |
| Total lease payments | $ 4 | 1,074 |
| Less: imputed interest | — | 480 |
| Total lease liabilities | $ 4 | 594 |

In June 2022, QVC modified the finance lease for its distribution center in Ontario, California which reduced the term of the lease and removed QVC's ability to take ownership of the distribution center at the end of the lease term. QVC will make annual payments over the modified lease term. Since the lease was modified and removed QVC's ability to take ownership at the end of the lease term, the Company accounted for the modification similar to a sale and leaseback transaction, and as a result, QVC received net cash proceeds of $250 million and recognized a $240 million gain on the sale of the distribution center during the second quarter of 2022 calculated as the difference between the aggregate consideration received (including cash and forgiveness of the remaining financing obligation of $84 million) and the carrying value of the distribution center. The gain is included in gains on sale leaseback transactions in the consolidated statement of operations. The Company accounted for the modified lease as an operating lease and recorded a $37 million right-of-use asset and a $31 million operating lease liability, with the difference attributable to prepaid rent.

In July 2022, QVC sold five owned and operated properties located in the U.S. to an independent third party and received net cash proceeds of $443 million. Concurrent with the sale, QVC entered into agreements to lease each of the properties back from the purchaser over an initial term of 20 years with the option to extend the terms of the property leases for up to four consecutive terms of five years. QVC recognized a $277 million gain related to the successful sale leaseback for the year ended December 31, 2022, calculated as the difference between the aggregate consideration received and the carrying value of the properties. The Company accounted for the leases as operating leases and recorded a $207 million right-of-use asset and a $205 million operating lease liability, with the difference attributable to initial direct costs.

In November 2022, QVC entered into agreements to sell two properties located in Germany and the U.K. to an independent third party. Under the terms of the agreements, QVC received net cash proceeds of $102 million related to its German facility and $80 million related to its U.K. facility when the sale closed in January 2023. Concurrent with the sale, QVC entered into agreements to lease each of the properties back from the purchaser over an initial term of 20 years with the option to extend the terms of the property leases for up to four consecutive terms of five years. QVC expects to record a gain in the first quarter of 2023 related to the sale leaseback transaction.

As of December 31, 2022, the related assets of $71 million were classified as held for sale, and included in other assets, at cost, net of accumulated amortization in the consolidated balance sheet, as the proceeds from the sale were used to repay a portion of the the Credit Facility borrowings which were classified as noncurrent as of December 31, 2022. Qurate Retail classifies obligations as current when they are contractually required to be satisfied in the next twelve months.

On October 31, 2022, the Company entered into foreign currency forward contracts with an aggregate notional amount of $167 million to mitigate the foreign currency risk associated with the sale and leaseback of Germany and UK properties. The forward did not qualify as a cash flow hedge under U.S. GAAP. Changes in the fair value of the forward are reflected in realized and unrealized gains (losses) on financial instruments, net in the consolidated statements of operations. The forward expired in January 2023 and was in a net liability position of $10 million as of December 31, 2022, which was included in accrued liabilities in the consolidated balance sheet.

## (8) Income Taxes

Income tax benefit (expense) consists of:

| | | Years ended December 31, | |
| | 2022 | 2021 | 2020 |
| --- | ---: | ---: | ---: |
| | | amounts in millions | |
| Current: | | | |
| Federal | $ (99) | (49) | 8 |
| State and local | (29) | (55) | (48) |
| Foreign | (84) | (117) | (105) |
| | (212) | (221) | (145) |
| Deferred: | | | |
| Federal | (4) | (24) | 312 |
| State and local | (27) | 26 | 26 |
| Foreign | 19 | 2 | 10 |
| | (12) | 4 | 348 |
| Income tax benefit (expense) | $ (224) | (217) | 203 |

The following table presents a summary of our domestic and foreign earnings (losses) from continuing operations before income taxes:

| | | Years ended December 31, | |
| | 2022 | 2021 | 2020 |
| --- | ---: | ---: | ---: |
| | | amounts in millions | |
| Domestic | $ (2,530) | 262 | 735 |
| Foreign | 222 | 376 | 316 |
| Total | $ (2,308) | 638 | 1,051 |

Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 21% as a result of the following:

|  | Years ended December 31, | | |
| --- | --- | --- | --- |
|  | 2022 | 2021 | 2020 |
|  | amounts in millions | | |
| Computed expected tax benefit (expense) | $  485 | (134) | (221) |
| State and local income taxes, net of federal income taxes | (35) | (20) | (45) |
| Tax on foreign earnings, net of federal tax benefits | (15) | (113) | 47 |
| Alternative energy tax credits and incentives | — | 125 | 139 |
| Change in valuation allowance affecting tax expense | — | — | (59) |
| Change in tax rate | (8) | — | (15) |
| Corporate realignment | — | — | 352 |
| Non-deductible equity distribution | (41) | — | — |
| Impairment of intangible assets | (580) | (49) | — |
| Non-deductible interest on Preferred Stock to non-employee | (21) | (21) | (6) |
| Other, net | (9) | (5) | 11 |
| Income tax benefit (expense) | $  (224) | (217) | 203 |

For 2022, the most significant portion of the losses before income taxes relates to a goodwill impairment that is not deductible for tax purposes.

For the year ended December 31, 2021 income tax expense was greater than the U.S. statutory rate of 21% due to foreign tax expense, state income tax expense, the impairment of goodwill that is not deductible for tax purposes, and non-deductible interest expense related to Preferred Stock, partially offset by benefits from tax credits generated by our alternative energy investments.

During November and December of 2021, the Company, through a wholly owned foreign subsidiary, recognized income related to the exchange and redemption of the outstanding Motorola Exchangeables and the extinguishment of related hedges. The income is subject to tax under the U.S Global Intangible Low-taxed Income ("GILTI") rules. The tax effect of this GILTI income, including the federal tax benefit of related foreign tax credits, is treated by the Company as a period cost. In addition, the Company recorded a U.S. federal tax benefit for foreign derived intangible income deductions claimed on royalty income recognized by the Company in the U.S. during 2021. The tax effect of these items is included in Tax on foreign earnings, net of federal tax benefit in the above table.

For the year ended December 31, 2020 the Company recorded an income tax benefit. The tax benefit was primarily driven by the impacts of a corporate realignment and tax credits generated by alternative energy investments.

During the fourth quarter of 2020, the Company completed a corporate realignment transaction, whereby the assets and liabilities of certain foreign business units held in U.S. subsidiaries were transferred to QVC Global, a foreign subsidiary of QVC. This changed the manner in which income of the foreign business units is subject to U.S. income tax. As part of this realignment and upon entering into a payment agreement, QVC Global became the primary co-obligor of the Motorola Exchangeables. The Company's accounting policy is not to record deferred income taxes related to global intangible low-taxed income activity in our foreign subsidiaries but instead to recognize income tax expense in the periods as incurred. Accordingly, the deferred income tax liability for the Motorola Exchangeables that existed prior to the corporate realignment was reduced to zero and the Company recorded a corresponding income tax benefit.

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

| | December 31, | |
| --- | --- | --- |
| | **2022** | **2021** |
| | amounts in millions | |
| Deferred tax assets: | | |
| Tax losses and credit carryforwards | $ 246 | 240 |
| Foreign tax credit carryforwards | 93 | 95 |
| Accrued stock compensation | 15 | 15 |
| Operating lease liability | 104 | 71 |
| Other accrued liabilities | 59 | 63 |
| Prepaid royalty | 70 | 94 |
| Other | 150 | 131 |
| Deferred tax assets | 737 | 709 |
| Valuation allowance | (264) | (264) |
| Net deferred tax assets | 473 | 445 |
| | | |
| Deferred tax liabilities: | | |
| Intangible assets | 675 | 758 |
| Fixed assets | 106 | 142 |
| Discount on exchangeable debentures | 970 | 768 |
| Other | 131 | 94 |
| Deferred tax liabilities | 1,882 | 1,762 |
| Net deferred tax liabilities | $ 1,409 | 1,317 |

There was no change to the Company's valuation allowance in 2022.

At December 31, 2022, the Company had a deferred tax asset of $246 million for net operating losses, credit carryforwards, and interest expense carryforwards.  If not utilized to reduce income tax liabilities in future periods, $147 million of these loss carryforwards and tax credits will expire at various times between 2023 and 2042. The remaining $99 million of tax losses and carryforwards may be carried forward indefinitely. These losses and credit carryforwards are expected to be utilized prior to expiration, except for $182 million which, based on current projections, will not be utilized in the future and are subject to a valuation allowance.

At December 31, 2022, the Company had a deferred tax asset of $93 million for foreign tax credit carryforwards. If not utilized to reduce income tax liabilities in future periods, these foreign tax credit carryforwards will expire at various times between 2026 and 2032.  The Company estimates that $80 million of its foreign tax credit carryforward will expire without utilization.

A reconciliation of unrecognized tax benefits is as follows:

| | Years ended December 31, | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| | amounts in millions | | |
| Balance at beginning of year | $ 88 | 83 | 75 |
| Additions based on tax positions related to the current year | 8 | 9 | 7 |
| Additions for tax positions of prior years | 12 | 1 | 7 |
| Reductions for tax positions of prior years | (2) | (1) | (1) |
| Lapse of statute and settlements | (9) | (4) | (5) |
| Balance at end of year | $ 97 | 88 | 83 |

As of December 31, 2022, 2021 and 2020, the Company had recorded tax reserves of $97 million, $88 million and $83 million, respectively, related to unrecognized tax benefits for uncertain tax positions. If such tax benefits were to be recognized for financial statement purposes, $77 million, $70 million and $66 million for the years ended December 31, 2022, 2021 and 2020, respectively, would be reflected in the Company's tax expense and affect its effective tax rate. Qurate Retail's estimate of its unrecognized tax benefits related to uncertain tax positions requires a high degree of judgment. The Company has tax positions for which the amount of related unrecognized tax benefits could change during 2022. The amount of unrecognized tax benefits related to these issues could change as a result of potential settlements, lapsing of statute of limitations and revisions of estimates. It is reasonably possible that the amount of the Company's gross unrecognized tax benefits may decrease within the next twelve months by up to $21 million.

As of December 31, 2022, the Company's tax years prior to 2019 are closed for federal income tax purposes, and the IRS has completed its examination of the Company's 2019 and 2020 tax years. However, 2019 and 2020 remain open until the statute of limitations lapses on October 15 of 2023 and 2024, respectively. The Company's 2021 and 2022 tax years are being examined currently as part of the IRS's Compliance Assurance Process ("CAP") program. Various states and foreign jurisdictions are currently examining the Company's prior years' state and foreign income tax returns.

The Company recorded $33 million of accrued interest and penalties related to uncertain tax positions for the year ended December 31, 2022, $28 million for the year ended December 31, 2021 and $25 million for the year ended December 31, 2020.

## (9) Stockholders' Equity

*Preferred Stock*

On September 14, 2020, Qurate Retail issued its 8.0% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share ("Preferred Stock"). There were 13,500,000 shares of Preferred Stock authorized and 12,673,216 shares, and 12,627,657 shares issued and outstanding at December 31, 2022 and 2021, respectively.

*Priority.* The Preferred Stock ranks senior to the shares of common stock of Qurate Retail, with respect to dividend rights, rights of redemption and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of Qurate Retail's affairs. Shares of Preferred Stock are not convertible into shares of common stock of Qurate Retail.

*Dividends.* Holders of the Preferred Stock are entitled to receive quarterly cash dividends at a rate of 8.0% per annum of the liquidation price (as described below) on a cumulative basis, during the term. If declared, accrued dividends will be payable quarterly on each dividend payment date, beginning December 15, 2020 and thereafter on each March 15, June 15, September 15, and December 15 during the term (or, if such date is not a business day, the next business day after such date). If Qurate Retail fails to pay dividends or the applicable redemption price with respect to any redemption within 30 days after the applicable dividend payment or redemption date, the dividend rate will increase as provided by the Certificate of Designations for the Preferred Stock (the "Certificate of Designations"). Accrued dividends that are not paid within 30 days after the applicable dividend payment date will be added to the liquidation price until paid together with all dividends accrued thereon.

The ability of Qurate Retail to declare or pay any dividend on, or purchase, redeem, or otherwise acquire, any of its common stock or any other stock ranking on parity with the Preferred Stock will be subject to restrictions if Qurate Retail does not pay all dividends and all redemption payments on the Preferred Stock, subject to certain exceptions as set forth in the Certificate of Designations.

During the years ended December 31, 2022 and 2021, the Company declared and paid four quarterly cash dividends, each for $2.00 per share to stockholders of record of the Preferred Stock. On February 16, 2023, the Company declared a quarterly cash dividend of $2.00 per share, which will be payable in cash on March 15, 2023 to stockholders of record of the Preferred Stock at the close of business on February 28, 2023.

*Distributions upon Liquidation, Dissolution or Winding Up.* Upon Qurate Retail's liquidation, winding-up or dissolution, each holder of shares of the Preferred Stock will be entitled to receive, before any distribution is made to the holders of Qurate Retail common stock, an amount equal to the liquidation price plus all unpaid dividends (whether or not declared) accrued from the immediately preceding dividend payment date, subject to the prior payment of liabilities owed to Qurate Retail's creditors and the preferential amounts to which any stock senior to the Preferred Stock is entitled. The Preferred Stock has a liquidation price equal to the sum of (i) $100, plus (ii) all accrued and unpaid dividends (whether or not declared) that have been added to the liquidation price.

*Mandatory and Optional Redemption.* The Preferred Stock is subject to mandatory redemption on March 15, 2031 at the liquidation price plus all unpaid dividends (whether or not declared) accrued from the most recent dividend payment date. On or after the fifth anniversary of September 14, 2020 (the "Original Issue Date"), Qurate Retail may redeem all or a portion of the outstanding shares of Preferred Stock, at the liquidation price plus all unpaid dividends (whether or not declared) accrued from the most recent dividend payment date plus, if the redemption is (x) on or after the fifth anniversary of the Original Issue Date but prior to its sixth anniversary, 4.00% of the liquidation price, (y) on or after the sixth anniversary of the Original Issue Date but prior to its seventh anniversary, 2.00% of the liquidation price and (z) on or after the seventh anniversary of the Original Issue Date, zero. Both mandatory and optional redemptions must be paid in cash.

*Voting Power.* Holders of the Preferred Stock will not have any voting rights or powers, except as specified in the Certificate of Designations or as required by Delaware law.

*Preferred Stock Directors.* So long as the aggregate liquidation price of the outstanding shares of Preferred Stock exceeds 25% of the aggregate liquidation price of the shares of Preferred Stock issued on the Original Issue Date, holders of Preferred Stock will have certain director election rights as described in the Certificate of Designations whenever dividends on shares of Preferred Stock have not been declared and paid for two consecutive dividend periods and whenever Qurate Retail fails to pay the applicable redemption price in full with respect to any redemption of the Preferred Stock or fails to make a payment with respect to the Preferred Stock in connection with a liquidation or Extraordinary Transactions (as defined in the Certificate of Designations).

*Recognition*. As the Preferred Stock is subject to unconditional mandatory redemption in cash and was issued in the form of a share, the Company concluded the Preferred Stock was a mandatorily redeemable financial instrument and should be classified as a liability in the consolidated balance sheets. The Preferred Stock was initially recorded at its fair value, which was determined to be the liquidation preference of $100 per share. Given the liability classification of the Preferred Stock, all dividends accrued are classified as interest expense in the consolidated statements of operations. The fair value of the Preferred Stock (level 1) was $434 million as of December 31, 2022.

***Common Stock***

Series A Qurate Retail common stock has one vote per share, and Series B Qurate Retail common stock has ten votes per share. Each share of the Series B common stock is exchangeable at the option of the holder for one share of Series A common stock of the same group. The Series A and Series B common stock participate on an equal basis with respect to dividends and distributions.

At the Annual Meeting of Stockholders held on June 2, 2015, the Company's stockholders approved an amendment to the Restated Certificate of Incorporation that increased (i) the total number of shares of the Company's capital stock which the Company will have the authority to issue to 9,015 million shares, (ii) the number of shares of the Company's capital stock designated as "Common Stock" to 8,965 million shares and (iii) the number of shares of Common Stock designated as "Series A Liberty Ventures Common Stock," "Series B Liberty Ventures Common Stock" and "Series C Liberty Ventures Common Stock" to 400 million shares, 15 million shares and 400 million shares, respectively.

At the Annual Meeting of Stockholders held on May 23, 2018, the Company's stockholders approved an amendment to the Restated Certificate of Incorporation, which (i) eliminated the tracking stock capitalization structure of the Company and (ii) reclassified each outstanding share of Series A and Series B QVC Group common stock into one share of our Series A and Series B common stock, respectively. In addition, the amendment to the Restated Certificate of Incorporation changed (i) the total number of shares of the Company's capital stock which the Company will have the authority to issue to 8,200 million shares, (ii) the number of shares of the Company's capital stock designated as "Common Stock" to 8,150 million shares, (iii) the number of shares of Common Stock designated as "Series A Common Stock," "Series B Common Stock" and "Series C Common Stock" to 4,000 million shares, 150 million shares and 4,000 million shares, respectively, and (iv) the number of shares of the Company's capital stock designated as "Preferred Stock" to 50 million shares.

As of December 31, 2022, Qurate Retail reserved for issuance upon exercise of outstanding stock options approximately 32.9 million shares of Series A Qurate Retail common stock and approximately 2.2 million shares of Series B Qurate Retail common stock.

In addition to the Series A and Series B Qurate Retail common stock, there are 4 billion shares of Series C Qurate Retail common stock authorized for issuance, respectively. As of December 31, 2022, no shares of any Series C Qurate Retail common stock were issued or outstanding.

***Purchases of Common Stock***

During the years ended December 31, 2021 and 2020, the Company repurchased 41,153,205 and 6,521,782 shares of Series A Qurate Retail common stock, respectively, for aggregate cash consideration of $435 million and $70 million, respectively. There were no shares of Series A Qurate Retail common stock repurchased during the year ended December 31, 2022.

All of the foregoing shares were repurchased pursuant to a previously announced share repurchase program and have been retired and returned to the status of authorized and available for issuance.

## (10) Related Party Transactions with Officers and Directors

### *Chairman Compensation Arrangement*

In December 2019, Liberty Media entered into a new employment arrangement with Gregory B. Maffei, our Chairman. The arrangement provides for a five year employment term which began on January 1, 2020 and ends December 31, 2024, with an annual base salary of $3 million (with no contracted increase), a one-time cash commitment bonus of $5 million (paid in December 2019), an annual target cash performance bonus of $17 million (with payment subject to the achievement of one or more performance metrics as determined by the applicable company's Compensation Committee), upfront equity awards and annual equity awards (as described below).

The Chairman was entitled to receive term equity awards with an aggregate grant date fair value of $90 million (the "Upfront Awards") which were granted in two equal tranches. The first tranche consisted of time-vested stock options from each of Qurate Retail, LMC, Liberty Broadband and GCI Liberty and time-vested restricted stock units ("RSUs") from Liberty TripAdvisor (collectively, the "2019 term awards") that vest, in each case, on December 31, 2023 (except Liberty TripAdvisor's award of time-vested RSUs, which vests on December 15, 2023), subject to the Chairman's continued employment, except under certain circumstances. Qurate Retail's portion of the 2019 term awards, granted in December 2019, had an aggregate grant date fair value of $8,550,000 and consisted of stock options to purchase 2,133,697 shares of Series A Qurate Retail common stock ("QRTEA") with an exercise price of $8.17. The second tranche of the Upfront Awards consisted of time-vested stock options from each of LMC, Qurate Retail, Liberty Broadband and GCI Liberty and time-vested RSUs from Liberty TripAdvisor (collectively, the "2020 term awards") that vest, in each case, on December 31, 2024 (except Liberty TripAdvisor's award of time-vested RSUs, which vests on December 7, 2024), subject to the Chairman's continued employment, except under certain circumstances. Qurate Retail's portion of the 2020 term awards, granted in December 2020, had an aggregate grant date fair value of $5,850,000 and consisted of stock options to purchase 1,190,529 QRTEA shares with an exercise price of $10.34.

The Chairman is also entitled to receive annual equity award grants with an annual aggregate grant date fair value of $17.5 million, consisting of time-vested options, performance-based RSUs or a combination of both, at the election of the Chairman. The annual equity awards are granted directly by Qurate Retail, LMC, Liberty Broadband and Liberty TripAdvisor according to their applicable allocation percentage. The allocation percentage is determined based on a combination of (1) relative market capitalizations, weighted 50%, and (2) a blended average of historical time allocation on an LMC-wide and Chairman basis, weighted 50%, in each case, absent agreement to the contrary by Qurate Retail, LMC, Liberty Broadband and Liberty TripAdvisor in consultation with the Chairman. The allocation percentage is then adjusted annually and following certain events. For the years ended December 31, 2022, 2021 and 2020 the allocation percentage for Qurate Retail was 13%, 17% and 19%, respectively. Vesting of any annual performance-based RSUs is subject to the achievement of one or more performance metrics to be approved by the Compensation Committee of the applicable company with respect to its respective allocable portion of the annual performance-based RSUs.

### *Former CEO Compensation Agreement*

On September 27, 2015, the Compensation Committee of Qurate Retail approved a compensation arrangement for our former CEO. The arrangement provided for a five year employment term beginning December 16, 2015 and ending December 31, 2020. Effective November 17, 2020, Qurate Retail entered into an amendment to the former CEO's compensation arrangement that provided for a one year extension of the employment agreement dated December 16, 2015 and ended his term on December 31, 2021. For the year ended December 31, 2021, his annual base salary increased to

$1.5 million and he received an annual target cash bonus equal to 100% of his annual base salary with a maximum bonus of 240% of base salary, subject to the achievement of performance criteria. The former CEO also received a performance-based RSU award equal to $5.5 million of target value, with a maximum value equal to $8.3 million, and a time-vested RSU award also equal to $5.5 million of value. The performance-based RSU award was subject to performance criteria as determined by the Compensation Committee.

### *CEO Employment Agreement*

On July 12, 2021, the Compensation Committee of the Board of Directors of Qurate Retail approved the Company's entry into an employment agreement with David Rawlinson II, effective July 12, 2021. Effective August 1, 2021, Mr. Rawlinson began to serve as President and Chief Executive Officer-Elect of Qurate Retail, with Mike George continuing as Chief Executive Officer. Effective October 1, 2021, Mr. Rawlinson began to serve as President and Chief Executive Officer of Qurate Retail, with Mr. George assuming the role of Senior Advisor. Mr. Rawlinson concurrently assumed the same positions with QVC. Mr. George resigned from the Board of Directors effective January 1, 2022, at which time Mr. Rawlinson joined the Board. With respect to his roles at Qurate Retail and QVC, Mr. George stepped down as President effective August 1, 2021 and as Chief Executive Officer effective October 1, 2021.

### *Malone Stock Exchange and Maffei Arrangements*

On May 18, 2021, Gregory B. Maffei, the Chairman of the Board and a director of the Company, delivered a written offer (the "Offer") to John C. Malone, a director of Qurate Retail, to acquire all of the outstanding shares of Series B Qurate Retail common stock ("QRTEB") beneficially owned by Mr. Malone, his wife Leslie Malone and certain trusts for the benefit of Mr. Malone, Mrs. Malone and/or their children (the "Malone Group," and such shares, the "Subject Shares") at a per share price of $14.00 payable in cash, securities or such other form of consideration as to which Mr. Maffei and Mr. Malone might mutually agree. The transfer by the Malone Group of the Subject Shares was subject to the terms of that certain call agreement, dated February 9, 1998 (the "Call Agreement"), among Qurate Retail, as successor-in-interest to the assignee of Tele-Communications, Inc., a Delaware corporation, Mr. Malone and Mrs. Malone, which provided Qurate Retail with the right to acquire all, but not less than all, of the Subject Shares at a per share price equal to the lower of (x) the Offer price or (y) 110% of the average closing prices of a share of QRTEA for the 30 consecutive trading days ending on May 17, 2021 (with the price calculated pursuant to clause (y) equal to $13.62 per share (the "Call Price")) (the "Call Right"). As previously disclosed, on May 18, 2021, Mr. Malone provided written notice to Qurate Retail of his desire to accept the Offer, subject to the approval by the Board of Directors of the Company of the transactions contemplated thereby for purposes of Section 203 of the General Corporation Law of the State of Delaware, pursuant to the terms of the Call Agreement. However, in the event the Company determined to exercise the Call Right, Mr. Malone indicated a preference for the payment of the per share price in the form of shares of QRTEA such that he would continue to hold a substantial investment in the Company.

On June 2, 2021, Qurate Retail delivered written notice to Mr. Malone to exercise the Call Right and to pay the per share Call Price required by the Call Agreement in shares of QRTEA. On June 3, 2021, the Company and the Malone Group entered into a Stock Exchange Agreement (the "Malone Stock Exchange Agreement") to effect the closing of the Call Right exercise, pursuant to which the Malone Group transferred to the Company an aggregate of 27,655,931 shares of QRTEB, and in exchange (the "Malone Exchange"), Qurate Retail issued to the Malone Group an aggregate of 30,421,522 shares of QRTEA. Under the terms of the Call Agreement, the aggregate Call Price converts into an equivalent ratio of 1.1 shares of QRTEA for each share of QRTEB with the aggregate number of shares of QRTEA issued to each member of the Malone Group rounded down to the nearest whole share.

On June 3, 2021, the Company, LMC and Mr. Maffei entered into a Waiver Letter and Amendment of Employment Agreement (the "Letter Agreement"), pursuant to which, among other things, Mr. Maffei (x) waived his rights to assert that Qurate Retail's exercise of the Call Right, the transactions to be consummated pursuant to the Malone Stock Exchange Agreement or the resulting reduction in the Malone Group's voting power with respect to Qurate Retail (collectively, the "Specified Events") would constitute a "Change in Control" or "Good Reason," in each case, as defined in the Executive Employment Agreement, dated as of December 13, 2019, by and between LMC and Mr. Maffei (the "Employment Agreement"), with respect to Qurate Retail, and agreed not to terminate his employment with Qurate Retail for "Good Reason" in connection with or arising out of the Option Cancellation (as defined below) or any of the Specified Events, and (y) consented to the cancellation (the "Option Cancellation") of stock option awards to purchase shares of QRTEB that had been granted to Mr. Maffei on each of December 24, 2014, and March 31, 2015 for 1,137,228 shares at an exercise price of $16.97 per share, and 197,783 shares at an exercise price of $16.71 per share, respectively. In consideration for the foregoing, pursuant to the Letter Agreement, (i) Mr. Maffei received a grant of 1,101,321 restricted shares of QRTEB that are scheduled to vest, subject to Mr. Maffei's continued employment with the Company, in two equal tranches on December 10, 2024 and the fifth anniversary of the grant date, subject to earlier vesting under certain circumstances, and (ii) Qurate Retail agreed that the portion of the Annual Equity Awards (as defined in the Employment Agreement) to be granted by Qurate Retail to Mr. Maffei pursuant to Section 4.11 of the Employment Agreement for calendar years 2022, 2023 and 2024 shall be granted with respect to the QRTEB.

Also, on June 3, 2021, the Company and Mr. Maffei also entered into a Stock Exchange Agreement (the "Maffei Stock Exchange Agreement") pursuant to which, among other things: (i) Mr. Maffei transferred to Qurate Retail an aggregate of 5,378,308 shares of QRTEA, and in exchange Qurate Retail issued to Mr. Maffei an equivalent number of shares of QRTEB; (ii) Qurate Retail agreed that on the terms and subject to the conditions of the Maffei Stock Exchange Agreement, Mr. Maffei, at his option (during the six-month period following the vesting of the performance-based restricted stock unit award granted to Mr. Maffei on March 10, 2021), may transfer to the Company the number of shares of QRTEA actually received by Mr. Maffei upon vesting of such performance-based restricted stock unit award in exchange for an equivalent number of newly-issued shares of QRTEB (the "Subsequent Exchange"); (iii) Mr. Maffei agreed that until December 31, 2024 (the "Cap Period"), which is also the end of the current term of his employment as set forth in the Employment Agreement, he will not, and will not authorize or permit any of his affiliates that he controls ("Controlled Affiliates") to, acquire or agree to acquire (or announce publicly an intent to acquire) by purchase or otherwise, beneficial ownership of voting securities of the Company (or direct or indirect rights or options to acquire any such voting securities) if, after giving effect to any such acquisition of securities, the aggregate voting power of the Company's voting securities beneficially owned by Mr. Maffei and his Controlled Affiliates would exceed 20.0% of the voting power of all of the outstanding voting securities (assuming, for purposes of this calculation that all voting securities beneficially owned by Mr. Maffei which are not outstanding are included in the calculation) (the "Cap"); and (iv) the foregoing transactions by which Mr. Maffei and certain of his related persons became an "interested stockholder" were approved for purposes of Section 203 of the General Corporation Law of the State of Delaware. The Cap is subject to certain terms and exceptions, as described in the Maffei Stock Exchange Agreement. In addition, Mr. Maffei and his Controlled Affiliates may not transfer voting securities of Qurate Retail to any other Controlled Affiliate of Mr. Maffei unless such transferee has agreed to be bound by the terms of the Maffei Stock Exchange Agreement.

Pursuant to the terms of the Maffei Stock Exchange Agreement, on March 25, 2022, Mr. Maffei transferred to the Company an aggregate of 229,022 shares of QRTEA received by Mr. Maffei upon vesting of the performance-based restricted stock unit award granted to Mr. Maffei on March 10, 2021 and in exchange, the Company issued to Mr. Maffei an equivalent number of shares of QRTEB. Each share of QRTEB stock is convertible, at the option of the holder, into one share of QRTEA.

## (11) Stock-Based Compensation

### *Qurate Retail - Incentive Plans*

The Company has granted to certain of its directors, employees and employees of its subsidiaries, restricted stock ("RSAs"), RSUs and options to purchase shares of the Company's common stock (collectively, "Awards"). The Company measures the cost of employee services received in exchange for an equity classified Award (such as stock options and restricted stock) based on the grant-date fair value ("GDFV") of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date.

Pursuant to the Qurate Retail, Inc. 2020 Omnibus Incentive Plan (the "2020 Plan"), the Company may grant Awards in respect of a maximum of 30.0 million shares of Qurate Retail common stock plus the shares remaining available for Awards under the prior Qurate Retail, Inc. 2016 Omnibus Incentive Plan (the "2016 Plan"), as amended, as of close of business on May 20, 2020, the day before the effective date of the 2020 Plan. Any forfeited shares from the 2016 Plan shall also be available again under the 2020 Plan. Awards generally vest over 1-5 years and have a term of 7-10 years. Qurate Retail issues new shares upon exercise of equity awards.

### *Qurate Retail – Grants*

The following table presents the number and weighted average GDFV of Awards granted by Qurate Retail during the years ended December 31, 2022, 2021 and 2020:

| | For the Years ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2022 | | 2021 | | 2020 | |
| | Awards Granted (000's) | Weighted Average GDFV | Awards Granted (000's) | Weighted Average GDFV | Awards Granted (000's) | Weighted Average GDFV |
| Series A Qurate Retail common stock options, subsidiary employees (1). . . | NA | NA | 974 | $ 6.75 | 4,818 | $ 1.96 |
| Series A Qurate Retail common stock options, Qurate Retail employees and directors (2). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | NA | NA | 63 | $ 6.18 | 747 | $ 4.86 |
| Series A Qurate Retail common stock options, David Rawlinson II (3) . . . . | NA | NA | 1,185 | $ 5.02 | NA | NA |
| Series A Qurate Retail common stock options, Qurate Retail Chairman of the Board (4). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | NA | NA | NA | NA | 1,191 | $ 4.88 |
| Series A Qurate Retail common stock RSUs, subsidiary employees (5). . . . | 17,302 | $ 3.82 | 5,670 | $ 12.07 | 9,753 | $ 4.73 |
| Series A Qurate Retail common stock RSUs, Qurate Retail employees and directors (6). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 899 | $ 2.72 | 309 | $ 10.30 | 298 | $ 6.55 |
| Series A Qurate Retail common stock RSUs, David Rawlinson II (7) . . . . . | 596 | $ 4.91 | 652 | $ 10.50 | NA | NA |
| Series A Qurate Retail common stock RSUs, Mike George (8) . . . . . . . . . . | NA | NA | 1,107 | $ 12.86 | 725 | $ 4.44 |
| Series A Qurate Retail common stock RSUs, Qurate Retail Chairman of the Board (9). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | NA | NA | 229 | $ 12.90 | 622 | $ 4.62 |
| Series B Qurate Retail common stock RSUs, Qurate Retail Chairman of the Board (9). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 327 | $ 4.95 | 1,101 | $ 13.65 | NA | NA |

(1) Vests semi-annually over four years.

(2) Vests between two and four years for employees and in one year for directors.

(3) Vests in two equal tranches on December 31, 2023 and December 31, 2024. Grant was made in connection with Mr. Rawlinson's employment agreement (see note 10).

(4) The grant was made in connection with the Chairman's new employment agreement and cliff vests in December 2024 (see notes 1 and 10).

(5) Grants made in 2022 generally vest annually over three years. Grants made in 2021 and 2020 generally vest annually over four years.

(6) Grants mainly vest one year from the month of grant, subject to the satisfaction of certain performance objectives for employees and in one year for directors.

(7) Grant made in 2022 vests one year from the month of grant, subject to the satisfaction of certain performance objectives. Qurate Retail granted 509 thousand time-based RSUs and 143 thousand performance-based RSUs of QRTEA to Mr. Rawlinson in 2021. The time-based RSUs vest over three years, and the performance-based RSUs cliff vested in March 2022, subject to the satisfaction of certain performance objectives and based on an amount determined by the compensation committee. Grants were made in connection with Mr. Rawlinson's employment agreement (see note 10).

(8) Qurate Retail granted to Mr. George 684 thousand performance-based RSUs and 423 thousand time-based RSUs of QRTEA in 2021 and 725 thousand performance-based RSUs of QRTEA in 2020. The time-based RSUs mainly cliff vested on December 10, 2021, and the 2021 and 2020 performance-based RSUs granted to Mr. George cliff vested one year from the month of grant, subject to the satisfaction of certain performance objectives and based on an amount determined by the compensation committee.

(9) Qurate Retail granted 327 thousand performance-based RSUs of QRTEB in 2022 and 229 thousand and 584 thousand performance-based RSUs of QRTEA in 2021 and 2020, respectively. These grants vest one year from the month of the grant, subject to the satisfaction of certain performance objectives. Grants were made in connection with our Chairman's employment agreement. Qurate Retail also granted 1.1 million time-based RSAs of QRTEB to our Chairman in 2021 as a result of the Letter Agreement discussed in Note 10 which vest in two equal tranches on December 10, 2024 and June 3, 2026, subject to earlier vesting under certain circumstances. Qurate Retail granted 38 thousand time-based RSUs of QRTEA to our Chairman which cliff vested on December 10, 2020. This RSU grant was issued in lieu of our Chairman receiving 50% of his remaining base salary for the last three quarters of calendar year 2020, and he waived his right to receive the other 50%, in each case, in light of the ongoing financial impact of COVID-19.

For awards that are performance-based, performance objectives, which are subjective, are considered in determining the timing and amount of compensation expense recognized. When the satisfaction of the performance objectives becomes probable, the Company records compensation expense. The probability of satisfying the performance objectives is assessed at the end of each reporting period.

Pursuant to the terms of the Stock Exchange Agreement, dated as of June 3, 2021, by and between Mr. Maffei and the Company, on March 25, 2022, Mr. Maffei transferred to the Company an aggregate of 229,022 shares of QRTEA received by Mr. Maffei upon vesting of the performance-based restricted stock unit award granted to Mr. Maffei on March 10, 2021 and in exchange, the Company issued to Mr. Maffei an equivalent number of shares of QRTEB. Each share of QRTEB stock is convertible, at the option of the holder, into one share of QRTEA.

During the fourth quarter of 2021 and in connection with the November Special Dividend, holders of QRTEA or QRTEB (together, "QRTEA/B") RSAs and RSUs outstanding at the close of business on the record date received a special cash dividend in the amount of $1.25 per share for each QRTEA/B RSA or RSU so held ("November Cash Dividend").

The November Cash Dividend for RSA holders was paid upon distribution. The November Cash Dividend for RSU holders is subject to the same vesting schedules as those applicable to the corresponding original QRTEA RSUs.

Also in connection with the November Special Dividend, outstanding stock options and stock appreciation rights ("SARs") to purchase shares of QRTEA/B on the record date were adjusted pursuant to the anti-dilution provisions of the incentive plans under which the stock options and SARs were granted. The adjustment to the exercise price and the number of shares subject to the original stock option or SAR award preserved:

i.      the pre-November Special Dividend intrinsic value of the original QRTEA/B stock option or SAR, and

ii.     the pre-November Special Dividend ratio of the exercise price to the market price of the corresponding original QRTEA/B stock option or SAR.

During the third quarter of 2020 and in connection with the Special Dividend, holders of RSAs and RSUs of QRTEA outstanding at the close of business on the record date received:

i.      a special cash dividend in the amount of $1.50 per share for each QRTEA RSA and RSU so held ("Cash Dividend"), and

ii.     a special dividend of 0.03 shares of newly issued Preferred Stock ("QRTEP") for each QRTEA RSA and RSU so held, with cash distributed in lieu of fractional shares ("Preferred Stock Dividend"). The Preferred Stock Dividend related to QRTEA RSAs and RSUs was issued in the form of QRTEP RSAs and RSUs, corresponding to the original grant of either RSAs or RSUs.

The Cash Dividend for RSA holders was paid upon distribution. The Cash Dividend for RSU holders along with the QRTEP RSAs and RSUs are subject to the same vesting schedules as those applicable to the corresponding original QRTEA RSAs and RSUs.

Also in connection with the Special Dividend, outstanding stock options and SARs to purchase shares of QRTEA/B on the record date were adjusted pursuant to the anti-dilution provisions of the incentive plans under which the stock options and SARs were granted. The adjustment to the exercise price and the number of shares subject to the original stock option or SAR award was calculated in the same manner as the November Special Dividend discussed above.

During the fourth quarter of 2020 and in connection with the December Special Dividend, holders of QRTEA RSAs and RSUs outstanding at the close of business on the record date received a special cash dividend in the amount of $1.50 per share for each QRTEA RSA or RSU so held ("December Cash Dividend").

The December Cash Dividend for RSA holders was paid upon distribution. The December Cash Dividend for RSU holders is subject to the same vesting schedules as those applicable to the corresponding original QRTEA RSUs.

Also in connection with the December Special Dividend, outstanding stock options and SARs to purchase shares of QRTEA/B on the record date were adjusted pursuant to the anti-dilution provisions of the incentive plans under which the stock options and SARs were granted. The adjustment to the exercise price and the number of shares subject to the original stock option or SAR award was calculated in the same manner as the November Special Dividend discussed above.

The Company has calculated the GDFV for all of its equity classified awards using the Black-Scholes-Merton Model. The Company estimates the expected term of the Awards based on historical exercise and forfeiture data. For grants made in 2021 and 2020, the range of expected terms was 5.3 to 5.8 years. There were no options granted in 2022. The volatility used in the calculation for Awards is based on the historical volatility of the Company's stocks and the implied volatility of publicly traded Qurate Retail options. The Company uses a zero dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject options

The following table presents the range of volatilities used by Qurate Retail in the Black-Scholes-Merton Model for the 2021 and 2020 Qurate Retail grants.

| | Volatility | | |
|---|---|---|---|
| 2021 grants | 53.7 % | - | 57.1 % |
| 2020 grants | 46.8 % | - | 54.8 % |

### *Qurate Retail - Outstanding Awards*

The following table presents the number and weighted average exercise price ("WAEP") of options to purchase Qurate Retail common stock granted to certain officers, employees and directors of the Company, as well as the weighted average remaining life and aggregate intrinsic value of the options.

| | Qurate Retail | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Series A | | | | Series B | | | |
| | Options (000's) | WAEP | Weighted average remaining life | Aggregate intrinsic value (in millions) | Options (000's) | WAEP | Weighted average remaining life | Aggregate intrinsic value (in millions) |
| Options outstanding at January 1, 2022 | 42,110 | $ 9.23 | | | 2,221 | $ 12.25 | | |
| Granted | — | $ — | | | — | $ — | | |
| Exercised | (420) | $ 2.25 | | | — | $ — | | |
| Forfeited/Cancelled | (8,776) | $ 11.28 | | | — | $ — | | |
| Options outstanding at December 31, 2022 | 32,914 | $ 8.78 | 2.9 years | $ — | 2,221 | $ 12.25 | 0.8 years | $ — |
| Options exercisable at December 31, 2022 | 21,561 | $ 10.56 | 2.0 years | $ — | 2,221 | $ 12.25 | 0.8 years | $ — |

The following table presents the number and weighted average GDFV of RSUs granted to certain officers, employees and directors of the Company.

| | Series A (000's) | Weighted Average GDFV | Series B (000's) | Weighted Average GDFV |
|---|---|---|---|---|
| RSUs outstanding at January 1, 2022 | 12,905 | $ 9.38 | — | $ — |
| Granted | 18,797 | $ 3.80 | 327 | $ 4.95 |
| Vested | (4,475) | $ 9.92 | — | $ — |
| Forfeited/Cancelled | (4,061) | $ 7.43 | — | $ — |
| RSUs outstanding at December 31, 2022 | 23,166 | $ 5.09 | 327 | $ 4.95 |

### *Qurate Retail - Restricted Stock and Restricted Stock Units*

The Company has approximately 23.2 million, 1.4 million and 89 thousand unvested RSAs and RSUs of QRTEA, QRTEB and QRTEP, respectively, held by certain directors, officers and employees of the Company as of December 31, 2022. The QRTEA and QRTEB unvested RSAs and RSUs have a weighted average GDFV of $5.11 per share and $11.66 per share, respectively, and 78 thousand of the QRTEP unvested RSUs have an incremental cost of $50.01 per share.

The aggregate fair value of all QRTEA, QRTEB and QRTEP RSAs and RSUs that vested during the years ended December 31, 2022, 2021 and 2020 was $25 million, $95 million and $17 million, respectively.

*Qurate Retail - Exercises*

The aggregate intrinsic value of all options exercised during the years ended December 31, 2022, 2021 and 2020 was $1 million, $19 million and $7 million, respectively.

As of December 31, 2022, the total unrecognized compensation cost related to unvested Qurate Retail Awards was approximately $101 million. Such amount will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 1.5 years.

As of December 31, 2022, Qurate Retail reserved 35.1 million shares of Series A and Series B common stock for issuance under exercise privileges of outstanding stock options.

**(12) Employee Benefit Plans**

Subsidiaries of Qurate Retail sponsor 401(k) plans, which provide their employees an opportunity to make contributions to a trust for investment in Qurate Retail common stock, as well as other mutual funds. The Company's subsidiaries make matching contributions to their plans based on a percentage of the amount contributed by employees. Employer cash contributions to all plans aggregated $29 million, $30 million and $28 million for the years ended December 31, 2022, 2021 and 2020, respectively.

**(13) Other Comprehensive Earnings (Loss)**

Accumulated other comprehensive earnings (loss) included in the Company's consolidated balance sheets and consolidated statements of equity reflect the aggregate of foreign currency translation adjustments, comprehensive earnings (loss) attributable to debt credit risk adjustments and the Company's share of accumulated other comprehensive earnings of affiliates.

The change in the components of accumulated other comprehensive earnings (loss), net of taxes ("AOCI"), is summarized as follows:

| | Foreign currency translation adjustments | Share of AOCI of equity affiliates | Comprehensive Earnings (loss) Attributable to Debt Credit Risk Adjustments | Other | AOCI |
|---|---|---|---|---|---|
| | | | amounts in millions | | |
| Balance at January 1, 2020 | $ (181) | (5) | 40 | 91 | (55) |
| Other comprehensive earnings (loss) attributable to Qurate Retail, Inc. stockholders | 111 | — | 17 | (1) | 127 |
| Balance at December 31, 2020 | (70) | (5) | 57 | 90 | 72 |
| Other comprehensive earnings (loss) attributable to Qurate Retail, Inc. stockholders | (113) | — | (36) | (2) | (151) |
| Balance at December 31, 2021 | $ (183) | (5) | 21 | 88 | (79) |
| Other comprehensive earnings (loss) attributable to Qurate Retail, Inc. stockholders | (166) | — | 277 | (14) | 97 |
| Balance at December 31, 2022 | $ (349) | (5) | 298 | 74 | 18 |

The components of other comprehensive earnings (loss) are reflected in Qurate Retail's consolidated statements of comprehensive earnings (loss) net of taxes. The following table summarizes the tax effects related to each component of other comprehensive earnings (loss).

| | Before-tax amount | Tax (expense) benefit | Net-of-tax amount |
|---|---|---|---|
| | amounts in millions | | |
| *Year ended December 31, 2022:* | | | |
| Foreign currency translation adjustments | $ (185) | 3 | (182) |
| Recognition of previously unrealized losses (gains) on debt, net | (18) | 4 | (14) |
| Comprehensive earnings (loss) attributable to debt credit risk adjustments | 365 | (88) | 277 |
| Other comprehensive earnings (loss) | $ 162 | (81) | 81 |
| *Year ended December 31, 2021:* | | | |
| Foreign currency translation adjustments | $ (124) | (4) | (128) |
| Recognition of previously unrealized losses (gains) on debt, net | (3) | 2 | (1) |
| Comprehensive earnings (loss) attributable to debt credit risk adjustments | (42) | 6 | (36) |
| Other comprehensive earnings (loss) | $ (169) | 4 | (165) |
| *Year ended December 31, 2020:* | | | |
| Foreign currency translation adjustments | $ 115 | 3 | 118 |
| Recognition of previously unrealized losses (gains) on debt, net | (1) | — | (1) |
| Comprehensive earnings (loss) attributable to debt credit risk adjustments | 22 | (5) | 17 |
| Other comprehensive earnings (loss) | $ 136 | (2) | 134 |

## (14) Commitments and Contingencies

### *Litigation*

Qurate Retail has contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible Qurate Retail may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

### *Fire at Rocky Mount Fulfillment Center*

On December 18, 2021, QVC experienced a fire at its Rocky Mount, Inc. fulfillment center in North Carolina. Rocky Mount was QVC's second-largest fulfillment center for QxH and QVC's primary returns center for hard goods. The building was significantly damaged as a result of the fire and related smoke and will not reopen. QVC decided not to rebuild the facility and entered into an agreement to sell the property which closed in February 2023.

QVC maintains property, general liability and business interruption insurance coverage. Based on provisions of QVC's insurance policies, the Company records estimated insurance recoveries for fire related costs for which recovery is deemed probable.

For the year ended December 31, 2021, QVC recorded $250 million of fire related costs and estimated insurance recoveries of $229 million for which recovery was deemed probable. As of December 31, 2021, the Company received $100 million of insurance proceeds and had an insurance receivable of $129 million which was recorded in Trade and other receivables, net in the consolidated balance sheet.

For the year ended December 31, 2022, the Company recorded an additional $157 million of fire related costs, including $95 million for the write-down of inventory that will not be reimbursed by QVC's insurance policies. The fire-related costs also include $59 million for which recovery was deemed probable and $3 million of costs that will not be reimbursed by QVC's insurance policies. For the year ended December 31, 2022, the Company received $280 million of insurance proceeds for inventory, fixed asset losses and other fire related costs and recorded a gain of $132 million in restructuring and fire related costs, net of (recoveries) in the consolidated statement of operations, representing the proceeds received in excess of cumulative losses recognized. The Company recorded an insurance receivable, net of advance proceeds received, for other fire related costs for which recovery was deemed probable of $40 million which was recorded in Trade and other receivables, net in the consolidated balance sheet as of December 31, 2022.

During the year ended December 31, 2022, inventory write-downs related to Rocky Mount inventory of $95 million were included in cost of goods sold. Due to the circumstances surrounding the write-downs of inventory, these write-downs have been excluded from Adjusted OIBDA (as defined in note 15). QVC submitted its business interruption claim with the insurance company and is still in the process of negotiating the valuation of loss with its insurer; there can be no guarantee that all business interruption losses will be recovered. QVC expects to continue to record additional costs and recoveries until the insurance claim is fully settled.

### *Project Athens*

On June 27, 2022, Qurate Retail announced a five-point turnaround plan designed to stabilize and differentiate its core HSN and QVC U.S. brands and expand the company's leadership in video streaming commerce ("Project Athens"). Project Athens main initiatives include: (i) improve customer experience and grow relationships; (ii) rigorously execute core processes; (iii) lower cost to serve; (iv) optimize the brand portfolio; and (v) build new high growth businesses anchored in strength.

During 2022 QVC commenced the first phase of Project Athens including actions to reduce inventory and a planned workforce reduction. These initiatives are consistent with QVC's strategy to operate more efficiently as it implements its turnaround plan. QVC recorded restructuring charges of $24 million in restructuring and fire related costs, net of (recoveries) in the consolidated statement of operations during the year ended December 31, 2022, related to workforce reduction.

### *Zulily Restructuring*

In the first quarter of 2022, Zulily began to execute a series of transformation initiatives, beginning with the announcement of the closure of its fulfillment center in Bethlehem, Pennsylvania, and reduction in corporate workforce. These initiatives are consistent with Zulily's strategy to operate more efficiently as it implements its turnaround plan, and Zulily expects to incur additional expenses related to these transformation initiatives in future periods. Zulily recorded $13 million of restructuring charges during the year ended December 31, 2022, approximately $9 million of which related to its regional office space strategy and expenses associated with the Pennsylvania facility closure, and approximately $4 million of which related to a reduction in corporate workforce.

## (15) Information About Qurate Retail's Operating Segments

Qurate Retail, through its ownership interests in subsidiaries and other companies, is primarily engaged in the video and on-line commerce industries. Qurate Retail identifies its reportable segments as (A) those consolidated subsidiaries that represent 10% or more of its consolidated annual revenue, annual Adjusted OIBDA or total assets and (B) those equity method affiliates whose share of earnings represent 10% or more of Qurate Retail's annual pre-tax earnings. The segment presentation for prior periods has been conformed to the current period segment presentation.

As of December 31, 2022, the Company changed its reportable segments as CBI met the quantitative threshold to be a reportable segment. Zulily no longer met the quantitative threshold to be a reportable segment, and is now reported in the Corporate and other segment, and presented prior period information to conform with this change.

Qurate Retail evaluates performance and makes decisions about allocating resources to its operating segments based on financial measures such as revenue, Adjusted OIBDA, gross margin, average sales price per unit, number of units shipped and revenue or sales per customer equivalent. In addition, Qurate Retail reviews nonfinancial measures such as unique website visitors, conversion rates and active customers, as appropriate.

For segment reporting purposes, Qurate Retail defines Adjusted OIBDA as revenue less cost of goods sold, operating expenses, and selling, general and administrative expenses excluding stock-based compensation and, where applicable, separately identified items impacting comparability. Qurate Retail believes this measure is an important indicator of the operational strength and performance of its businesses by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock-based compensation, and where applicable, separately identified impairments, litigation settlements, restructuring, acquisition-related costs, fire related costs, net (including Rocky Mount inventory losses) and gains on sale leaseback transactions, that are included in the measurement of operating income (loss) pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. Qurate Retail generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current prices.

For the year ended December 31, 2022, Qurate Retail has identified the following consolidated subsidiaries as its reportable segments:

- QxH– QxH markets and sells a wide variety of consumer products in the U.S., primarily by means of its televised shopping programs and via the Internet through their websites and mobile applications.

- QVC International – QVC International markets and sells a wide variety of consumer products in several foreign countries, primarily by means of its televised shopping programs and via the Internet through its international websites and mobile applications.

- CBI – CBI consists of a portfolio of aspirational home and apparel brands in the U.S. that sell merchandise through brick-and-mortar retail locations as well as via the Internet through their websites.

Qurate Retail's operating segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, distribution channels and marketing strategies. The accounting policies of the segments that are also consolidated subsidiaries are the same as those described in the Company's summary of significant accounting policies.

## Performance Measures

| | Years ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2022 | | 2021 | | 2020 | |
| | Revenue | Adjusted OIBDA | Revenue | Adjusted OIBDA | Revenue | Adjusted OIBDA |
| | amounts in millions | | | | | |
| QxH | $ 7,359 | 750 | 8,277 | 1,439 | 8,505 | 1,547 |
| QVC International | 2,528 | 358 | 3,077 | 562 | 2,967 | 510 |
| CBI | 1,313 | 78 | 1,238 | 137 | 1,070 | 94 |
| Corporate and other | 906 | (122) | 1,453 | (58) | 1,636 | 47 |
| Inter-segment eliminations | — | — | (1) | — | (1) | — |
| Consolidated Qurate Retail | $ 12,106 | 1,064 | 14,044 | 2,080 | 14,177 | 2,198 |

## Other Information

| | December 31, 2022 | | December 31, 2021 | |
|---|---|---|---|---|
| | Total assets | Capital expenditures | Total assets | Capital expenditures |
| | amounts in millions | | | |
| QxH | $ 8,731 | 178 | 12,302 | 169 |
| QVC International | 1,933 | 38 | 2,214 | 41 |
| CBI | 558 | 39 | 485 | 14 |
| Corporate and other | 1,349 | 13 | 1,201 | 20 |
| Consolidated Qurate Retail | $ 12,571 | 268 | 16,202 | 244 |

The following table provides a reconciliation of consolidated segment Adjusted OIBDA to operating income and earnings (loss) from continuing operations before income taxes:

| | Years ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| | amounts in millions | | |
| Consolidated segment Adjusted OIBDA.................. | $  1,064 | 2,080 | 2,198 |
| Stock-based compensation............................ | (60) | (72) | (64) |
| Depreciation and amortization........................ | (481) | (537) | (562) |
| Restructuring and fire related (costs), net of recoveries..... | (3) | (21) | — |
| Gains on sale leaseback transactions.................... | 520 | — | — |
| Impairment of intangible assets....................... | (3,081) | (363) | — |
| Operating income ................................... | (2,041) | 1,087 | 1,572 |
| Interest expense.................................... | (456) | (468) | (408) |
| Share of earnings (loss) of affiliates, net................ | (1) | (94) | (156) |
| Realized and unrealized gains (losses) on financial instruments, net....................................... | 41 | 99 | (110) |
| Gains (losses) on transactions, net..................... | — | 10 | 224 |
| Tax sharing income (expense) with Liberty Broadband .... | 79 | 10 | (39) |
| Other, net......................................... | 70 | (6) | (32) |
| Earnings (loss) from continuing operations before income taxes ........................................ | $  (2,308) | 638 | 1,051 |

## Revenue by Geographic Area

The following table summarizes net revenue generated by subsidiaries located within the identified geographic areas:

| | Years ended December 31, | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| | amounts in millions | | |
| United States ....................................... | $  9,514 | 10,864 | 11,119 |
| Japan............................................. | 1,017 | 1,167 | 1,132 |
| Germany........................................... | 813 | 1,027 | 978 |
| Other foreign countries............................... | 762 | 986 | 948 |
| | $ 12,106 | 14,044 | 14,177 |

## Long-lived Assets by Geographic Area

| | December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| | amounts in millions | |
| U.S................................................ | $    378 | 686 |
| Japan.............................................. | 104 | 123 |
| Germany........................................... | 36 | 121 |
| Other foreign countries............................... | 52 | 100 |
| | $    570 | 1,030 |

**Qurate Retail, Inc.**
**Reconciliation of Qurate Retail, Inc. ("Qurate Retail") Net Assets and**
**Net Earnings to Liberty Interactive LLC ("Liberty LLC") Net Assets and Net Earnings**

**December 31, 2022**

**(unaudited)**
**amounts in millions**

| | | |
|---|---:|---:|
| Qurate Retail Net Assets | $ | 525 |
| Reconciling items: | | |
| Zulily, LLC ("Zulily") net assets | | (57) |
| Cornerstone Brands, Inc. ("Cornerstone") net assets (1) | | (253) |
| Cash held by Qurate Retail | | (500) |
| Equity investment in Cornerstone held by Liberty LLC (1) | | 90 |
| Tax sharing agreement with GCI Liberty, Inc. | | 7 |
| Preferred Stock liability (2) | | 1,266 |
| Preferred restricted stock unit liability (2) | | 24 |
| Accrued preferred dividends payable (2) | | 4 |
| Liberty LLC Net Assets | $ | 1,106 |
| | | |
| Qurate Retail Net Earnings | $ | (2,532) |
| Reconciling items: | | |
| Zulily net (earnings) loss | | 470 |
| Cornerstone net (earnings) loss (1) | | (38) |
| Cornerstone equity method investment share of earnings (loss) | | 14 |
| GCI Liberty, Inc. tax sharing expense | | (79) |
| Accrued preferred dividends payable (2) | | 102 |
| Liberty LLC Net Earnings | $ | (2,063) |

(1) On December 29, 2017, Qurate Retail acquired the approximate remaining 62% of HSN, Inc. (which includes its televised shopping business "HSN" and its catalog retail business "Cornerstone") it did not already own. On December 31, 2018, Qurate Retail transferred their 100% ownership interest in HSN to QVC, Inc. through a transaction amongst entities under common control and based on the guidance for accounting for transactions amongst entities under common control HSN's results have been excluded for the entire period. Liberty LLC continues to hold 38% of Cornerstone and accounts for its ownership in Cornerstone as an equity method investment.

(2) On September 14, 2020, Qurate Retail issued the 8.0% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the "Preferred Stock"). Holders of the Preferred Stock are entitled to receive quarterly cash dividends at a fixed rate of 8.0% per year on a cumulative basis, beginning December 15, 2020 and thereafter on each of March 15, June 15, September 15 and December 15 during the term. As the Preferred Stock is subject to unconditional mandatory redemption in cash and was issued in the form of a share, Qurate Retail concluded the Preferred Stock was a mandatorily redeemable financial instrument and should be classified as a liability in the consolidated balance sheets.

# CORPORATE DATA

## BOARD OF DIRECTORS

**Gregory B. Maffei**
Chairman of the Board
Qurate Retail, Inc.

**Richard N. Barton**
Co-Founder and Executive Chairman
Zillow Group, Inc.

**Fiona P. Dias**
Principal Digital Partner
Ryan Retail Consulting

**David Rawlinson II**
President and Chief Executive Officer
Qurate Retail, Inc.

**M. Ian G. Gilchrist**
Retired Director and President
Trine Acquisition Corp.

**Evan D. Malone, Ph.D.**
President
NextFab Studio, LLC

**John C. Malone**
Chairman of the Board
Liberty Media Corporation

**Larry E. Romrell**
Retired Executive Vice President
Tele-Communications, Inc.

**Andrea L. Wong**
Former President, International Production
Sony Pictures Television
Former President, International
Sony Pictures Entertainment

## EXECUTIVE COMMITTEE

**David Rawlinson II**

**Gregory B. Maffei**

**John C. Malone**

## COMPENSATION COMMITTEE

**Larry E. Romrell (Chairman)**

**M. Ian G. Gilchrist**

**Andrea L. Wong**

## AUDIT COMMITTEE

**M. Ian G. Gilchrist (Chairman)**

**Fiona P. Dias**

**Larry E. Romrell**

## NOMINATING & CORPORATE GOVERNANCE COMMITTEE

**Andrea L. Wong (Chair)**

**Richard N. Barton**

**Fiona P. Dias**

## SENIOR OFFICERS

**Gregory B. Maffei**
Chairman of the Board

**David Rawlinson II**
President and Chief Executive Officer

**Renee L. Wilm**
Chief Legal Officer and Chief
Administrative Officer

**Albert E. Rosenthaler**
Chief Corporate Development Officer

**Brian J. Wendling**
Chief Accounting Officer and Principal
Financial Officer

**Ben Oren**
Executive Vice President and Treasurer

## CORPORATE SECRETARY

Katherine C. Jewell

## CORPORATE HEADQUARTERS
12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5300

## STOCK INFORMATION
Series A and B Common Stock (QRTEA/B)
trade on the NASDAQ Global Select Market.
Our 8% Series A Cumulative Redeemable
Preferred Stock (QRTEP) is traded on the
NASDAQ Global Select Market.

## CUSIP NUMBERS
QRTEA – 74915M 100
QRTEB – 74915M 209
QRTEP – 74915M 308

## TRANSFER AGENT
Qurate Retail, Inc.
Shareholder Services
c/o Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
Phone: (888) 789-8461
Toll Free: (626) 427-6421
https://shareholder.broadridge.com/qri

## INVESTOR RELATIONS
Shane Kleinstein
investor@qurateretail.com
(866) 876-0461

## ON THE INTERNET
Visit the Qurate Retail, Inc. website at
www.qurateretail.com

## FINANCIAL STATEMENTS
Qurate Retail, Inc. financial statements are
filed with the Securities and Exchange
Commission. Copies of these financial
statements can be obtained from the
Transfer Agent or through the Qurate Retail,
Inc. website.

# qurate
## RETAIL, INC.

## OUR ENVIRONMENT

Qurate Retail believes in working to keep our environment cleaner and healthier. We are proud to have our headquarters overlooking the Colorado Rockies. Every day, Qurate Retail takes steps to preserve the natural beauty of the surroundings that we are privileged to enjoy.

## ELECTRONIC DELIVERY



We encourage Qurate Retail stockholders to voluntarily elect to receive future proxy and annual report materials electronically.

- If you are a registered stockholder, please visit *www.proxyvote.com* for simple instructions.

- Beneficial shareowners can elect to receive future proxy and annual report materials electronically as well as vote their shares online at *www.proxyvote.com*.
  ► Faster ► Economical ► Cleaner ► Convenient

## SCAN THE QR CODE



- To vote using your mobile device, sign up for e-delivery or download annual meeting materials.

► Qurate Retail's initiative in reducing its carbon footprint by promoting electronic delivery of shareholder materials has had a positive effect on the environment. Based upon 2022 statistics, voluntary receipt of e-delivery resulted in the following environmental savings:

 Using approximately 48.1 fewer tons of wood, or 288 fewer trees

 Using approximately 307 million fewer BTUs, or the equivalent of the amount of energy used by 365 refrigerators

 Using approximately 216,000 fewer pounds of greenhouse gases, including carbon dioxide, or the equivalent of 19.7 automobiles running for 1 calendar year

 Saving approximately 258,000 gallons of water, or the equivalent of approximately 11.8 swimming pools

 Saving approximately 14,200 pounds of solid waste

 Reducing hazardous air pollutants by approximately 19.2 pounds

Environmental impact estimates calculated using the Environmental Paper Network Paper Calculator. For more information visit *www.papercalculator.org*.



## 2023 ANNUAL MEETING OF STOCKHOLDERS

📅 Tuesday, June 6, 2023

🕐 8:15 a.m. Mountain Time

The 2023 Annual Meeting of Stockholders will be held via the Internet as a virtual meeting. See our Proxy Statement for additional information.